      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 21, 1997
                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                          CITIZENS BANKING CORPORATION
             (Exact Name of Registrant as Specified in its Charter)

           MICHIGAN                             6711                            38-2378932
(State or Other Jurisdiction of     (Primary Standard Industrial             (I.R.S. Employer
Incorporation or Organization)       Classification Code Number)            Identification No.)

                          ONE CITIZENS BANKING CENTER
                             328 S. SAGINAW STREET
                             FLINT, MICHIGAN 48502
                                  810-766-7500
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                              THOMAS W. GALLAGHER
                          CITIZENS BANKING CORPORATION
                          ONE CITIZENS BANKING CENTER
                             328 S. SAGINAW STREET
                             FLINT, MICHIGAN 48502
                                  810-766-7500
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)
                            ------------------------

                                   Copies To:

               GERALD T. LIEVOIS                                 TIMOTHY E. KRAEPEL
              DYKEMA GOSSETT PLLC                          HOWARD & HOWARD ATTORNEYS, P.C.
     1577 NORTH WOODWARD AVENUE, SUITE 300              1400 NORTH WOODWARD AVENUE, SUITE 101
        BLOOMFIELD HILLS, MI 48304-2820                    BLOOMFIELD HILLS, MI 48304-2856
                (810) 540-0700                                     (810) 645-1483

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions to the merger described in the enclosed Joint Proxy Statement-Prospectus have been satisfied or waived.

     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

==================================================================================================================
                                                                     PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF                AMOUNT TO BE          AGGREGATE OFFERING           AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED(1)               PRICE(2)           REGISTRATION FEE(3)
------------------------------------------------------------------------------------------------------------------
Common Stock, no par value (including
  the attached Preferred Stock Purchase
  Rights)..............................        4,246,304               $133,677,328              $40,508.28
==================================================================================================================

(1) This Registration Statement relates to (i) 4,246,304 shares of common stock, no par value, of the Registrant, the maximum number of such shares issuable in exchange for 2,851,783 shares of common stock, par value $7.50 per share of CB Financial Corporation ("CB") (assuming the exercise of all outstanding options to purchase shares of CB common stock), the maximum number of shares of CB common stock to be converted pursuant to the merger described in the enclosed Joint Proxy Statement-Prospectus (the "Merger") and (ii) the Preferred Stock Purchase Rights that will be attached to and represented by the certificates issued for the shares of CB common stock (which Preferred Stock Purchase Rights have no market value independent of the shares of common stock of the Registrant to which they are attached).
(2) Calculated pursuant to Rule 457(f) based on the number of shares of CB common stock outstanding as of May 2, 1997 (assuming the exercise of all outstanding options to purchase such shares), using a value of $46.875 per share (the average of the bid and asked prices as reported on the OTC Bulletin Board on May 16, 1997). In the Merger, each share of CB common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into, exchanged for and represent the right to receive 1.489 shares of the Registrant's common stock.
(3) A fee of $26,664.17 was paid on April 2, 1997 pursuant to Section 14(g)(1)(A) of the Securities Exchange Act of 1934 and Rules 0-11 and 14a-(6)(i) promulgated thereunder, in connection with the filing of preliminary proxy materials relating to the Merger as described herein, and pursuant to Rule 457(b), such fee has been credited against the registration fee payable in connection with this Registration Statement.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATES AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                             CROSS-REFERENCE SHEET
                     FOR REGISTRATION STATEMENT ON FORM S-4
                     AND JOINT PROXY STATEMENT-PROSPECTUS.

                                                                LOCATION IN
                      S-4 ITEM                        JOINT PROXY STATEMENT-PROSPECTUS
                      --------                        --------------------------------
A.   INFORMATION ABOUT THE TRANSACTION
1.   Forepart of Registration Statement and
     Outside Front Cover Page of Prospectus....  Facing Page of Registration Statement;
                                                 Cross-Reference Sheet; Cover Page
2.   Inside Front and Outside Back Cover Pages
     of Prospectus.............................  Available Information; Information
                                                 Incorporated by Reference; Table of
                                                 Contents
3.   Risk Factors, Ratio of Earnings to Fixed
     Charges and Other Information.............  Summary of Joint Proxy
                                                 Statement-Prospectus; Market Price Per
                                                 Share Data; Comparative Per Share Data;
                                                 Selected Consolidated Financial Data; Pro
                                                 Forma Selected Financial Data
4.   Terms of the Transaction..................  Summary of Joint Proxy
                                                 Statement-Prospectus; The Merger;
                                                 Description of Citizens Capital Stock;
                                                 Comparison of Shareholders' Rights
5.   Pro Forma Financial Information...........  Unaudited Pro Forma Condensed Combined
                                                 Financial Statements (including the notes
                                                 thereto)
6.   Material Contracts with the Company Being
     Acquired..................................  The Merger; Interests of Certain Persons
                                                 in the Merger
7.   Additional Information Required for
     Reoffering by Persons and Parties Deemed
     to be Underwriters........................  Not Applicable
8.   Interests of Named Experts and Counsel....  Not Applicable
9.   Disclosure of Commission Position on
     Indemnification for Securities Act
     Liabilities...............................  Not Applicable
B.   INFORMATION ABOUT THE REGISTRANT
10.  Information with Respect to S-3
     Registrants...............................  Not Applicable
11.  Incorporation of Certain Information by
     Reference.................................  Information Incorporated by Reference
12.  Information with Respect to S-2 or S-3
     Registrants...............................  Not Applicable
13.  Incorporation of Certain Information by
     Reference.................................  Not Applicable
14.  Information with Respect to Registrants
     Other Than S-2 or S-3 Registrants.........  Not Applicable
C.   INFORMATION ABOUT THE COMPANY BEING
     ACQUIRED
15.  Information with Respect to S-3
     Companies.................................  Information Incorporated by Reference

                                                                LOCATION IN
                      S-4 ITEM                        JOINT PROXY STATEMENT-PROSPECTUS
                      --------                        --------------------------------
16.  Information with Respect to S-2 or S-3
     Companies.................................  Not Applicable
17.  Information with Respect to Companies
     Other Than S-2 or S-3 Companies...........  Not Applicable
D.   VOTING AND MANAGEMENT INFORMATION
18.  Information if Proxies, Consents or
     Authorizations are to be Solicited........  Cover Page; Summary of Joint Proxy
                                                 Statement-Prospectus; Meeting of Citizens
                                                 Shareholders; Meeting of CB Shareholders;
                                                 Board of Directors and Operations
                                                 Following the Merger; Interests of Certain
                                                 Persons in the Merger; The Merger
19.  Information if Proxies, Consents or
     Authorizations are not to be Solicited, or
     in an Exchange Offer......................  Not Applicable

This Registration Statement contains the Joint Proxy Statement-Prospectus to be delivered separately to shareholders of Citizens Banking Corporation. ("Citizens") and CB Financial Corporation ("CB") in connection with their respective Special Meetings. The Joint Proxy Statement-Prospectus to be delivered to Citizens shareholders in connection with the merger described herein will contain a letter to Citizens shareholders and a Notice of the Citizens Special Meeting. Similarly, the Joint Proxy Statement-Prospectus to be delivered to CB shareholders in connection with the merger will contain a letter to CB shareholders and a Notice of the CB Special Meeting. The Joint Proxy Statement-Prospectus to be delivered to CB shareholders is otherwise identical in all respects to the Joint Proxy Statement-Prospectus to be delivered to Citizens shareholders.

CITIZENS BANKING CORPORATION LOGO
May 23, 1997

To the Owners of Citizens Banking Corporation

     You are cordially invited to attend a Special Meeting of the Shareholders of Citizens Banking Corporation, to be held on June 24, 1997 at 10:00 a.m., local time, at One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan.

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the issuance (the "Share Issuance") of Citizens Common Stock pursuant to the Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), by and among Citizens Banking Corporation ("Citizens"), Polaris Acquisition, Inc., a wholly-owned subsidiary of Citizens ("Merger Sub"), and CB Financial Corporation ("CB"), pursuant to which Merger Sub will be merged (the "Merger") with and into CB, with CB becoming a wholly-owned subsidiary of Citizens. A copy of the Merger Agreement is attached to the accompanying Joint Proxy Statement-Prospectus.

     At the effective time of the Merger, each share of CB Common Stock will be converted into 1.489 shares of Common Stock of Citizens. Each share of Citizens Common Stock outstanding at the effective time of the Merger will remain outstanding as a share of Common Stock of the combined company.

     Enclosed are a Notice of Special Meeting of Shareholders and a Joint Proxy Statement-Prospectus which describes the Merger and the background to the transaction. You are urged to read all of these materials carefully. The Board of Directors has fixed the close of business on May 2, 1997 as the record date for the Special Meeting. Accordingly, only shareholders of record on that date will be entitled to notice of, and to vote at, the Special Meeting or any adjournments or postponements thereof. The affirmative vote of a majority of the total votes cast by the holders of Citizens Common Stock is necessary to approve the Share Issuance. In the event that proxies representing a sufficient number of shares voting to approve the Share Issuance are not obtained prior to the meeting, a proposal to adjourn the meeting to solicit additional proxies will be put to a vote at the meeting.

     THE BOARD OF DIRECTORS OF CITIZENS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ISSUANCE OF SHARES PURSUANT TO THE TERMS OF THE MERGER AGREEMENT.

     The accompanying Joint Proxy Statement-Prospectus sets forth the voting rights of holders of Citizens Common Stock with respect to this matter, and describes the matter to be acted upon at the Special Meeting. Shareholders are urged to review carefully the accompanying Joint Proxy Statement-Prospectus, which contains a detailed description of the Merger, its terms and conditions and the transactions contemplated thereby.

     BECAUSE OF THE SIGNIFICANCE OF THE PROPOSED MERGER TO CITIZENS, YOUR PARTICIPATION IN THE SPECIAL MEETING, IN PERSON OR BY PROXY, IS ESPECIALLY IMPORTANT. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY PROMPTLY IN THE POSTAGE-PAID ENVELOPE THAT HAS BEEN PROVIDED TO YOU FOR YOUR CONVENIENCE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

     We and the entire Board urge you to vote "FOR" the Share Issuance pursuant to the terms of the Merger Agreement.

     Thank you, and we look forward to seeing you at the Special Meeting.

                                   Sincerely,

/s/ CHARLES R. WEEKS                                      /s/ ROBERT J. VITITO
CHARLES R. WEEKS                                          ROBERT J. VITITO
Chairman of the Board                                     President and Chief Executive Officer

                          CITIZENS BANKING CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 24, 1997

To the Shareholders of Citizens Banking Corporation:

     A Special Meeting of Shareholders (the "Special Meeting") of Citizens Banking Corporation, a Michigan corporation ("Citizens"), will be held on June 24, 1997 at 10:00 a.m., local time, at One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan, for the purpose of considering and voting upon a proposal for the issuance (the "Share Issuance") of shares of common stock ("Citizens Common Stock") pursuant to an Agreement and Plan of Merger, dated as of January 27, 1997, (the "Merger Agreement"), by and among Citizens, Polaris Acquisition, Inc., a Michigan corporation and wholly-owned subsidiary of Citizens ("Merger Sub") and CB Financial Corporation, a Michigan corporation ("CB"), pursuant to which Merger Sub will be merged (the "Merger") with and into CB, with CB becoming a wholly-owned subsidiary of Citizens, upon the terms and subject to the conditions set forth in the Merger Agreement, as are more fully described in the accompanying Joint Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement-Prospectus.

     The Board of Directors has fixed the close of business on May 2, 1997 as the record date (the "Record Date") for determining shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. The holders of record of Citizens Common Stock at the Record Date are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE SHARE ISSUANCE.

                                          By Order of the Board of Directors,

                                          THOMAS W. GALLAGHER
                                          Secretary

Flint, Michigan
May 23, 1997

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                         CB FINANCIAL CORPORATION LOGO

May 23, 1997

To Our Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of CB Financial Corporation ("CB") which will be held at The Town Club, One Jackson Square, Jackson, Michigan, at 10:00 a.m., local time, on June 24, 1997 (the "Special Meeting").

     At the Special Meeting, you will be asked to consider and vote upon a proposal to approve the Agreement and Plan of Merger dated as of January 27, 1997 (the "Merger Agreement") pursuant to which CB will merge (the "Merger") with and become a wholly-owned subsidiary of Citizens Banking Corporation ("Citizens") and each outstanding share of CB Common Stock will be converted into 1.489 shares of the common stock of Citizens.

     The combination of CB and Citizens will result in a $4.3 billion bank holding company with offices in Michigan and Illinois. The Merger will create a strong and profitable financial services company that will have enhanced capabilities to compete with banks and non-banking financial service providers.

     Enclosed are a Notice of Special Meeting and a Joint Proxy Statement-Prospectus which describe the Merger and its background. A copy of the Merger Agreement is attached to the Joint Proxy Statement-Prospectus. You are urged to read all of these materials carefully. The affirmative vote of the holders of a majority of the shares of CB Common Stock outstanding and entitled to vote is necessary to approve the Merger. In the event that proxies representing a sufficient number of shares voting to approve the Merger are not obtained prior to the Special Meeting, a proposal to adjourn the Special Meeting in order to solicit additional proxies will be put to a vote at the Special Meeting.

     THE BOARD OF DIRECTORS OF CB FINANCIAL CORPORATION HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     YOUR PROXY IS IMPORTANT. PLEASE SIGN, DATE AND MAIL THE ENCLOSED PROXY AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE-PAID ENVELOPE. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD. DO NOT SEND YOUR STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

     The Board and I urge you to vote "FOR" the Merger Agreement.

                                          Sincerely,

                                          /s/ BRIAN BELL

                                          BRIAN D. BELL
                                          Chairman and Chief Executive Officer

                            CB FINANCIAL CORPORATION

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JUNE 24, 1997

To the Shareholders of CB Financial Corporation:

     A Special Meeting of Shareholders (the "Special Meeting") of CB Financial Corporation, a Michigan corporation ("CB"), will be held on June 24, 1997 at 10:00 a.m., local time, at The Town Club, One Jackson Square, Jackson, Michigan. The purpose of the Special Meeting is to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger, dated as of January 27, 1997, (the "Merger Agreement"), by and among Citizens Banking Corporation ("Citizens"), Polaris Acquisition, Inc., a Michigan corporation and wholly-owned subsidiary of Citizens ("Merger Sub") and CB, and the consummation of the transactions contemplated thereby, pursuant to which Merger Sub will be merged with and into CB upon the terms and subject to the conditions set forth in the Merger Agreement, as are more fully described in the enclosed Joint Proxy Statement-Prospectus. A copy of the Merger Agreement is attached as Annex A to the accompanying Joint Proxy Statement-Prospectus.

     The Board of Directors has fixed the close of business on May 2, 1997 as the record date (the "Record Date") for determining shareholders entitled to notice of, and to vote at, the Special Meeting and any adjournments or postponements thereof. The holders of record of CB Common Stock at said Record Date are entitled to notice of and to vote at the Special Meeting and any adjournments or postponements thereof. In the event that proxies representing a sufficient number of shares voting to approve the Merger Agreement are not obtained prior to the meeting, a proposal to adjourn the meeting to solicit additional proxies will be put to a vote at the meeting.

     THE BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

                                          By Order of the Board of Directors,

                                          KAREN R. GAMIN
                                          Secretary

Jackson, Michigan
May 23, 1997

     WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, YOU ARE REQUESTED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY CARD IN THE ENCLOSED ENVELOPE WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY VOTE IN PERSON IF YOU WISH, EVEN IF YOU HAVE PREVIOUSLY RETURNED YOUR PROXY CARD.

                          CITIZENS BANKING CORPORATION
                          ONE CITIZENS BANKING CENTER
                            328 SOUTH SAGINAW STREET
                             FLINT, MICHIGAN 48502

                            CB FINANCIAL CORPORATION
                               ONE JACKSON SQUARE
                            JACKSON, MICHIGAN 49201

                      JOINT PROXY STATEMENT -- PROSPECTUS

     This Joint Proxy Statement -- Prospectus is being furnished in connection with the solicitation of proxies by the Board of Directors (the "Citizens Board") of Citizens Banking Corporation ("Citizens") to be used at the Special Meeting of Shareholders of Citizens to be held on June 24, 1997 (including any adjournments or postponements thereof, the "Citizens Meeting"). At the Citizens Meeting, holders of the common stock, of Citizens (the "Citizens Common Stock") will consider and vote upon a proposal to approve the issuance (the "Share Issuance") of Citizens Common Stock pursuant to an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Merger Agreement"), by and among Citizens, Polaris Acquisition, Inc., a wholly-owned subsidiary of Citizens ("Merger Sub") and CB Financial Corporation ("CB") providing for the merger of Merger Sub with and into CB (the "Merger") whereby CB will become a wholly-owned subsidiary of Citizens. The Merger Agreement is attached hereto as Annex A and is incorporated herein by reference.

     This Joint Proxy Statement -- Prospectus is a prospectus of Citizens relating to its offering of up to 4,246,304 shares of Citizens Common Stock to holders of the common stock, par value $7.50 per share, of CB (the "CB Common Stock") in connection with the Merger.

     This Joint Proxy Statement -- Prospectus is also furnished in connection with the solicitation of proxies by the Board of Directors of CB (the "CB Board") to be used at the CB Special Meeting of Shareholders to be held on June 24, 1997 (including any adjournments or postponements thereof, the "CB Meeting"). At the CB Meeting, holders of CB Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement.

     In the event that sufficient proxies are not obtained to approve the Share Issuance and/or Merger Agreement, the persons named as proxies in the enclosed forms of proxy intend to propose and vote for one or more adjournments or postponements of the Citizens Meeting and/or the CB Meeting, as applicable, to permit further solicitation of proxies voting in favor of the Share Issuance and/or Merger Agreement. No proxy which is voted against the proposal to approve and adopt the Share Issuance and/or Merger Agreement will be voted in favor of any such adjournment or postponement.

     This Joint Proxy Statement -- Prospectus and the respective forms of proxy are first being mailed on or about May 23, 1997.

     At the Effective Time (as defined herein): each share of CB Common Stock, with certain exceptions described herein, will be converted into the right to receive 1.489 shares (the "Exchange Ratio") of Citizens Common Stock (after the Effective Time, the "Common Stock"). If at the Effective Time, the average of the closing prices of Citizens Common Stock for the twenty consecutive trading days ending on the seventh day immediately prior to the Effective Time (the "Final Parent Stock Price") is less than $25.30, CB may elect to abandon the Merger. If CB makes such election, Citizens has the right to prevent that abandonment of the Merger by CB by increasing the Exchange Ratio to provide CB shareholders with the amount of consideration that the CB shareholders would have received had the Final Parent Stock Price been at least equal to $25.30. Citizens cannot, however, prevent CB from abandoning the Merger if the Final Parent Stock Price is less than $23.72. In the event the Final Parent Stock Price is more than $37.96, Citizens will have the limited right to terminate the Merger Agreement. See "Terms of the Merger -- Conversion of Shares." Unless the context otherwise requires, all references to Citizens Common Stock or the Common Stock in the Joint Proxy
                                                          (cover page continues)

Statement -- Prospectus will include the associated Preferred Stock Purchase Rights issued pursuant to the Rights Agreement, dated as of July 20, 1990 between Citizens and Citizens Bank.

     Citizens Common Stock is traded on the Nasdaq Stock Market's National Market (the "Nasdaq National Market") under the symbol "CBCF." CB Common Stock is traded over-the-counter under the symbol "CBFC" with quotations reported on the OTC Bulletin Board (the "OTCBB"). The closing sales price of Citizens Common Stock and the average of the bid and asked prices for CB Common Stock were $30.50 and $41.00, respectively, on January 27, 1997 (the last trading day prior to the public announcement of the Merger), and were $32.50 and $46.94, respectively, on May 20, 1997 (the latest practicable trading day before the printing of this Joint Proxy Statement -- Prospectus).

     Citizens has filed a Registration Statement (the "Registration Statement") on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with the Securities and Exchange Commission (the "Commission") covering a maximum of 4,246,304 shares of Citizens Common Stock to be issued or reserved for issuance in connection with the Merger. This Joint Proxy Statement -- Prospectus does not cover any resales of Common Stock of Citizens to be received by shareholders of CB upon consummation of the Merger, and no person is authorized to make use of this Joint Proxy Statement -- Prospectus in connection with any such resale.

     THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS JOINT PROXY STATEMENT -- PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. SHAREHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS JOINT PROXY STATEMENT -- PROSPECTUS IN ITS ENTIRETY.

     THE SECURITIES OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS, DEPOSITS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE BANK INSURANCE FUND, THE SAVINGS ASSOCIATION INSURANCE FUND OR ANY OTHER FEDERAL OR STATE GOVERNMENT AGENCY.

     THE SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT -- PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     ALL INFORMATION CONTAINED IN THIS JOINT PROXY STATEMENT -- PROSPECTUS WITH RESPECT TO CITIZENS HAS BEEN SUPPLIED BY CITIZENS AND ALL INFORMATION WITH RESPECT TO CB HAS BEEN SUPPLIED BY CB.

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE HEREIN AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CITIZENS OR CB. THIS DOCUMENT DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT -- PROSPECTUS NOR ANY DISTRIBUTION OF THE SHARES OF CITIZENS COMMON STOCK HEREUNDER WILL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE AFFAIRS OF CITIZENS OR CB SINCE THE DATE HEREOF.

     The date of this Joint Proxy Statement -- Prospectus is May 21, 1997.

                               TABLE OF CONTENTS

                                               PAGE
                                               ----
AVAILABLE INFORMATION........................     1
INFORMATION INCORPORATED BY REFERENCE........     1
SUMMARY OF JOINT PROXY STATEMENT-
  PROSPECTUS.................................     3
    The Parties..............................     3
    Date, Time and Place of Meetings.........     3
    Purposes of Meetings.....................     3
    Record Date..............................     3
    Vote Required............................     4
    The Merger...............................     4
    Recommendations of the Boards of
      Directors and Reasons for the Merger...     5
    Fairness Opinions of Financial
      Advisors...............................     6
    Conditions to the Consummation of the
      Merger.................................     6
    Board of Directors and Operations
      Following the Merger...................     7
    Regulatory Approvals.....................     7
    Certain Federal Income Tax
      Consequences...........................     7
    Accounting Treatment.....................     8
    Termination of the Merger Agreement......     8
    Stock Option Agreement...................     8
    Interests of Certain Persons in the
      Merger.................................     9
    No Appraisal Rights......................     9
    Certain Differences in the Rights of
      Shareholders...........................     9
MARKET PRICE PER SHARE DATA..................    10
COMPARATIVE PER SHARE DATA...................    10
PRO FORMA SELECTED FINANCIAL DATA............    15
CITIZENS BANKING CORPORATION.................    16
CB FINANCIAL CORPORATION.....................    16
MEETING OF CITIZENS SHAREHOLDERS.............    16
    Date, Time and Place; Purpose of
      Meeting................................    16
    Record Date..............................    16
    Proxies; Voting and Revocation...........    17
    Vote Required to Approve the Share
      Issuance; Principal Shareholders.......    17
    Absence of Appraisal Rights..............    18
MEETING OF CB SHAREHOLDERS...................    18
    Date, Time and Place; Purpose of
      Meeting................................    18
    Record Date..............................    18
    Proxies; Voting and Revocation...........    18
    Vote Required to Approve the Merger
      Agreement; Principal Shareholders......    19
    Absence of Appraisal Rights..............    20
THE MERGER...................................    20
    General..................................    20
    Background of the Merger.................    20
    Recommendation of the Citizens Board and
      Reasons for the Merger.................    22
    Recommendation of the CB Board and
      Reasons for the Merger.................    23
    Fairness Opinions of Financial
      Advisors...............................    25
    Terms of the Merger; Effective Time......    31
    Conversion of Shares.....................    31
    Treatment of Options.....................    32
    Exchange of Certificates; Fractional
      Shares.................................    32
    Articles and Bylaws of CB................    33

                                               PAGE
                                               ----
    Directors and Officers of CB.............    33
    Representations and Warranties...........    33
    Conduct Pending the Merger...............    33
    Other Acquisition Proposals..............    35
    Indemnification..........................    36
    Conditions to the Consummation of the
      Merger.................................    36
    Regulatory Approvals Required for the
      Merger.................................    38
    Certain Federal Income Tax
      Consequences...........................    39
    Accounting Treatment.....................    40
    Termination of the Merger Agreement......    41
    Waiver and Amendment of the Merger
      Agreement..............................    42
    Stock Option Agreement...................    42
    Employee Benefits and Plans..............    45
    Nasdaq Listing...........................    45
    Expenses.................................    45
    Dividends................................    46
    Restrictions on Sales by Affiliates......    46
    No Appraisal Rights......................    46
BOARD OF DIRECTORS AND OPERATIONS FOLLOWING
  THE MERGER.................................    46
    Board of Directors.......................    46
    Operations...............................    47
    Certain Forward-Looking Information......    47
INTERESTS OF CERTAIN PERSONS IN THE MERGER...    47
    New Directors............................    48
    Directors' and Officers'
      Indemnification........................    48
    Retirement Plans.........................    48
    Employment and Other Agreements..........    48
    Director Deferral Plan...................    49
    CB Options...............................    49
UNAUDITED PRO FORMA CONDENSED COMBINED
  FINANCIAL STATEMENTS.......................    51
DESCRIPTION OF CITIZENS CAPITAL STOCK........    58
    General..................................    58
    Citizens Common Stock....................    58
    Citizens Preferred Stock.................    59
    Anti-Takeover Effects of Provisions of
      Citizens' Bylaws.......................    59
COMPARISON OF SHAREHOLDERS' RIGHTS...........    59
    General..................................    59
    Shareholder Meetings.....................    60
    Action by Written Consent of
      Shareholders...........................    60
    Certain Business Combinations............    60
    Amendment of Articles of Incorporation
      and Bylaws.............................    61
    Provisions Relating to Directors.........    61
    Anti-Takeover Laws.......................    62
    Citizens Rights Agreement................    62
EXPERTS......................................    64
LEGAL OPINION................................    64
SOLICITATION OF PROXIES......................    64
OTHER MATTERS................................    64
SHAREHOLDER PROPOSALS........................    65

                                    ANNEXES

ANNEX A -- AGREEMENT AND PLAN OF MERGER
ANNEX B -- OPINION OF RONEY & CO.
ANNEX C -- OPINION OF ABN AMRO CHICAGO CORPORATION

                             AVAILABLE INFORMATION

     Citizens has filed the Registration Statement with the Commission covering the shares of Citizens Common Stock to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Joint Proxy Statement-Prospectus omits certain information, Exhibits and undertakings contained in the Registration Statement. For further information pertaining to the securities offered hereby, reference is made to the Registration Statement, including the Exhibits filed as a part thereof. Such additional information may be inspected and copied as set forth below.

     Each of Citizens and CB is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information concerning either Citizens or CB can be inspected and copied at the Commission's office at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and the Commission's Regional Offices in New York (Suite 1300, Seven World Trade Center, New York, New York 10048) and Chicago (500 West Madison Street, Suite 1400, Chicago, Illinois 60661), and copies of such material can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically within the Commission. Citizens Common Stock is listed on the Nasdaq National Market. Reports, proxy materials and other information concerning Citizens also may be inspected at the offices of the National Association of Securities Dealers, Inc., Market Listing Section, 1735 K Street, N.W., Washington, D.C. 20006. This Joint Proxy Statement-Prospectus does not contain all the information set forth in the Registration Statement and Exhibits thereto which Citizens has filed with the Commission under the Securities Act, which may be obtained from the Public Reference Section of the Commission at its principal office at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees, and to which reference is hereby made.

                     INFORMATION INCORPORATED BY REFERENCE

     THIS JOINT PROXY STATEMENT-PROSPECTUS INCORPORATES DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS THERETO, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT-PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS RELATING TO CITIZENS SHOULD BE DIRECTED TO THOMAS W. GALLAGHER, CITIZENS BANKING CORPORATION, ONE CITIZENS BANKING CENTER, 328 S. SAGINAW STREET, FLINT, MICHIGAN 48502, TELEPHONE NUMBER (810) 766-7500, AND REQUESTS FOR SUCH DOCUMENTS RELATING TO CB SHOULD BE DIRECTED TO A. WAYNE KLUMP, CB FINANCIAL CORPORATION, ONE JACKSON SQUARE, JACKSON, MICHIGAN 49201, TELEPHONE NUMBER (517) 788-2800.

     IN ORDER TO ENSURE TIMELY DELIVERY OF SUCH DOCUMENTS, A REQUEST MUST BE RECEIVED NO LATER THAN FIVE (5) BUSINESS DAYS PRIOR TO THE DATE OF THE CITIZENS MEETING AND THE CB MEETING.

     The following Citizens documents are incorporated by reference herein (File No. 0-10535):

     (1) Citizens' Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

     (2) Citizens' Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Citizens 10-K").

     (3) The portion of Citizens Proxy Statement for the Annual Meeting of Shareholders of Citizens held April 15, 1997, that have been incorporated by reference in the 1996 Citizens 10-K.

     (4) Citizens' Current Report on Form 8-K dated February 3, 1997.

     (5) The description of Citizens Common Stock set forth in Citizens' Registration Statement on Form 8-A filed pursuant to the Exchange Act on June 30, 1982 and any amendment or report filed with the Commission for the purpose of updating such description.

     (6) Citizens Registration Statement on Form 8-A dated July 20, 1990 relating to Preferred Stock Purchase Rights.

     The following CB documents are incorporated by reference herein (File No. 0-11011):

     (1) CB's Quarterly Report on Form 10-Q for the quarter ended March 31,
         1997.

     (2) CB's Annual Report on Form 10-K for the year ended December 31, 1996.

     (3) CB's Current Report on Form 8-K dated February 3, 1997.

     All documents filed with the Commission by Citizens and CB pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of effectiveness of the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part and prior to the date of the Citizens Meeting and the CB Meeting are incorporated herein by reference and such documents will be deemed to be a part hereof from the date of filing of such documents. Any statement contained in this Joint Proxy Statement-Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this Joint Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement-Prospectus.

                  SUMMARY OF JOINT PROXY STATEMENT-PROSPECTUS

     The following is a summary, which is necessarily incomplete, of certain information contained elsewhere in this Joint Proxy Statement-Prospectus or in documents incorporated herein by reference. Reference is made to, and this Summary is qualified in its entirety by, the more detailed information contained herein, the Annexes hereto and the documents incorporated by reference herein. Each shareholder is urged to read the Joint Proxy Statement-Prospectus and the Annexes hereto in their entirety and with care.

THE PARTIES

     Citizens and CB are registered bank holding companies under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), which, through their respective banking and non-banking subsidiaries, provide banking and financial services in Michigan and Illinois to individuals, corporations, governments, and other institutions. Citizens is headquartered at One Citizens Banking Center, 328 S. Saginaw Street, Flint, Michigan 48502, and its telephone number is (810) 766-7500. Polaris Acquisition, Inc. ("Merger Sub") was incorporated on January 24, 1997 solely for the purpose of consummating the Merger and the other transactions contemplated by the Merger Agreement. Merger Sub has no assets and no business and has carried on no activities not directly related to its formation and its execution of the Merger Agreement. Merger Sub is headquartered at One Citizens Banking Center, 328 S. Saginaw Street, Flint, Michigan 48502, and its telephone number is (810) 766-7500. CB is headquartered at One Jackson Square, Jackson, Michigan 49201, and its telephone number is (517) 788-2706. See "Citizens Banking Corporation" and "CB Financial Corporation."

DATE, TIME AND PLACE OF MEETINGS

     The Citizens Meeting will be held at One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan, at 10:00 a.m., local time, on June 24, 1997. The CB Meeting will be held at The Town Club, One Jackson Square, Jackson, Michigan, at 10:00 a.m., local time, on June 24, 1997.

PURPOSES OF MEETINGS

     The Citizens Meeting will be held for the purpose of considering and voting upon the Share Issuance pursuant to the terms of the Merger Agreement and the consummation of the transactions contemplated thereby. See "Meeting of Citizens Shareholders -- Date, Time and Place; Purpose of Meeting."

     The CB Meeting will be held for the purpose of considering and voting upon a proposal to approve and adopt the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger. See "Meeting of CB Shareholders -- Date, Time and Place; Purpose of Meeting."

     As described herein under "Board of Directors and Operations Following the Merger," Citizens has agreed to create an additional seat on the Citizens Board and two additional seats on the Board of its principal banking subsidiary, Citizens Bank, subsequent to the Effective Time and to cause one person selected by CB and acceptable to Citizens to be elected to the Citizens Board and two persons selected by CB and acceptable to Citizens to be elected to the Citizens Bank Board.

RECORD DATE

     The Citizens Board and the CB Board have each fixed the close of business on May 2, 1997 as the record date (the "Record Date") for the determination of shareholders entitled to notice of, and to vote at, the Citizens Meeting and the CB Meeting, respectively. Only the holders of record of the outstanding shares of Citizens Common Stock and CB Common Stock on the Record Date will be entitled to notice of, and to vote at, the Citizens Meeting and the CB Meeting, respectively. The presence, in person or by proxy, of a majority of the aggregate number of shares of Citizens Common Stock and CB Common Stock issued, outstanding and entitled to vote on the Record Date is necessary to constitute a quorum at the Citizens Meeting and the CB Meeting, respectively.

VOTE REQUIRED

     Citizens. The affirmative vote of a majority of the total votes cast by the holders of shares of Citizens Common Stock is necessary to approve the Share Issuance. Approval of the Share Issuance pursuant to the terms of the Merger Agreement by the requisite vote of the holders of Citizens Common Stock is a condition to, and is required for, consummation of the Merger.

     As of the Record Date, 14,377,411 shares of Citizens Common Stock were issued, outstanding and entitled to vote, of which approximately 1,266,841 shares, or approximately 8.8%, were held by directors and executive officers of Citizens and their respective affiliates. Each such director and officer of Citizens has indicated his or her intention to vote the Citizens Common Stock beneficially owned by him or her for approval of the Share Issuance pursuant to the terms of the Merger Agreement and the consummation of the transactions contemplated thereby. As of the Record Date, the banking subsidiaries of Citizens, as fiduciaries, custodians or agents, held a total of 2,338,192 shares, or 16.3%, of the outstanding shares of Citizens Common Stock under trust agreements and other instruments and agreements. These entities maintained sole or shared voting power with respect to 2,274,934 of such shares. In addition, CB's directors and executive officers as a group beneficially owned 1,000 shares, or less than 1% of the outstanding shares of Citizens Common Stock, all of which they intend to vote for approval of the Share Issuance pursuant to the terms of the Merger Agreement. As of the Record Date, the banking subsidiaries of CB, as fiduciaries, custodians or agents, held a total of 300 shares, or less than 1%, of the outstanding shares of Citizens Common Stock under trust agreements and other instruments and agreements. These entities maintained no voting power with respect to such shares. See "Meeting of Citizens
Shareholders -- Vote Required to Approve the Share Issuance; Principal Shareholders."

     CB. The affirmative vote of the holders of a majority of the shares of CB Common Stock issued, outstanding and entitled to vote at the CB Meeting will be required to approve the Merger Agreement and the consummation of the transactions contemplated thereby. Approval of the Merger Agreement by the requisite vote of the holders of CB Common Stock is a condition to, and required for, consummation of the Merger.

     As of the Record Date, 2,801,053 shares of CB Common Stock were issued, outstanding and entitled to vote, of which approximately 193,392 shares, or approximately 6.9%, were held by directors and executive officers of CB, its subsidiaries and their respective affiliates. Each such director and executive officer of CB has indicated his or her intention to vote the CB Common Stock beneficially owned by him or her for approval of the Merger Agreement and the consummation of the transactions contemplated thereby. As of the Record Date, the banking subsidiaries of CB, as fiduciaries, custodians or agents, held a total of 332,159 shares, or 11.9%, of the outstanding shares of CB Common Stock under trust agreements and other instruments and agreements. These entities maintained sole or shared voting power with respect to 86,528 of such shares. As of the Record Date, the banking subsidiaries of Citizens, as fiduciaries, custodians or agents, held a total of 210 shares (which shares were beneficially owned by Citizens), or less than 1%, of the outstanding shares of CB Common Stock under trust agreements and other instruments and agreements. The Citizens banking subsidiaries did not maintain sole or shared voting power with respect to such shares. See "Meeting of CB Shareholders -- Vote Required to Approve the Merger Agreement; Principal Shareholders."

THE MERGER

     Terms of the Merger; Effective Time. Upon the terms and subject to the conditions of the Merger Agreement, Merger Sub will be merged with and into CB, and CB will become a wholly owned subsidiary of Citizens. See "The
Merger -- Terms of the Merger; Effective Time."

     The Merger will become effective upon the execution and filing of a certificate of merger with the Michigan Department of Consumer and Industry Services or as set forth in such certificate (the "Effective Time"). The date the Merger is effective (the "Effective Date") will be the date Citizens selects, which shall be within 30 days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of governmental authorities occurs and the receipt of all approvals of governmental authorities and all conditions to the consummation of the Merger are satisfied or waived, or on such earlier or later date as may be agreed in writing by the parties to the Merger Agreement.

     Conversion of Shares. In the Merger, each share of CB Common Stock issued and outstanding at the Effective Time (except as otherwise provided in the Merger Agreement), will be converted, subject to certain provisions in the Merger Agreement, into the right to receive 1.489 shares (the "Exchange Ratio") of Citizens Common Stock.

     CB has the right to elect to terminate the Merger Agreement, if the CB Board so determines, whether before or after approval of the Merger by the CB shareholders or the Citizens shareholders, if the Final Parent Stock Price (defined in the Merger Agreement as the average of the closing prices of Citizens Common Stock for the 20 consecutive trading days ending on the seventh day immediately prior to the Effective Time) shall be less than $25.30 (the "Floor Price") subject, however, to the right of Citizens to adjust the Exchange Ratio. If CB elects to terminate the Merger Agreement as described above, and if the Final Parent Stock Price is not less than $23.72, Citizens will have the right, but not the obligation to elect to increase the Exchange Ratio by multiplying (A) the Exchange Ratio by (B) the number of shares of Citizens Common Stock, which when multiplied by the Final Parent Stock Price will equal the Floor Price so that the per share value of Citizens Common Stock received (valued at the Final Parent Stock Price) is at least equal to the per share consideration that would have been received by CB shareholders if the Final Parent Stock Price had been equal to the Floor Price.

     Notwithstanding any other provision of the Merger Agreement, in the event that the Final Parent Stock Price shall be more than $37.96 (the "Ceiling Price"), Citizens will have the right to elect to terminate the Merger Agreement; provided, however, that this termination right will not apply if the Final Parent Stock Price exceeds the Ceiling Price and prior to or during the Valuation Period (as defined in the Merger Agreement) certain events relating to a business combination of Citizens and a third party have commenced.

     Treatment of Options. Each stock option or right to acquire CB Common Stock granted pursuant to the CB Financial Corporation 1992 Employee Stock Option Plan and the CB Financial Corporation Nonqualified and Deferred Compensation Plan for Independent Directors (together, the "Option Plans") which is outstanding and unexercised immediately prior to the Effective Time will be converted automatically, immediately prior to or at the Effective Time, into the right to receive shares of Citizens Common Stock at a ratio determined by dividing the difference of the product of the Exchange Ratio and the Final Parent Stock Price less the exercise price of each option under the Option Plans by the Final Parent Stock Price.

     Exchange of Certificates; Fractional Interests. As soon as reasonably practicable after the Effective Time, Citizens will instruct the Exchange Agent (as hereinafter defined) to mail to each holder of record of certificates of CB Common Stock a letter of transmittal with instructions as to the exchange of such certificates for shares of Citizens Common Stock. CB STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY.

     No fractional shares of Citizens Common Stock will be issued in the Merger. In lieu thereof, each holder of CB Common Stock who otherwise would have been entitled to a fractional share of Citizens Common Stock will receive cash (without interest) in an amount equal to such fraction multiplied by the Final Parent Stock Price.

     See "The Merger -- Terms of the Merger; Effective Time," "-- Conversion of Shares," "-- Treatment of Options," "-- Exchange of Certificates; Fractional Shares."

RECOMMENDATIONS OF THE BOARDS OF DIRECTORS AND REASONS FOR THE MERGER

     The Boards of Directors of Citizens (with 15 directors present and 1 absent) and CB (with all directors present) have unanimously approved the Merger Agreement. EACH BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS OF CITIZENS AND CB, RESPECTIVELY, VOTE "FOR" APPROVAL OF THE SHARE ISSUANCE AND APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

     The Citizens Board and the CB Board each believes that the Merger is in the best interests of Citizens and its shareholders and CB and its shareholders, respectively. The terms of the Merger Agreement were reached on the basis of arm's-length negotiations between Citizens and CB. In the course of reaching their respective decisions to approve the Merger Agreement, the Citizens Board and the CB Board consulted with their respective legal advisors regarding the legal terms of the Merger Agreement and the Citizens Board's and the CB Board's obligations in consideration thereof, and the CB Board consulted with its financial advisor, ABN AMRO Chicago Corporation ("AACC"), as to the fairness, from a financial point of view, of the consideration to be received by the CB shareholders pursuant to the terms of the Merger Agreement. Citizens consulted with Roney & Co. ("Roney") as to the fairness, from a financial point of view to the holders of Citizens Common Stock, of the consideration to be paid by Citizens pursuant to the terms of the Merger Agreement. See "The
Merger -- Background of the Merger," "-- Recommendation of the Citizens Board and Reasons for the Merger," "-- Recommendation of the CB Board and Reasons for the Merger," and "-- Fairness Opinions of Financial Advisors."

     Two of CB's directors, in making their recommendations that CB's shareholders vote in favor of the proposed Merger, might be viewed as having a conflict of interest in light of the personal benefits they may derive in connection with the Merger. CB's Chairman and Chief Executive Officer and Director, Brian D. Bell, and CB's President and Chief Operating Officer and Director, Steven W. Seely, have agreements with CB under which certain payments and benefits may be triggered by a change in control such as the Merger. Messrs. Bell and Seely disclaim having such a conflict of interest. Moreover, the Merger Agreement was unanimously approved and recommended for approval by CB shareholders by the full CB Board. The CB Board consists of ten directors, eight of whom (all directors other than Messrs. Bell and Seely) are outside, independent directors, and were aware of the personal benefits Messrs. Bell and Seely would derive from the Merger. See "Interests of Certain Persons in the Merger -- Employment and Other Agreements."

FAIRNESS OPINIONS OF FINANCIAL ADVISORS

     Roney, Citizens' financial advisor, rendered its written opinion, dated March 20, 1997, to the Citizens Board that the consideration to be paid by Citizens pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to the holders of Citizens Common Stock.

     AACC, CB's financial advisor, has rendered its written opinion to the CB Board, that the consideration to be received by the CB shareholders pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to the holders of CB Common Stock.

     The opinions of the financial advisors, which are attached hereto as Annexes B and C, should be read in their entirety with respect to the assumptions made, matters considered and limits of the reviews undertaken by Roney and AACC in rendering their respective opinions. Citizens and CB have agreed to pay fees to Roney and AACC, respectively. A portion of the AACC fee is contingent upon consummation of the Merger. See "The Merger -- Fairness Opinions of Financial Advisors" for a further description of the opinions of Roney and AACC and of the fees payable to Roney and AACC by Citizens and CB, respectively. See "The Merger -- Background of the Merger," "-- Fairness Opinions of Financial Advisors" and Annexes B and C to this Joint Proxy Statement-Prospectus.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Consummation of the Merger is subject to certain conditions, including the approval of the Share Issuance and the Merger Agreement and the transactions contemplated thereby, by the separate requisite votes of the holders of Citizens Common Stock and of CB Common Stock, respectively; the effectiveness of the Registration Statement of which this Joint Proxy Statement-Prospectus forms a part; approval of the Merger by certain Federal and state regulatory authorities; receipt by Citizens and CB of an opinion of counsel dated as of the Effective Time as to the tax-free nature of the Merger for Federal income tax purposes; receipt by Citizens and CB of a letter from their independent accountants, each to the effect that, based on information provided and representations made to them, the Merger should be treated as a "pooling-of-interests" in conformity with generally accepted accounting principles; the receipt by Citizens of a fairness opinion from Roney, the fairness opinion of AACC rendered to CB shall not have been withdrawn; the absence of any injunction or legal restraint prohibiting consummation of the Merger and certain other customary closing conditions. Citizens and CB have each received a letter from their independent accountants, each to the effect that, based on information provided and representations made to them, the Merger should be treated as a "pooling-of-interests" in conformity with generally accepted accounting principles. Citizens has received the fairness opinion from Roney and the fairness opinion of AACC has not been withdrawn. There can be no assurance as to when and if the remaining conditions will be satisfied (or, where permissible, waived) or that the Merger will be consummated. See "The Merger -- Conditions to the Consummation of the Merger" and "-- Regulatory Approvals Required for the Merger."

BOARD OF DIRECTORS AND OPERATIONS FOLLOWING THE MERGER

     From and after the Effective Time, the Board of Directors of Citizens will consist of 18 persons, divided into three classes of directors, including one person designated by the CB Board and acceptable to Citizens. As of the date of this Joint Proxy Statement-Prospectus, the director designated by the CB Board to be appointed to the Citizens Board has not been determined.

     Following the Merger, Citizens intends to combine the operations of and, subject to required regulatory approvals, to merge certain of the subsidiary banks of Citizens and CB. The receipt of such required regulatory approvals is not a condition to, or required for, consummation of the Merger. See "Board of Directors and Operations Following the Merger."

REGULATORY APPROVALS

     The Merger is subject to the approval of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") pursuant to Section 3 of the BHC Act. Citizens filed an application with the Federal Reserve Board on April 3, 1997 for prior approval of the Merger. Citizens was advised by the Federal Reserve Board on May 19, 1997 that such application was approved on May 16, 1997.

     It is a further condition to the consummation of the Merger that no regulatory agency, in connection with their approval of or consent to the Merger, impose any requirement upon Citizens, CB, or any of their respective subsidiaries, to, among other things, dispose of any material asset or raise capital. The Federal Reserve Board has imposed no such requirements in connection with the approval granted on May 16, 1997.

     In addition, under federal law, a period of 30 days must expire following approval by the Federal Reserve Board within which period the United States Department of Justice (the "Department of Justice") may file objections to the Merger under the federal antitrust laws. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days. The May 16, 1997 Federal Reserve Board approval granted to Citizens provides for a 15-day waiting period. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. While Citizens believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding. See "The Merger -- Regulatory Approvals Required for the Merger."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     It is intended that the Merger will be treated as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and it is a condition to the consummation of the Merger that Citizens receive an opinion from Dykema Gossett PLLC and that CB receive an opinion from Howard & Howard Attorneys, P.C., each based upon certain customary representations and assumptions set forth therein, substantially to the effect that, as applicable, the Merger will constitute a tax-free reorganization under
Section 368(a) of the Code. In addition, based upon such opinions, the material federal income tax consequences of the Merger for CB shareholders are the following: (i) no gain or loss will be recognized by the shareholders of CB who exchange their CB Common Stock solely for Citizens Common Stock pursuant to the Merger (except with respect to cash received in lieu of a fractional share interest in Citizens Common Stock); (ii) the tax basis of the Citizens Common Stock received by shareholders who exchange all of their CB Common Stock solely for Citizens Common Stock in the Merger will be the same as the tax basis of the CB Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and (iii) the holding period of Citizens Common Stock received by shareholders of CB in the Merger will include the period during which the shares of CB Common Stock surrendered in exchange therefor were held; provided that such CB Common Stock was held as a capital asset by the holder of such CB Common Stock at the Effective Time. See "The Merger -- Certain Federal Income Tax Consequences."

ACCOUNTING TREATMENT

     The Merger is intended to be accounted for as a "pooling of interests" under generally accepted accounting principles. Citizens and CB have received letters from their independent accountants to the effect that pooling-of-interest accounting is appropriate for the Merger under Accounting Principles Board Opinion No. 16, assuming the Merger is consummated in accordance with the Merger Agreement. See "The Merger -- Accounting Treatment."

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement may be terminated at any time prior to the Effective Time (i) by the mutual consent of the Boards of Directors of Citizens and CB;
(ii) by either Citizens or CB if any of the conditions to such party's obligation to consummate the transactions contemplated in the Merger Agreement shall have become impossible to satisfy if, but only if, such party has used its best efforts and acted in good faith in attempting to satisfy all such conditions and if such party is not then in breach or default in any material respect of the Merger Agreement; (iii) by Citizens if there has been a material breach or default by CB of any representation or warranty or in the observance of its covenants and agreements contained in the Merger Agreement which has not been cured, the Effective Time has not occurred prior to September 30, 1997 without fault on the part of Citizens, or a public announcement with respect to an Acquisition Proposal (as defined in the Merger Agreement) is made by a third party and the CB Board fails to publicly reject or oppose such Acquisition Proposal or the CB Board modifies, amends or withdraws its recommended approval of the Merger Agreement and the Merger to the CB shareholders; (iv) by CB if there has been a material breach or default by Citizens of any representation or warranty or in the observance of its covenants and agreements contained in the Merger Agreement which has not been cured, or the Effective Time has not occurred prior to September 30, 1997 without fault on the part of CB; (v) by Citizens or CB if any required shareholder approvals or if any Regulatory Agency (as defined in the Merger Agreement) has denied approval for the Merger; (vi) by Citizens if certain disclosure updates provided by CB indicate that a Material Adverse Effect (as defined in the Merger Agreement) has occurred with respect to CB; or (vii) by Citizens or CB as described under "The Merger -- Conversion of Shares." See "The Merger -- Termination of the Merger Agreement."

STOCK OPTION AGREEMENT

     As an inducement to and condition of Citizens entering into the Merger Agreement, Citizens and CB entered into a Stock Option Agreement, dated January 27, 1997 (the "Stock Option Agreement"), pursuant to which CB granted Citizens an option to purchase from CB 557,409 shares of CB Common Stock (subject to adjustment) at a price of $37.66 per share (the "Option"). Citizens may exercise the Option only upon the occurrence of certain events described therein (none of which has occurred as of the date hereof). At the request of the holder of the Option, under certain circumstances, CB will repurchase, pursuant to a price set forth in the Stock Option Agreement, the Option and any shares of CB Common Stock purchased upon the exercise of the Option and beneficially owned by such holder at that time.

     The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in CB from considering or proposing such an acquisition. See "The Merger -- Stock Option Agreement" and "Information Incorporated by Reference."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Citizens' management and the Citizens Board, and CB's management and the CB Board, may be deemed to have certain interests in the Merger that are in addition to their interests generally as shareholders of Citizens or CB, as the case may be. Citizens has agreed to take certain actions regarding the existing employment and severance arrangements of certain officers of CB and to indemnify the CB directors and officers following the Merger.

     CB's Chairman and Chief Executive Officer and Director, Brian D. Bell, and CB's President and Chief Operating Officer and Director, Steven W. Seely, have agreements with CB under which they have the right to receive certain severance payments and employee benefits upon the termination of their employment following a change in control. The Merger constitutes a change in control for purposes of their agreements. Assuming Mr. Bell resigned his employment as a result of a material change in his employment or was terminated from his employment without cause on July 1, 1997, following an assumed consummation of the Merger, the value of salary, compensation and benefit payments under Mr. Bell's employment agreement is estimated to be approximately $564,109. Based on Mr. Seely's current annual base salary, if Mr. Seely is terminated without cause or certain changes are made with respect to his employment following a change in control of CB, the value of the severance benefits payable under his agreement is estimated to be approximately $361,250 (which includes costs associated with the continuation of medical and dental insurance coverage for 24 months).

     In addition, the Merger Agreement provides that after consummation of the Merger, Citizens will appoint to the Citizens Board one individual selected by the CB Board and acceptable to Citizens. The Merger Agreement also provides that after consummation of the Merger, Citizens will appoint to the Citizens Bank board of directors two individuals selected by the CB Board and acceptable to Citizens. As of the date of this Joint Proxy Statement-Prospectus, the director to be appointed to the Citizens Board and the directors to be appointed to the Citizens Bank board have not been determined.

     The Citizens Board and the CB Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby. See "Interests of Certain Persons in the Merger" and "Board of Directors and Operations Following the Merger."

NO APPRAISAL RIGHTS

     Under the Michigan Business Corporation Act ("MBCA"), holders of Citizens Common Stock and CB Common Stock will have no appraisal rights in connection with the Share Issuance, the Merger Agreement and the consummation of the transactions contemplated thereby. See "The Merger -- No Appraisal Rights."

CERTAIN DIFFERENCES IN THE RIGHTS OF SHAREHOLDERS

     The rights of shareholders of CB are currently governed by the MBCA, the CB Amended Articles of Incorporation (the "CB Articles") and the CB bylaws (the "CB Bylaws"). Upon consummation of the Merger, CB shareholders who receive Citizens Common Stock (as defined herein) in the Merger will become shareholders of Citizens, and their rights will be governed by the Citizens Articles of Incorporation (the "Citizens Articles") and the Citizens bylaws (the "Citizens Bylaws"), and will continue to be governed by the MBCA. See "Comparison of Shareholders' Rights."

                          MARKET PRICE PER SHARE DATA

     The shares of Citizens Common Stock are listed and traded on the Nasdaq National Market under the symbol "CBCF." CB Common Stock is currently traded over-the-counter under the symbol "CBFC" with market maker quotations reported on the OTCBB. The table below sets forth the high and low sales prices for Citizens Common Stock as reported on the Nasdaq National Market and the high and low bid prices for CB Common Stock, as obtained from the National Quotation Bureau, Inc. for 1997, 1996 and 1995 and as reported in the Jackson Citizen Patriot for 1994, for the periods indicated.

                                                         CITIZENS                               CB
                                                 ------------------------            ------------------------
                                                  HIGH              LOW               HIGH              LOW
                                                  ----              ---               ----              ---
1997.................  First Quarter             $33.50            $30.00            $47.00            $36.00
1996.................  First Quarter              31.50             28.50             33.50             29.50
                       Second Quarter             31.50             27.50             32.00             29.50
                       Third Quarter              29.50             27.25             30.50             29.50
                       Fourth Quarter             32.25             28.75             36.00             30.50
1995.................  First Quarter              27.00             24.94             31.00             27.00
                       Second Quarter             31.00             25.25             32.50             32.00
                       Third Quarter              33.25             29.25             36.50             31.25
                       Fourth Quarter             32.50             29.00             35.75             33.50
1994.................  First Quarter              26.00             22.75             33.00             33.00
                       Second Quarter             26.00             22.75             33.00             32.00
                       Third Quarter              26.75             22.00             33.00             31.50
                       Fourth Quarter             29.00             25.25             30.00             29.50

     The following table sets forth the closing sale price of Citizens Common Stock and the average of the bid and asked prices for CB Common Stock and the equivalent per share price of CB Common Stock giving effect to the Merger on January 27, 1997 (the last trading day prior to the public announcement of the proposed Merger) and May 20, 1997 (the latest practicable trading day before the printing of this Joint Proxy Statement-Prospectus).

                                    CITIZENS          CB               PRO FORMA
                                  COMMON STOCK   COMMON STOCK   EQUIVALENT PER SHARE(1)
                                  ------------   ------------   -----------------------
Market Value Per Share:
  January 27, 1997..............     $30.50         $41.00              $45.41
  May 20, 1997..................      32.50          46.94               48.39

-------------------------
(1) Represents the equivalent market value per share of CB Common Stock, calculated by multiplying the closing sales prices of Citizens Common Stock, on each specified date, by the Exchange Ratio, which is 1.489.

     Shareholders are advised to obtain current market quotations for Citizens Common Stock and CB Common Stock. No assurance can be given as to the market price of Citizens Common Stock or CB Common Stock at the Effective Time, or the Citizens Common Stock after the Effective Time. Because the Exchange Ratio is fixed, except with respect to Citizens' limited right to increase the Exchange Ratio, and because the market price of the Citizens Common Stock is subject to fluctuation, the value of the shares of Citizens Common Stock that holders of CB Common Stock will receive in the Merger may increase or decrease, subject to the Floor Price and the Ceiling Price, prior to and following the Merger. See "The Merger -- Conversion of Shares."

                           COMPARATIVE PER SHARE DATA

     Based upon the conversion rate of 1.489 shares of Citizens Common Stock for each share of CB Common Stock outstanding immediately prior to the Merger, the following table sets forth certain historical, pro forma and pro forma equivalent per share financial data for Citizens and CB. The pro forma data does not purport to be indicative of the results of future operations or the results that would have occurred had the Merger been consummated at the beginning of the period presented. The information presented herein should be read in conjunction with the historical consolidated financial statements including the notes thereto, of Citizens and CB incorporated by reference in this Joint Proxy Statement-Prospectus and the unaudited pro forma combined financial statements, including the notes thereto, appearing elsewhere herein. See "Unaudited Pro Forma Condensed Combined Financial Statements."

                                                             CITIZENS                     CB
                                                      ----------------------   -------------------------
                                                                                             EQUIVALENT
                                                      HISTORICAL   PRO FORMA   HISTORICAL   PRO FORMA(2)
                                                      ----------   ---------   ----------   ------------
PER COMMON SHARE
BOOK VALUE:
  March 31, 1997....................................    $22.15      $21.26       $27.37        $31.66
  December 31, 1996.................................     21.98       21.14        27.41         31.48
MARKET VALUE:(1)
  March 31, 1997....................................    $33.00      $33.00       $46.75        $49.14
  December 31, 1996.................................     31.50       31.50        37.38         46.90
  December 31, 1995.................................     29.75       29.75        33.88         44.30
  December 31, 1994.................................     27.75       27.75        29.50         41.32
CASH DIVIDENDS:(1)
  First quarter 1997................................    $ 0.26      $ 0.26       $ 0.30        $ 0.39
  First quarter 1996................................      0.23        0.23         0.30          0.34
Year ended:
  December 31, 1996.................................      1.01        1.01         1.20          1.50
  December 31, 1995.................................      0.90        0.90         1.20          1.34
  December 31, 1994.................................      0.82        0.82         1.20          1.22
PRIMARY NET INCOME:
  First quarter 1997................................    $ 0.63      $ 0.58       $ 0.60        $ 0.86
  First quarter 1996................................      0.60        0.56         0.68          0.83
Year ended:
  December 31, 1996.................................      2.55        2.25         1.79          3.35
  December 31, 1995.................................      2.31        2.04         1.65          3.04
  December 31, 1994.................................      2.03        1.93         2.35          2.87
FULLY DILUTED NET INCOME:
  First quarter 1997................................    $ 0.63      $ 0.57       $ 0.60        $ 0.85
  First quarter 1996................................      0.60        0.56         0.68          0.83
Year ended:
  December 31, 1996.................................      2.55        2.24         1.79          3.34
  December 31, 1995.................................      2.30        2.03         1.65          3.02
  December 31, 1994.................................      2.03        1.93         2.35          2.87

 .
-------------------------
(1) The Citizens pro forma market value and combined dividends per share amounts represent historical per share market value and dividends on Citizens Common Stock only. No assurance can be given that equivalent dividends will be declared in the future. The amount of future dividends payable by Citizens will depend upon the earnings and financial condition of Citizens and other factors, including, without limitation, applicable governmental regulations and policies.

(2) The CB pro forma equivalent per share amounts are calculated by multiplying the Citizens pro forma per share amounts by the Exchange Ratio of 1.489 shares of Citizens Common Stock for each share of CB Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables set forth selected historical financial data for Citizens and CB for the three-month periods ended March 31, 1996 and 1997, and for each of the five years in the period ended December 31, 1996. This data is derived from the historical consolidated financial statements of Citizens and CB, including the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement -- Prospectus and should be read in conjunction therewith. See "Information Incorporated by Reference." Interim unaudited data for the three-month periods ended March 31, 1996 and 1997 reflect, in the opinion of management of Citizens and CB, all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of such data. Results for the three months ended March 31, 1997 are not necessarily indicative of results that may be expected for any other interim period or for the year as a whole.

                 CITIZENS BANKING CORPORATION AND SUBSIDIARIES
                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      MARCH 31,                                   DECEMBER 31,
                               -----------------------   --------------------------------------------------------------
                                  1997         1996         1996       1995(3)        1994       1993(2)      1992(1)
                                  ----         ----         ----       -------        ----       -------      -------
                                     (UNAUDITED)
SUMMARY OF OPERATIONS
  Interest income............  $   65,084   $   62,969   $  255,914   $  240,600   $  179,989   $  166,452   $  178,776
  Interest expense...........      27,637       27,724      109,798      103,105       61,589       62,118       78,801
  Net interest income........      37,447       35,245      146,116      137,495      118,400      104,334       99,975
  Provision for loan
    losses...................       2,145        1,771        8,334        6,441        5,303        5,597        6,251
  Investment security gains
    (losses).................         (14)          52          101          198          157          763          (17)
  Noninterest income.........       9,710        9,488       40,429       36,236       33,697       30,452       27,082
  Noninterest expense........      32,062       30,824      125,986      121,087      107,245       97,268       92,555
  Income taxes...............       3,728        3,449       14,905       12,805       10,292        6,914        4,765
  Net income.................       9,208        8,741       37,421       33,596       29,414       25,770       23,469(4)
  Cash dividends.............       3,727        3,293       14,528       12,770       11,557        9,937        9,027
PER SHARE DATA
  Net income:
    Primary..................  $     0.63   $     0.60   $     2.55   $     2.31   $     2.03   $     1.88   $     1.77(4)
    Fully diluted............        0.63         0.60         2.55         2.30         2.03         1.87         1.75(4)
  Cash dividends.............       0.260        0.230        1.010        0.900        0.820        0.745        0.690
  Book value, end of period
    close....................       22.15        20.85        21.98        20.73        18.31        18.08        16.73
  Market value, end of
    period close.............       33.00        30.50        31.50        29.75        27.75        25.00        19.25
AT PERIOD END
  Assets.....................  $3,519,792   $3,508,223   $3,483,850   $3,463,922   $2,703,823   $2,714,112   $2,498,934
  Loans......................   2,643,670    2,487,431    2,620,731    2,428,513    1,816,221    1,780,180    1,557,423
  Deposits...................   2,922,679    2,916,478    2,864,807    2,864,701    2,252,318    2,246,750    2,086,144
  Long-term debt.............      71,662       85,432       84,133      105,411        5,249       10,865       15,093
  Shareholders' equity.......     318,082      300,147      315,242      297,186      258,730      255,163      219,276
AVERAGE FOR THE PERIOD
  Assets.....................  $3,486,045   $3,446,859   $3,455,290   $3,279,646   $2,710,747   $2,535,068   $2,472,245
  Earning assets.............   3,239,248    3,163,201    3,186,631    3,002,753    2,500,215    2,348,691    2,290,884
  Loans......................   2,636,256    2,447,763    2,532,639    2,302,414    1,797,153    1,643,327    1,539,332
  Deposits...................   2,874,128    2,848,356    2,856,567    2,702,346    2,262,182    2,109,269    2,061,613
  Interest-bearing
    deposits.................   2,436,193    2,398,667    2,395,818    2,250,711    1,882,451    1,783,718    1,769,078
  Repurchase agreements and
    other short-term
    borrowings...............     171,106      147,209      161,964      146,000      141,230      138,375      135,624
  Long-term debt.............      80,397       99,306       83,308      102,813        8,667       13,112       16,965
  Shareholders' equity.......     316,086      298,477      304,022      277,597      256,607      231,160      210,193

                                      MARCH 31,                                   DECEMBER 31,
                               -----------------------   --------------------------------------------------------------
                                  1997         1996         1996       1995(3)        1994       1993(2)      1992(1)
                                  ----         ----         ----       -------        ----       -------      -------
                                     (UNAUDITED)
FINANCIAL RATIOS (ANNUALIZED)
  Net interest margin
    (FTE)....................       4.82%        4.65%        4.77%        4.77%        4.99%        4.74%        4.71%
  Return on average:
    Shareholders' equity.....       11.82        11.78        12.31        12.10        11.46        11.15        11.17(4)
    Earning assets...........        1.15         1.11         1.17         1.12         1.18         1.10         1.02(4)
    Assets...................        1.07         1.02         1.08         1.02         1.09         1.02         0.95(4)
  Average shareholders'
    equity/avg. assets.......        9.07         8.66         8.80         8.46         9.47         9.12         8.50
  Average loans to average
    deposits.................       91.72        85.94        88.66        85.20        79.44        77.91        74.67
  Dividend payout ratio......       40.48        37.67        38.83        38.01        39.29        38.56        38.46(4)
  Tier I leverage............        7.49         6.83         7.33         6.65         9.52         8.90         8.57
  Risk-based capital:
    Tier 1 capital...........        9.51         8.84         9.39         8.79        13.44        13.12        12.73
    Total capital............       10.76        10.09        10.64        10.04        14.69        14.36        13.90
MISCELLANEOUS DATA
  Average number of shares
    outstanding:
    Primary..................  14,634,949   14,675,356   14,666,146   14,574,871   14,463,068   13,724,319   13,292,150
    Fully diluted............  14,652,835   14,677,184   14,696,805   14,611,736   14,511,706   13,789,302   13,377,176
  Number of Shareholders
    (approximate)............       6,700        6,700        6,700        6,700        6,700        6,500        6,500

-------------------------
(1) Noninterest expense for the year is reduced by a net $1.746 million non-recurring gain. The after-tax effect of this gain on net income is an increase of $1.152 million. Non-recurring items included restructuring expenses related to the leasing subsidiary, employee benefit costs related to adopting the accrual method of accounting for retiree benefits and a curtailment gain resulting from modification of retiree benefit plans.

(2) The year 1993 reflects the acquisition of National Bank of Royal Oak, accounted for as a purchase, and includes the related operating results subsequent to its October 1, 1993 acquisition date.

(3) The year 1995 reflects the acquisition of the Michigan affiliates of Banc One Corporation, accounted for as a purchase, and includes the related operating results subsequent to the February 28, 1995 acquisition date.

(4) Before cumulative effect of change in accounting principle (SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" was adopted effective January 1, 1992).

                   CB FINANCIAL CORPORATION AND SUBSIDIARIES
                            SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                          MARCH 31,                                   DECEMBER 31,
                                    ----------------------    -------------------------------------------------------------
                                      1997         1996         1996         1995        1994(3)      1993(2)      1992(1)
                                      ----         ----         ----         ----        -------      -------      -------
                                         (UNAUDITED)
SUMMARY OF OPERATIONS
  Interest income.................   $ 15,155     $ 13,087     $ 56,446     $ 50,492     $ 45,485     $ 46,778     $ 47,124
  Interest expense................      6,714        5,386       23,938       19,984       15,879       16,469       18,994
  Net interest income.............      8,441        7,701       32,508       30,508       29,606       30,309       28,130
  Provision for loan losses.......      1,065          265        3,792          672          534          392          595
  Investment security gains
    (losses)......................        (10)         365          510           82          942        1,787        2,030
  Noninterest income..............      1,682        1,713        7,067        6,233        6,089        6,126        4,859
  Noninterest expense.............      6,585        6,722       29,152(4)    29,383(4)    26,522       25,765       22,051
  Income taxes....................        782          876        2,137        2,152        2,987        3,646        3,661
  Net income......................      1,681        1,916        5,004        4,616        6,594        8,419(5)     8,712
  Cash Dividends..................        840          840        3,362        3,361        3,361        3,306        3,193
PER SHARE DATA
  Net income......................      $0.60        $0.68        $1.79        $1.65        $2.35        $3.00(5)     $3.11
  Cash dividends..................       0.30         0.30         1.20         1.20         1.20         1.18         1.14
  Book value, end of period
    close.........................      27.37        27.29        27.41        27.65        26.42        25.46        24.02
  Market value at year end (Avg.
    Bid/Ask)......................      46.75        31.50        37.38        33.88        29.50        34.00        28.50
AT PERIOD END
  Assets..........................   $809,594     $738,587     $825,037     $719,883     $720,264     $670,891     $645,089
  Loans...........................    619,807      484,742      609,021      438,883      393,119      335,498      310,229
  Deposits........................    709,305      644,335      735,804      622,460      620,649      583,546      560,781
  Long-term debt and capital
    leases........................      2,214        4,132        2,694        4,611        6,526        8,529          571
  Shareholders' equity............     76,667       76,438       76,779       77,458       74,009       71,323       67,291
AVERAGE FOR THE PERIOD
  Assets..........................   $807,932     $735,537     $760,525     $697,286     $672,656     $677,348     $614,603
  Earning assets..................    752,281      655,001      696,926      630,685      605,521      609,337      564,338
  Loans...........................    618,519      456,799      527,838      404,379      344,952      333,682      295,697
  Deposits........................    701,705      624,825      660,573      600,389      578,712      584,873      531,393
  Interest-bearing deposits.......    598,325      521,607      554,359      499,421      477,107      485,132      448,669
  Short-term borrowings...........     17,764        4,752        8,951        7,009        4,362        8,454       14,164
  Long-term debt and capital
    leases........................      2,365        4,224        3,479        5,396        7,403        8,999          625
  Shareholders' equity............     77,725       78,462       77,415       76,627       75,067       69,322       64,410
FINANCIAL RATIOS (ANNUALIZED)
  Net interest margin (FTE).......       4.62%        4.84%        4.75%        4.94%        4.99%        5.12%        5.15%
  Return on average:
    Shareholders' equity..........       8.77         9.82         6.46         6.02         8.78        12.14(5)     13.53
    Earning assets................       0.91         1.18         0.72         0.73         1.09         1.38(5)      1.54
    Assets........................       0.84         1.05         0.66         0.66         0.98         1.24(5)      1.42
  Average shareholders'
    equity/avg. assets............       9.62        10.67        10.18        10.99        11.16        10.23        10.48
  Average loans to average
    deposits......................      88.15        73.11        79.91        67.35        59.61        57.05        55.65
  Dividend payout ratio...........      49.97        43.84        67.17        72.82        50.97        39.27(5)     36.65
  Tier I leverage.................       8.73         9.47         8.32         9.44         9.37         9.33        10.95
  Risk-based capital:
    Tier 1 capital................      12.41        14.31        11.86        15.66        15.12        18.40        19.91
    Total capital.................      13.61        15.09        12.91        16.59        16.05        19.46        20.94
MISCELLANEOUS DATA
  Average number of shares
    outstanding...................  2,815,042    2,803,746    2,803,364    2,803,437    2,803,158    2,803,300    2,801,053
  Number of Shareholders..........      2,048        2,072        2,082        2,094        2,157        2,137        2,124

-------------------------
(1) The year 1992 reflects the acquisition of Charlevoix County State Bank, accounted for as a purchase, and includes the related operating results subsequent to its February 28, 1992 acquisition date.

(2) The year 1993 reflects the acquisition of First of Charlevoix Corporation, accounted for as a purchase, and includes the related operating results subsequent to its January 15, 1993 acquisition date.

(3) The year 1994 reflects the acquisition of three banking offices of Republic Bank, accounted for as a purchase, and includes the related operating results subsequent to the December 17, 1994 acquisition date.

(4) Includes pre-tax restructuring charge of $1,102,000 in 1996 and $2,278,000 in 1995.

(5) Before cumulative effect of change in accounting principle (Effective January 1, 1993, CB adopted SFAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and recognized a one-time charge of $1,081,000, net of tax effect, as "Cumulative Effective of Change in Accounting Principle").

                       PRO FORMA SELECTED FINANCIAL DATA

     The following table sets forth unaudited pro forma combined selected financial data for Citizens for the three-month periods ended March 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1996, giving effect to the Merger, accounted for as a pooling-of-interests. The pooling-of-interests method of accounting combines assets and liabilities at their historical costs and restates the results of operations as if Citizens and CB had been combined at the beginning of all reported periods. The pro forma combined selected financial data is based on the historical consolidated financial statements of Citizens and CB and their subsidiaries after giving effect to the pro forma adjustments described in the notes to the "Unaudited Pro Forma Condensed Combined Financial Statements." For a description of pooling-of-interest accounting with respect to the Merger, see "The Merger -- Accounting Treatment."
     The pro forma combined selected financial data should be read in conjunction with the historical consolidated statements of Citizens and CB, including the respective notes thereto, which are incorporated by reference in this Joint Proxy Statement-Prospectus, and in conjunction with the consolidated historical financial data and pro forma combined financial information, including the notes thereto, appearing elsewhere in this Joint Proxy Statement-Prospectus. See "Information Incorporated by Reference" and "Unaudited Pro Forma Condensed Combined Financial Statements."
     The pro forma financial data are not necessarily indicative of the results that would have occurred had the Merger been consummated in the past or that may be obtained in the future. In addition, the pro forma data and ratios set forth in the following tables do not reflect merger expenses and restructuring charges anticipated to be incurred by Citizens and CB or the anticipated cost savings. As a result of these and other factors that may occur, the combined financial condition and results of operations of Citizens as of and after the Effective Date may be materially different from that reflected herein. See "Board of Directors and Operations Following the Merger."

              UNAUDITED PRO FORMA COMBINED SELECTED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                      MARCH 31,                         DECEMBER 31,
                                                               ------------------------    --------------------------------------
                                                                  1997          1996          1996          1995          1994
                                                                  ----          ----          ----          ----          ----
SUMMARY OF OPERATIONS

  Interest income..........................................    $   80,239    $   76,056    $  312,360    $  291,092    $  225,474
  Interest expense.........................................        34,351        33,110       133,736       123,089        77,468
  Net interest income......................................        45,888        42,946       178,624       168,003       148,006
  Provision for loan losses................................         3,210         2,036        12,126         7,113         5,837
  Investment security gains (losses).......................           (24)          417           611           280         1,099
  Noninterest income.......................................        11,392        11,201        47,496        42,469        39,786
  Noninterest expense......................................        38,647        37,546       155,138       150,470       133,767
  Income taxes.............................................         4,510         4,325        17,042        14,957        13,279
  Net income...............................................        10,889        10,657        42,425        38,212        36,008
  Cash Dividends...........................................         4,820         4,259        18,773        16,548        14,993
PER SHARE DATA
  Net income:
    Primary................................................        $ 0.58        $ 0.56        $ 2.25        $ 2.04        $ 1.93
    Fully diluted..........................................          0.57          0.56          2.24          2.03          1.93
  Cash dividends (Citizens only)...........................          0.26          0.23          1.01          0.90          0.82
  Book value, end of period close..........................         21.26         20.25         21.14         20.21         18.16
  Market value (Citizens end of period close)..............         33.00         30.50         31.50         29.75         27.75
AT PERIOD END
  Assets...................................................    $4,329,386    $4,246,810    $4,308,887    $4,183,805    $3,424,087
  Loans....................................................     3,263,477     2,972,173     3,229,752     2,867,396     2,209,340
  Deposits.................................................     3,631,984     3,560,813     3,600,611     3,487,161     2,872,967
  Long-term debt...........................................        73,876        89,564        86,827       110,022        11,775
  Shareholders' equity.....................................       394,749       376,585       392,021       374,644       332,739
AVERAGE FOR THE PERIOD
  Assets...................................................    $4,293,977    $4,182,396    $4,215,815    $3,976,932    $3,383,403
  Earning assets...........................................     3,991,529     3,818,202     3,883,557     3,633,438     3,105,736
  Loans....................................................     3,254,775     2,904,562     3,060,477     2,706,793     2,142,105
  Deposits.................................................     3,575,833     3,473,181     3,517,140     3,302,735     2,840,894
  Interest-bearing deposits................................     3,034,518     2,920,274     2,950,177     2,750,132     2,359,558
  Short-term borrowings....................................       188,870       151,961       170,915       153,009       145,592
  Long-term debt and capital leases........................        82,762       103,530        86,787       108,209        16,070
  Shareholders' equity.....................................       393,811       376,939       381,437       354,224       331,674
FINANCIAL RATIOS (ANNUALIZED)
  Return on average:
    Shareholders' equity...................................         11.21%        11.37%        11.12%        10.79%        10.86%
    Earning assets.........................................          1.11          1.12          1.09          1.05          1.16
    Assets.................................................          1.03          1.02          1.01          0.96          1.06
  Average shareholders' equity/average assets..............          9.17          9.01          9.05          8.91          9.80
  Average loans to average deposits........................         91.02         83.63         87.02         81.96         75.40
  Dividend payout ratio....................................         44.27         39.96         44.25         43.31         41.64
  Tier I leverage..........................................          7.73          7.29          7.52          7.13          9.49
  Risk-based capital:
    Tier 1 capital.........................................         10.01          9.67          9.83          9.76         13.74
    Total capital..........................................         11.26         10.92         11.08         11.01         14.98

                          CITIZENS BANKING CORPORATION

     Citizens is a multi-bank holding company incorporated in Michigan in 1982. As of December 31, 1996, Citizens directly or indirectly owned two banking subsidiaries and two non-banking subsidiaries and had 1,825 full-time equivalent employees. Citizens' two banking subsidiaries, Citizens Bank and Citizens Bank-Illinois, N.A., are its principal subsidiaries. Citizens' subsidiary banks are full service commercial banks offering a variety of financial services to corporate, commercial, correspondent and individual bank customers. These services include commercial, mortgage and consumer lending, demand and time deposits, trust services, investment services, safe deposit facilities and other financial products and services. Citizens principal offices are located at One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan 48502-9985, and its telephone number is (810) 766-7500.

     As a holding company registered under the BHC Act, Citizens is subject to supervision and regulation by the Federal Reserve Board. See "The Merger -- Regulatory Approvals Required for the Merger."

                            CB FINANCIAL CORPORATION

     CB is a bank holding company incorporated in Michigan in 1981. The principal assets of CB are its stock ownership in its subsidiaries, City Bank and Trust Company, City Bank, and CB North (collectively, the "CB Banks"). The CB Banks offer a full range of banking and other financial services to individuals, corporations and other institutions. Banking services include commercial, mortgage, and consumer lending, checking, savings, NOW accounts, money market deposit accounts and time deposit accounts, trust services, and other financial products and services, including safe deposit facilities, money transfers and corporate cash management. CB's principal offices are located at One Jackson Square, Jackson, Michigan 49201-1446 and its telephone number is
(517) 788-2706.

     As a holding company registered under the BHC Act, CB is subject to supervision and regulation by the Federal Reserve Board. See "The Merger -- Regulatory Approvals Required for the Merger."

                        MEETING OF CITIZENS SHAREHOLDERS

DATE, TIME AND PLACE; PURPOSE OF MEETING

     This Joint Proxy Statement-Prospectus is being furnished in connection with the solicitation of proxies by the Citizens Board for use at the Citizens Meeting. The Citizens Meeting will be held at One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan, at 10:00 a.m., local time, on June 24, 1997.

     The Citizens Meeting will be held for the purpose of considering and voting upon a proposal to approve the Share Issuance pursuant to the Merger Agreement and the consummation of the transactions contemplated thereby. Because the number of shares of Citizens Common Stock to be issued in the Merger will exceed 20% of the number of shares of Citizens Common Stock outstanding immediately prior to the consummation of the Merger, the rules of The Nasdaq National Market require that Citizens shareholders approve the Share Issuance.

     Management of Citizens knows of no matters to be brought before the meeting other than those referred to herein. If any other business should properly come before the Citizens Meeting, the persons named in the proxy will vote in accordance with their best judgment.

     THE CITIZENS BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT.

RECORD DATE

     The Citizens Board has fixed the close of business on May 2, 1997 as the Record Date. Only the holders of record of the outstanding shares of Citizens Common Stock on the Record Date will be entitled to notice of, and to vote at, the Citizens Meeting. At the Record Date, 14,377,411 shares of Citizens Common Stock were outstanding and entitled to vote. The presence, in person or by proxy, of a majority of the aggregate number of shares of Citizens Common Stock outstanding and entitled to vote on the Record Date is necessary to constitute a quorum at the Citizens Meeting.

PROXIES; VOTING AND REVOCATION

     Shares of Citizens Common Stock represented by a properly executed proxy received prior to the vote at the Citizens Meeting and not revoked will be voted at the Citizens Meeting as directed in the proxy. IF A PROXY IS SUBMITTED AND NO DIRECTIONS ARE GIVEN, THE PROXY WILL BE VOTED "FOR" APPROVAL OF THE SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT. Citizens intends to count shares of Citizens Common Stock present in person at the Citizens Meeting but not voting, and shares of Citizens Common Stock for which it has received proxies but with respect to which holders of shares have abstained, as present at the Citizens Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. The affirmative vote of a majority of the total votes cast by the holders of shares of Citizens Common Stock is necessary to approve the Share Issuance. Therefore, abstentions and non-voting shares will not affect the outcome of the vote with respect to the proposal to approve the Share Issuance. In addition, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the approval of the Share Issuance without specific instructions from such customers. The failure of such customers to provide specific instructions with respect to their shares of Citizens Common Stock to their broker will have the effect of a non-vote.

     Each share of Citizens Common Stock is entitled to one vote on each matter voted upon at the Citizens Meeting. The persons named as proxies by a shareholder may propose and vote for one or more adjournments or postponements of the Citizens Meeting to permit further solicitation of proxies in favor of such proposal. A shareholder of record may revoke a proxy by filing a written notice of revocation bearing a later date than the proxy with Thomas W. Gallagher, Secretary of Citizens (328 South Saginaw Street, Flint, Michigan 48502), by filing a duly executed proxy bearing a later date, or by appearing at the Citizens Meeting in person, notifying the Secretary, and voting by ballot at the Citizens Meeting. Any shareholder of record attending the Citizens Meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a shareholder at the Citizens Meeting will not constitute revocation of a previously given proxy. In addition, shareholders whose shares of Citizens Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote personally at the Citizens Meeting.

     In the event that sufficient proxies are not obtained to approve the Share Issuance, the persons named as proxies in the enclosed form of proxy intend to propose and vote for one or more adjournments or postponements of the Citizens Meeting to permit further solicitation of proxies voting in favor of the Share Issuance. No proxy which is voted against the proposal to approve and adopt the Share Issuance will be voted in favor of any such adjournment or postponement.

VOTE REQUIRED TO APPROVE THE SHARE ISSUANCE; PRINCIPAL SHAREHOLDERS

     The affirmative vote of a majority of the total votes cast by the holders of shares of Citizens Common Stock is necessary to approve the Share Issuance. The approval of the Share Issuance pursuant to the terms of the Merger Agreement by holders of Citizens Common Stock is a condition to the consummation of the Merger.

     As of the Record Date, 14,377,411 shares of Citizens Common Stock were outstanding and entitled to vote, of which approximately 1,266,841 shares, or approximately 8.8%, were held by directors and executive officers of Citizens, its subsidiaries and their respective affiliates. Each such director and executive officer of Citizens has indicated his or her intention to vote the Citizens Common Stock beneficially owned by him or her for approval of the Share Issuance pursuant to the Merger Agreement and the consummation of the transactions contemplated thereby. As of the Record Date, the banking subsidiaries of Citizens, as fiduciaries, custodians or agents, held a total of 2,338,192 shares, or 16.3%, of the outstanding shares of Citizens Common Stock under trust agreements and other instruments and agreements. These entities maintained sole or shared voting power with respect to 2,274,934 of such shares. In addition, CB's directors and executive officers as a group beneficially owned 1,000 shares, or less than 1% of the outstanding shares of Citizens Common Stock, all of which they intend to vote for approval of the Share Issuance pursuant to the terms of the Merger Agreement. As of the Record Date, the banking subsidiaries of CB, as fiduciaries, custodians or agents, held a total of 300 shares, or less than 1%, of the outstanding shares of Citizens Common Stock under trust agreements and other instruments and agreements. These entities maintained no voting power with respect to such shares.

     Information with respect to beneficial ownership of Citizens Common Stock by entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of Citizens Common Stock by Citizens directors and executive officers is incorporated by reference to Citizens' 1996 Annual Report on Form 10-K which is incorporated herein by reference. See "Information Incorporated by Reference."

ABSENCE OF APPRAISAL RIGHTS

     Under the MBCA, Citizens shareholders will not be entitled to any appraisal rights in connection with the Share Issuance.

                           MEETING OF CB SHAREHOLDERS

DATE, TIME AND PLACE; PURPOSE OF MEETING

     This Joint Proxy Statement-Prospectus is being furnished in connection with the solicitation of proxies by the CB Board for use at the CB Meeting. The CB Meeting will be held at The Town Club, One Jackson Square, Jackson, Michigan, at 10:00 a.m., local time, on June 24, 1997.

     The CB Meeting will be held for the purpose of considering and voting upon a proposal to approve and adopt the Merger Agreement and the consummation of the transactions contemplated thereby. Any action may be taken with respect to the foregoing at the CB Meeting or at any adjournments or postponements thereof.

     Management of CB knows of no matters to be brought before the meeting other than those referred to herein. If any other business should properly come before the CB Meeting, the persons named in the proxy will vote in accordance with their best judgment.

     THE CB BOARD HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

RECORD DATE

     The CB Board has fixed the close of business on May 2, 1997 as the Record Date. Only the holders of record of the outstanding shares of CB Common Stock on the Record Date will be entitled to notice of, and to vote at, the CB Meeting. At the Record Date, 2,801,053 shares of CB Common Stock were outstanding and entitled to vote. The presence, in person or by proxy, of a majority of the aggregate number of shares of CB Common Stock outstanding and entitled to vote on the Record Date is necessary to constitute a quorum at the CB Meeting.

PROXIES; VOTING AND REVOCATION

     Shares represented by a properly executed proxy received prior to the vote at the CB Meeting and not revoked will be voted at the CB Meeting as directed in the proxy. IF A PROXY IS SUBMITTED AND NO DIRECTIONS ARE GIVEN, THE PROXY WILL BE VOTED "FOR" APPROVAL AND ADOPTION

OF THE MERGER AGREEMENT. CB intends to count shares of CB Common Stock present in person at the CB Meeting but not voting, and shares of CB Common Stock for which it has received proxies but with respect to which holders of shares have abstained, as present at the CB Meeting for purposes of determining the presence or absence of a quorum for the transaction of business. Since the affirmative vote of the holders of a majority of the outstanding shares of CB Common Stock entitled to vote on the Merger is required to approve and adopt the Merger Agreement and the transactions contemplated thereby, such nonvoting shares and abstentions will have the effect of a vote "against" the approval of the Merger Agreement. In addition, brokers who hold shares in street name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers on the approval and adoption of the Merger Agreement without specific instructions from such customers. The failure of such customers to provide specific instructions with respect to their shares of CB Common Stock to their broker will have the effect of a vote "against" the approval of the Merger Agreement.

     Each share of CB Common Stock is entitled to one vote on each matter voted upon at the CB Meeting. The persons named as proxies by a shareholder may propose and vote for one or more adjournments or postponements of the CB Meeting to permit further solicitation of proxies in favor of such proposal.

     The giving of a proxy does not affect the rights of a holder of CB Common Stock who attends the CB Meeting to vote at such meeting, since a shareholder may revoke his or her proxy at any time before it is voted at the CB Meeting. A shareholder of record may revoke a proxy by filing a written notice of revocation bearing a later date than the proxy with Karen R. Gamin, Secretary of CB (One Jackson Square, Jackson, Michigan 48201), by filing a duly executed proxy bearing a later date, or by appearing at the CB Meeting in person, notifying the Secretary, and voting by ballot at the CB Meeting. Any shareholder of record attending the CB Meeting may vote in person whether or not a proxy has been previously given, but the mere presence (without notifying the Secretary) of a shareholder at the CB Meeting will not constitute revocation of a previously given proxy. In addition, shareholders whose shares of CB Common Stock are not registered in their own name will need additional documentation from the record holder of such shares to vote personally at the CB Meeting.

     In the event that sufficient proxies are not obtained to approve the Merger Agreement, the persons named as proxies in the enclosed form of proxy intend to propose and vote for one or more adjournments or postponements of the CB Meeting to permit further solicitation of proxies voting in favor of the Merger Agreement. No proxy which is voted against the proposal to approve and adopt the Merger Agreement will be voted in favor of any such adjournment or postponement.

VOTE REQUIRED TO APPROVE THE MERGER AGREEMENT; PRINCIPAL SHAREHOLDERS

     The affirmative vote of the holders of a majority of the shares of CB Common Stock outstanding and entitled to vote at the CB Meeting is necessary to approve and adopt the Merger Agreement and the transactions contemplated thereby. The approval of the Merger Agreement by CB's shareholders is a condition to the consummation of the Merger.

     As of the Record Date, 2,801,053 shares of CB Common Stock were outstanding and entitled to vote, of which approximately 193,392 shares, or approximately 6.9%, were held by directors and executive officers of CB, its subsidiaries and their respective affiliates. Each such director and executive officer of CB has indicated his or her intention to vote the CB Common Stock beneficially owned by him or her for approval of the Merger Agreement and the consummation of the transactions contemplated thereby. As of the Record Date, the banking subsidiaries of CB, as fiduciaries, custodians or agents, held a total of 332,159 shares, or 11.9%, of the outstanding shares of CB Common Stock under trust agreements and other instruments and agreements. These entities maintained sole or shared voting power with respect to 86,528 of such shares. As of the Record Date, the banking subsidiaries of Citizens, as fiduciaries, custodians or agents, held a total of 210 shares (which shares were beneficially owned by Citizens), or less than 1%, of the outstanding shares of CB Common Stock under trust agreements and other instruments and agreements. The Citizens banking subsidiaries did not maintain sole or shared voting power with respect to such shares.

     Information with respect to beneficial ownership of CB Common Stock by entities owning more than 5% of such stock and more detailed information with respect to beneficial ownership of CB Common Stock by CB directors and executive officers is incorporated by reference to CB's 1996 Annual Report on Form 10-K which is incorporated herein by reference. See "Information Incorporated by Reference."

ABSENCE OF APPRAISAL RIGHTS

     Under the MBCA, CB shareholders will not be entitled to any appraisal rights in connection with the Merger and the transactions contemplated thereby.

                                   THE MERGER

GENERAL

     The Boards of Directors of Citizens (with 15 directors present and 1 director absent) and CB (with all directors present) have unanimously approved the Merger Agreement, which provides for the Merger, at the Effective Time, of Merger Sub with and into CB, with CB, as the surviving corporation, becoming a wholly-owned subsidiary of Citizens. With certain limited exceptions described below, each share of CB Common Stock outstanding at the Effective Time shall be converted into the right to receive 1.489 shares of Citizens Common Stock. Shares of Citizens Common Stock issued and outstanding immediately prior to the Effective Time will remain issued and outstanding after the Merger. See "The Merger -- Conversion of Shares; Treatment of Options."

     The Board of Directors of each of Citizens and CB believes that the Merger is in the best interests of the parties and their respective shareholders and unanimously recommends that the shareholders of each of Citizens and CB vote to approve and adopt the Share Issuance and the Merger Agreement, respectively, and the consummation of the transactions contemplated thereby and the other proposals set forth herein.

     This section of the Joint Proxy Statement-Prospectus describes certain aspects of the proposed Merger, including the principal provisions of the Merger Agreement and the Stock Option Agreement. The Merger Agreement is attached to this Joint Proxy Statement-Prospectus as Annex A and is incorporated by reference herein in its entirety. All shareholders of Citizens and CB are urged to read the Merger Agreement in their entirety.

BACKGROUND OF THE MERGER

     The CB Board periodically reviews CB's strategy in light of general conditions in the banking industry, local competitive and economic conditions, the results of its operations and its future prospects, legislative changes, and other developments affecting the banking industry generally and CB specifically. In June, 1996, the CB Board determined that it would be appropriate to undertake a detailed review of CB's strategic alternatives. The CB Board concluded that CB should retain an independent financial advisor to assist it in exploring alternative means of maximizing shareholder value. Accordingly, in June, 1996, the CB Board authorized the engagement of AACC as financial advisor.

     In August, 1996, AACC presented an analysis to the CB Board encompassing, among other things, (1) CB's financial condition relative to its peers, (2) CB's prospects as an independent financial institution under various growth scenarios, (3) the effect on CB of various alternatives for enhancing shareholder value, including a stock split or stock dividend, an increase in the cash dividend, or a share repurchase program, (4) CB's prospects for growth through acquisitions of other financial institutions, (5) the effect on CB of a merger of equals, (6) an analysis of prospective merger of equals and acquisition candidates, (7) an indication as to the reasonable range of values that could be expected in the event CB were acquired, and (8) an analysis of prospective acquirors. After consideration by the CB Board of the various alternatives for enhancing shareholder value presented by AACC, the CB Board decided to explore further the possibility of a strategic business combination.

     In September, 1996, the CB Board established a Strategic Planning Committee (the "Committee") to review strategic options available to CB, including possible affiliation with another financial institution, and to negotiate and implement an agreement with AACC for the provision of investment banking and advisory services to the Committee and the CB Board. On September 24, 1996, CB and AACC entered into an agreement whereby AACC agreed to provide such services.

     On October 4, 1996, AACC presented the Committee with a detailed analysis of institutions identified by AACC as having the ability to consummate a transaction with particular emphasis on institutions which were the most likely to offer CB shareholders the greatest value in an acquisition. The Committee authorized AACC to explore the interest of certain financial institutions in engaging in discussions concerning a possible business combination, and in conjunction therewith to provide appropriate evaluation materials to such institutions. AACC contacted the institutions during the month of October, 1996 and a representative of AACC contacted John W. Ennest, Vice Chairman, Chief Financial Officer and Treasurer of Citizens. Confidentiality agreements were entered into with and evaluation materials were sent to the various financial institutions, including Citizens in October and early November of 1996. After receiving the evaluation materials and meeting with Mr. Bell and a representative of AACC, and after conducting an initial analysis of CB, Citizens submitted a non-binding expression of interest to AACC.

     On December 4, 1996, the Committee met to consider the responses received to the inquiries made to various organizations concerning their interests in exploring a possible business combination with CB. Of the financial institutions receiving the evaluation materials, three financial institutions, including Citizens, expressed an interest in a possible business combination. AACC then summarized terms of each institution's expression of interest. Following AACC's presentation on the terms of each financial institution's expression of interest, a discussion took place concerning the strategic planning alternatives available to CB. The Committee determined that further discussions with Citizens and with the other two interested parties were in order.

     A representative of AACC contacted Thomas W. Gallagher, Senior Vice President, General Counsel and Secretary of Citizens, and notified him that Citizens would be invited to conduct preliminary offsite due diligence with respect to CB. The representative of AACC explained to Mr. Gallagher that it would be CB's desire that Citizens focus upon "valuation issues" during the preliminary due diligence so that subsequent to the due diligence, Citizens could be in a position to come forward with a "final and best" expression of interest concerning an acquisition of CB at such time. Citizens then reviewed the acquisition opportunity with the Executive Committee of the Citizens Board in mid-December of 1996 and based upon that committee's concurrence thereafter conducted such preliminary due diligence with respect to CB. The preliminary due diligence consisted principally of document review and a further meeting between Messrs. Ennest and Gallagher on behalf of Citizens and Messrs. Bell and a representative of AACC on behalf of CB. Citizens then submitted a revised expression of interest at the beginning of January, 1997, setting forth, among other things, the "best price" Citizens believed it could pay in a business combination transaction with CB. Such expression of interest outlined a tax-free share exchange qualifying as a pooling of interests.

     On January 7, 1997, the Committee met to consider the results of AACC's follow-up communications with Citizens and the other two interested parties. AACC indicated that the other two interested parties were unwilling to modify their expressions of interest, but that Citizen's had favorably revised its expression of interest. Following a lengthy discussion concerning the revised expression of interest by Citizens and other issues associated therewith, the Committee concluded that it would be in the best interest of CB and its shareholders to engage in further discussions concerning a possible business combination with Citizens. The Committee also authorized representatives of CB to conduct appropriate due diligence on the financial condition of Citizens.

     Following the January 7, 1997 meeting, representatives of CB, AACC and CB's legal counsel and accountants conducted a detailed due diligence investigation of Citizens. On January 23, 1997, a meeting of the Committee was held at which the status of discussions with Citizens and the results of due diligence conducted with respect to Citizens were reviewed. AACC and CB's legal counsel conducted a detailed presentation concerning the terms of Citizens' expression of interest and discussed terms of an agreement and plan of merger received by CB from Citizens and answered questions concerning the terms of the proposal.

     The CB Board then met to receive the report and recommendations of the Committee. The Committee conducted a detailed presentation concerning the Committee's activities and the status of discussions with Citizens. AACC and CB's legal counsel presented information concerning the results of the due diligence investigation of Citizens and reviewed in detail the terms of the proposed expression of interest received from Citizens. After a lengthy discussion concerning the terms of Citizens' expression of interest and its relationship to the long term strategic plan of CB, the CB Board authorized its representatives to engage in negotiations on behalf of CB with Citizens concerning the terms of a proposed business combination agreement.

     Between January 23, 1997, and January 27, 1997, representatives of CB and of Citizens engaged in extensive negotiations concerning terms of an agreement and plan of merger. On January 27, 1997, the Committee met to consider the proposed Merger Agreement. AACC presented detailed information concerning the financial terms of the proposed Merger. CB's legal counsel conducted a presentation concerning terms of the proposed Merger Agreement. AACC advised the Committee that AACC was prepared to issue an opinion that the consideration to be received by the shareholders of CB in the proposed Merger is fair, from a financial point of view. After discussion, the Committee resolved to recommend to the CB Board that it approve the proposed Merger Agreement and the transactions contemplated thereby and that the CB Board unanimously recommend a vote for approval of the proposed transactions by CB's shareholders. Following the meeting of the Committee, the CB Board met to consider the terms of the proposed Merger Agreement and the Committee's report with respect thereto. The Committee then made its report to the CB Board concerning the Committee's review and analysis of the proposal and its recommendation with respect thereto. AACC then delivered its written opinion to the CB Board dated January 27, 1997, that, based upon and subject to the considerations set forth in its opinion, the consideration to be received by the shareholders of CB in the proposed Merger is fair, from a financial point of view. CB's legal counsel then provided an overview of the proposed Merger and discussed in detail the terms of the proposed Merger Agreement. After a discussion including questions and answers concerning the terms of the proposed Merger Agreement and certain procedural aspects of the proposed Merger, the CB Board unanimously approved the Merger Agreement.

     On January 27, 1997, a special meeting of the Citizens Board was held. The Executive Committee of the Citizens Board reported on their review and analysis of the proposed transaction and their recommendation with respect thereto. Mr. Gallagher then provided an overview of the proposed Merger and discussed the terms of the proposed Merger Agreement. After discussion and analysis by the Citizens Board, including questions and answers concerning the proposed Merger and Merger Agreement, the Citizens Board unanimously approved the Merger Agreement and the transactions contemplated thereby.

     Citizens, CB and Merger Sub subsequently executed and delivered the Merger Agreement and, on January 28, 1997, Citizens and CB issued a joint press release announcing the execution of the Merger Agreement.

RECOMMENDATION OF THE CITIZENS BOARD AND REASONS FOR THE MERGER

     THE CITIZENS BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF CITIZENS AND ITS SHAREHOLDERS. THE CITIZENS BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL OF THE SHARE ISSUANCE PURSUANT TO THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY.

     In reaching its conclusion to approve the Merger Agreement and the Stock Option Agreement, the Citizens Board consulted with Citizens management, as well as with its financial and legal advisors, and considered a number of factors, including the following:

          (i) the shared emphasis of Citizens and CB on community banking and the resulting complimentary business lines of Citizens and CB;

          (ii) the results of Citizens due diligence and pro forma analysis, which indicate that the combined entity would continue to have high asset quality, solid core funding and a strong capital base;

          (iii) the analysis of Citizens' management, which indicated significant opportunities for economies of scale in the transaction and the fact that management identified several areas that presented significant opportunities for cost savings in the combined entity;

          (iv) the fact that the acquisition of CB provides Citizens with enhanced access to west Michigan markets, providing more flexibility for future growth and acquisitions;

          (v) the beneficial effect of the larger combined entity on stock trading volume and volatility and access to the debt and capital markets and the fact that these factors taken together would position the combined entity for higher valuation in the financial markets;

          (vi) the increased presence of the combined entity on a state-wide basis with major market shares in key geographic regions;

          (vii) the similarity in the markets served by Citizens and CB; and

          (viii) the fact that the demographic similarities, coupled with the geographic fit of Citizens and CB, present a great opportunity for Citizens to strengthen its franchise recognition and marketing power.

     The Citizens Board also reviewed certain potential disadvantages in connection with its approval of the Merger Agreement and related transactions including the projected earnings dilution for the first full year following consummation of the Merger, certain credit quality issues present in the indirect lending portfolios at CB's St. Johns and Charlevoix Banks and the fact that operating performance at the Charlevoix Bank has not been achieved to the level necessary to offset the goodwill that was incurred when CB acquired the bank. Such potential disadvantages were taken into account by the Citizens Board in determining the final consideration for the transaction and the Citizens Board also concluded that any such identified disadvantages were outweighed by the material benefits described above.

     The foregoing discussion of the information and factors considered by the Citizens Board is not intended to be exhaustive but is believed to include all material factors considered by the Citizens Board. In reaching its determination to approve and recommend the Merger, the Citizens Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. After deliberating with respect to the Merger and the other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above, the Citizens Board unanimously (with 15 directors present and 1 director absent) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being in the best interests of Citizens and its shareholders. On March 20, 1997, the Citizens Board received the opinion of Roney that, as of March 20, 1997, the consideration to be paid by Citizens pursuant to the terms of the Merger Agreement was fair to the holders of Citizens Common Stock from a financial point of view. See "The Merger -- Fairness Opinions of Financial Advisors -- Citizens." The Citizens Board is unanimous in its recommendation that holders of Citizens Common Stock vote "FOR" approval and adoption of the Share Issuance pursuant to the Merger Agreement.

RECOMMENDATION OF THE CB BOARD AND REASONS FOR THE MERGER

     THE CB BOARD BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF CB AND ITS SHAREHOLDERS. THE CB BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER.

     In reaching its conclusion to approve the Merger Agreement and the Stock Option Agreement, the CB Board consulted with CB management, as well as with its financial and legal advisors, and considered the following factors:

          (i) the lag in CB's financial performance relative to its peers;

          (ii) CB's challenging prospects for increasing shareholder value as an independent financial institution;

          (iii) CB's various other alternatives for enhancing shareholder value, including a stock split or stock dividend, an increase in the cash dividend, or a share repurchase program, none of which were found to equal the benefits offered by pursuing affiliation with another financial institution;

          (iv) CB's limited prospects for growth by acquisition itself, and the dilution of shareholder value that would likely accompany such growth;

          (v) the dilutive effect of a merger of equals on book value and the substantial risks in achieving future value enhancement through such a merger;

          (vi) the significant benefits to CB and its shareholders of a business combination with Citizens, including, among others, the immediate premium to be received by CB shareholders;

          (vii) the similarity of the community banking philosophies of Citizens and CB, which are expected to ease integration of the two companies' operations;

          (viii) the enhanced marketing ability of the combined organization resulting from its greater resources and larger customer base;

          (ix) the technological superiority of Citizens relative to CB, especially in light of the cost of necessary data processing system upgrades CB would otherwise be required to make;

          (x) the enhanced value to CB shareholders that the Merger Agreement offers over the value projected by CB's long term strategic plan; and

          (xi) the financial superiority of the transaction proposed by Citizens in comparison to the expressions of interest made by other institutions.

     The foregoing discussion of the information and factors considered by the CB Board is not intended to be exhaustive, but is believed to include all material factors considered by the CB Board. In reaching its determination to approve and recommend the Merger, the CB Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors.

     The CB Board identified and considered certain risks inherent in the Merger Agreement that, if borne out, could, to some extent, offset the benefits and advantages of the Merger Agreement described above. Primary among these risks were (1) a possible future decline in the market price of the Citizens Common Stock to be received by CB shareholders in the Merger; and (2) the possibility that CB's restructuring during 1995 and 1996 could have produced future operating results that could have increased the acquisition price for CB in the future. The CB Board concluded, however, that these risks were typical of transactions such as the Merger and that they were far outweighed by the benefits and advantages of the Merger Agreement described above.

     After deliberating with respect to the Merger and other transactions contemplated by the Merger Agreement, considering, among other things, the matters discussed above and the opinion of AACC, the CB Board unanimously (with all of the directors present) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the Stock Option Agreement, as being in the best interest of CB and its shareholders. The CB Board is unanimous in its recommendation that holders of CB stock vote "FOR" approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger.

FAIRNESS OPINIONS OF FINANCIAL ADVISORS

     Opinion of Financial Advisor to Citizens. Pursuant to an engagement letter dated February 19, 1997 (the "Engagement Letter") between Citizens and Roney, Citizens retained Roney to render an opinion with respect to the fairness from a financial point of view to the shareholders of Citizens of the consideration to be paid, as determined by the Citizens Board, by Citizens in the Merger.

     Roney is a regional investment banking firm of recognized standing. As part of its investment banking services, it is regularly engaged in the valuation of banks, savings banks and other corporate entities in connection with public offerings, mergers and acquisition transactions. Its research analysts publish regular reports on individual banks, savings and loan associations as well as other financial institutions. Roney makes principal markets in various financial institution stocks, and has managed public offerings for banks and thrifts as well as other financial institutions. The Citizens Board selected Roney based in part on the recommendation of management after presentations by and interviews with several qualified investment banking firms. Roney was chosen on the basis of its familiarity with the financial services industry generally and in the relevant area, and its qualifications, ability, previous experience, and reputation. No limitations were imposed by Citizens on Roney with respect to the investigations made or procedures followed by Roney in rendering its opinion.

     Roney has rendered a written opinion to the Citizens Board dated March 20, 1997 to the effect that the consideration as proposed under the Merger Agreement is fair, from a financial point of view, to the shareholders of Citizens. The consideration as proposed under the Merger Agreement was determined through negotiation between Citizens and CB. Roney did not recommend the amount of consideration to be paid.

     In arriving at its opinion, Roney has, among other things:

          (i) reviewed the Annual Reports on Form 10-K and related financial information for the fiscal years ended 1993 to 1995 and unaudited summary results of operations for the three months and year ended December 31, 1996 of both Citizens and CB;

          (ii) reviewed the historical stock price and trading activity for the common stock for both Citizens and CB and compared them with those of certain publicly traded companies which it deemed to be relevant;

          (iii) reviewed the Merger Agreement;

          (iv) compared certain financial characteristics of Citizens and CB with other Michigan and Midwestern financial institutions it deemed to be relevant;

          (v) compared the proposed terms contemplated in the Merger Agreement with the financial terms, to the extent publicly available, of certain other mergers and acquisitions in the financial services industry which it deemed to be relevant;

          (vi) conducted limited discussions with members of senior management of Citizens and CB concerning their respective business and prospects and the benefits of the Merger Agreement;

          (vii) considered, based on information provided to them (including financial forecasts) by Citizens' senior management, the pro forma effects of the Merger Agreement on Citizens' future earnings;

          (viii) reviewed such other financial data and performed such other analysis and took into account such other matters as it deemed appropriate.

     The full text of Roney's written opinion to the Citizens Board, dated March 20, 1997, which sets forth the assumptions made, matters considered and limitations of review by Roney, is attached hereto as Annex B and is incorporated herein by reference and should be read carefully and in its entirety in connection with this Joint Proxy Statement-Prospectus. Roney's opinion addresses the consideration to be paid pursuant to the Merger Agreement, but does not constitute a recommendation to any Citizens shareholder as to how such shareholders should vote at the Citizens Meeting.

     In preparing its opinion Roney assumed and relied upon the accuracy and completeness of all financial and other information supplied or otherwise made available to it for purposes of its opinion and Roney did not assume any responsibility for independently verifying such information or undertaking an independent evaluation or appraisal of the assets or liabilities of Citizens or CB, nor was it furnished any such evaluation or appraisal. Roney also assumed and relied upon the senior management of Citizens as to the reasonableness and achievability of the financial and operating forecasts (and the assumptions and bases therefore) provided to Roney. In that regard, Roney assumed, with Citizens' consent, that such forecasts, including, without limitation, financial forecasts and projections regarding the amount and timing of cost savings that could result after the Merger is consummated, underperforming and nonperforming assets, net charge-offs and adequacy of reserves, reflect the best currently available estimates and judgments of management as to the future financial performance of Citizens and CB. Roney is not an expert in the evaluation of allowances for loan losses, and it did not make an independent evaluation of the adequacy of the allowance for loan losses of Citizens or CB nor did it review any individual credit files and it assumed that the aggregate allowance for loan losses of Citizens or CB is adequate to cover such losses. Roney's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of its opinion.

     In connection with rendering its opinion on March 20, 1997, Roney performed a variety of financial analyses, including those summarized below. The summary set forth below, which has been provided by Roney, does not purport to be a complete description of the analyses performed by Roney in this regard. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to a partial analysis or summary description. Accordingly, notwithstanding the separate factors summarized below, Roney believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors considered by it, without considering all analyses and factors, or attempting to ascribe relative weights to some or all such analyses and factors, could create an incomplete view of the evaluation process underlying Roney's opinion.

     In its analyses, Roney made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Citizens and CB. Any estimates contained in Roney's analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. The estimated values of both Citizens and CB do not purport to be appraisals or necessarily reflect the price at which companies or their securities actually may be sold. No company or transaction utilized in Roney's analyses was identical to Citizens or CB or the Merger Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions and prospective buyer interests, as well as other factors that could affect the public trading markets of Citizens or companies to which they are being compared. None of the analyses performed by Roney was assigned a greater significance than any other.

     The following is a summary of the material terms of the analyses presented by Roney to the Citizens Board on March 20, 1997 in connection with its fairness opinion.

     Summary of Proposal. Roney reviewed the terms of the proposed transaction, including the consideration to be paid by Citizens pursuant to the Merger Agreement and the aggregate transaction value. Based on an assumed transaction value per CB share of $49.13, Roney calculated the price to book, price to tangible book and price to earnings multiples for CB, in the contemplated transaction. This analysis yielded a price to book value multiple of 1.79x, a price to tangible book value multiple of 2.02x, and a price to earnings multiple of 27.5x. Roney advised the Citizens Board that the price to earnings multiple was impacted by the inclusion of non-recurring extraordinary charges for the twelve months ended December 31, 1996.

     Analysis of Selected Comparable Companies. Roney compared selected financial ratios for CB to the corresponding ratios for a peer group of comparable Michigan banks and a peer group of comparable Midwest banks. Each of these banks had total assets between approximately $400 million and $1.7 billion as of September 30, 1996. The comparable Michigan banks peer group consisted of Capital Bancorp, Ltd.; Chemical Financial Corporation; Franklin Bank, N.A.; Independent Bank Corporation; Michigan Financial Corporation; Pinnacle Financial Services; Republic Bancorp, Incorporated; and Shoreline Financial Corporation. This analysis showed that the average price to book value for the comparable Michigan banks was 1.81x as of September 30, 1996, the average price to tangible book value was 1.97x as of September 30, 1996 and the average price to last twelve months earnings as of September 30, 1996 was 15.0x.

     The comparable Midwest banks peer group consisted of Ambanc Corp.; ANB Corporation; Citizens Bancshares, Inc.; CoBancorp, Inc.; F&M Bancorporation, Inc.; First Financial Corporation; First-Knox Banc Corp.; First Merchants Corporation; First Oak Brook Bancshares, Inc.; Heritage Financial Services, Inc.; Irwin Financial Corporation; Merchants Bancorp, Inc.; National City Bancshares; Old Second Bancorp, Inc.; Park National Corporation; Peoples Bancorp, Inc.; Peoples Bank Corporation of Indianapolis; Pinnacle Banc Group, Inc.; and Second Bancorp, Incorporated. This analysis showed that the average price to book value for the group was 1.87x as of September 30, 1996, the average price to tangible book value was 2.01x as of September 30, 1996 and the average price to last twelve months earnings as of September 30, 1996 was 15.1x.

     Analysis of Recent Michigan Bank Mergers and Acquisitions. Roney analyzed certain other bank merger and acquisition transactions involving a sample of 23 transactions within the State of Michigan between January 1993 and March 1997. The buyers/sellers were: Shoreline Financial Corporation/SJS Bancorp; First Financial Bancorp, Inc./Hastings Financial Corporation; Old Kent Financial Corporation/Seaway Financial Corporation; Independent Bank Corporation/North Bank Corporation; First Michigan Bank Corporation/Arcadia Financial Corporation; Valley Ridge Financial Corp./Community Bank Corporation; Chemical Financial Corporation/State Savings Bancorp, Inc.; First Chicago Corporation/NBD Bancorp, Inc.; Independent Bank Corporation/Thumb National B&T Co.; Citizens Banking Corporation/four Banc One Banks; First Michigan Bank Corporation/Superior Financial Corporation; Old Kent Financial Corporation/First National Bank Corporation; Mid Am Inc./ASB Bankcorp, Inc; Keweenaw Financial Corporation/CNB of L'anse; First Michigan Bank Corporation/Old State Bank Corporation; Capital Bancorp Ltd./Financial Center Corp.; Independent Bank Corporation/KSB Financial; Michigan Financial Corporation/Houghton Financial Inc.; First Manistique Corporation/Bank of Stephenson; Chemical Financial Corporation/Key State Bank; Independent Bank Corporation/Pioneer Bank; Independent Bank Corporation/American Home Bank; and Citizens Banking Corporation/Royal Bank Group, Inc. For the compared transactions, the purchase price to last twelve months earnings ranged from a low of 9.13x to a high of 38.59x with a median of 16.03x and an average of 17.84x; the purchase price to book value ranged from a low of 1.12x to a high of 2.76x with a median of 1.71x and an average of 1.70x; the purchase price to tangible book value ranged from a low of 1.12x to a high of 2.76x with a median of 1.71x and an average of 1.72x.

     Analysis of Recent Midwest Bank Mergers and Acquisitions. Roney analyzed certain other bank merger and acquisition transactions involving a sample of 15 transactions within the Midwest between January 1993 and March 1997 in which the selling banks had total assets between approximately $300 million and $1.8 billion. The buyers/sellers were: Park National Corporation/First-Knox Banc Corporation; ABN-AMRO Holding N.A./CNBC Bancorp, Inc.; Taylor Investment Group/Cole Taylor Bank; Old Kent Financial Corporation/Seaway Financial Corporation; Mercantile Bancorporation, Inc./Today's Bancorp, Inc.; ABN-AMRO Holding N.A./Comerica Bank-IL; Northern Illinois Bancorp, Inc./Premier Financial Services; Fort Wayne National Corporation/Valley Financial Services; Commerce Bancshares, Inc./Peoples Mid-Illinois; Citizens Banking Corporation/four Banc One Banks; Old Kent Financial Corporation/First National Bank Corporation; Keycorp/First Citizens Bancorp; First of America Bank Corporation/First Park Ridge Corporation; Firstar Corporation/First Southeast Banking; and Old Kent Financial Corporation/EdgeMark Financial. For the compared transactions, the purchase price to last twelve months earnings ranged from a low of 12.99x to a high of 17.90x with a median of 16.64x and an average of 15.66x; the purchase price to book value ranged from a low of 1.20x to a high of 2.33x with a median of 1.92x and an average of 1.90x; the purchase price to tangible book value ranged from a low of 1.37x to a high of 4.09x with a median of 2.04x and an average of 2.19x.

     Discounted Cash Flow Analysis. Roney prepared a discounted cash flow analysis which estimated the future after-tax cash flows ("dividendable net income") that CB might produce over the period from January 1, 1997 through December 31, 2001. These cash flows were then discounted to a present value using different discount rates (ranging from 13% to 15%) chosen to reflect different required rates of return of holders or prospective buyers of CB Common Stock. Roney also estimated the terminal value of CB by applying a price to earnings multiple to 2001 net income and a price to book value multiple to 2001 book value. The multiples were chosen based on past and current trading multiples of CB and comparable institutions and past and current multiples of comparable merger and acquisition transactions. The discounted cash flow analysis indicated a reference range of between $46.97 and $51.03 per share for CB Common Stock. The analysis was based upon Citizens' senior management's projections of CB's future performance, which were based upon many factors and assumptions including cost savings expected as a result of the acquisition of CB by Citizens, many of which were beyond the control of Citizens. This analysis did not purport to be indicative of actual values or actual future results and did not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Roney included this analysis because it is a widely used valuation methodology, but noted that the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earnings growth rates, dividend payout rates, terminal values and discount rates.

     Pursuant to the terms of an engagement letter dated February 19, 1997, Citizens agreed to pay Roney a fee of $50,000 in connection with the delivery of the written opinion. Citizens has also agreed to reimburse Roney for certain of its out-of-pocket expenses (including expenses of legal counsel) incurred in connection with its engagement, and to indemnify Roney and certain related persons against certain liabilities in connection with its engagement. The terms of the fee arrangement with Roney were negotiated at arm's length between Citizens and Roney.

     Opinion of Financial Advisor to CB. On September 24, 1996, the CB Board entered into an agreement with AACC pursuant to which AACC agreed to provide financial advisory and investment banking services to CB and the CB Board in connection with the possible sale of CB. As part of AACC's engagement, AACC agreed, if requested by the CB Board, to render an opinion as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of CB in connection with any such sale.

     AACC delivered a written opinion to the CB Board dated January 27, 1997, that, based upon and subject to the considerations set forth in its opinion, the consideration to be received by the shareholders of CB in the Merger is fair, from a financial point of view (the "Opinion"). AACC has also delivered an updated Opinion to the CB Board dated as of the date of this Joint Proxy Statement -- Prospectus. The updated Opinion is based upon a review of the financial and other information reviewed by AACC in rendering its opinion of January 27, 1997, along with a review of the information set forth in this Joint Proxy Statement -- Prospectus and the financial results for CB and Citizens since January 27, 1997. The full text of the Opinion, which sets forth assumptions made, matters considered, and limitations on the review undertaken, is attached as Annex C to this Joint Proxy Statement -- Prospectus. The CB shareholders are urged to read the Opinion in its entirety.

     During the course of its engagement, and as a basis for arriving at the Opinion, AACC reviewed and analyzed material bearing upon the financial and operating condition of CB and Citizens and material prepared in connection with the Merger, including, among other things, the following: (i) the Merger Agreement and related documents; (ii) certain publicly-available information concerning CB and Citizens, including financial statements and reports of condition and income for each of the three fiscal years ended December 31, 1995, 1994, and 1993 and the interim periods ended September 30, 1996; (iii) the operating characteristics of certain other financial institutions deemed relevant to the contemplated Merger; (iv) the nature and terms of recent sale and merger transactions involving banks and bank holding companies and the other financial institutions that AACC considered relevant; and (v) historical and current market data for CB Common Stock and Citizens Common Stock and financial and other information provided to AACC by management of CB and Citizens. In addition, AACC conducted meetings with members of senior management of CB and Citizens for the purpose of reviewing the future prospects of CB and Citizens. AACC evaluated the pro forma ownership of Citizens Common Stock by CB shareholders, relative to the pro forma contribution of the assets, liabilities, equity, and earnings of CB to the pro forma company. AACC also took into account its experience in other transactions, as well as its knowledge of the banking industry and its general experience in securities valuation.

     In preparing the Opinion, AACC assumed and relied upon the accuracy and completeness of all financial and other information reviewed by it for purposes of the Opinion, and did not independently verify such information or undertake an independent evaluation or appraisal of the assets or liabilities of CB or Citizens, nor was it furnished with any such evaluation or appraisal. AACC is not an expert in the evaluation of allowances for loan losses and has not made an independent evaluation of the adequacy of the allowance for loan losses of CB or Citizens; it assumed that the aggregate allowances for loan losses is adequate to cover such losses. AACC assumed and relied upon the senior management of each of CB and Citizens as to the reasonableness and achievability of the financial and operating forecasts and the assumptions utilized by AACC in its analyses. The Opinion is necessarily based on economic, market, and other conditions as in effect on, and the information made available to AACC as of the date of this Joint Proxy Statement -- Prospectus.

     THE OPINION IS DIRECTED ONLY TO THE FINANCIAL CONSIDERATION TO BE PAID TO THE CB SHAREHOLDERS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY CB SHAREHOLDER AS TO HOW EACH SHAREHOLDER SHOULD VOTE AT THE CB SPECIAL MEETING OR AS TO THE ADVISABILITY OF RETAINING OR DISPOSING OF SHARES OF CITIZENS COMMON STOCK RECEIVED PURSUANT TO THE MERGER.

     Comparable Company Analysis. AACC compared financial ratios for the twelve months ended September 30, 1996 and trading multiples as of January 22, 1997 of CB to those of selected comparable companies which AACC deemed to be reasonably similar to CB in size, financial and operating character, and/or geographic market. The comparable companies, which consist of selected publicly-traded commercial bank holding companies headquartered in the Midwest with total assets ranging from $500 million to $1.0 billion, included: Ambanc Corporation, Vincennes, IN; Beverly Bancorporation, Inc., Chicago, IL; CBT Corporation, Paducah, KY; Cardinal Bancshares, Inc., Lexington, KY; Citizens Bancshares, Salineville, OH; CoBancorp, Inc., Elyria, OH; Farmers Capital Bank Corporation, Frankfort, KY; First Merchants Corporation, Muncie, IN; First Oak Brook Bancshares, Inc., Oak Brook, IL; Independent Bank Corporation, Ionia, MI; Merchants Bancorp, Inc., Aurora, IL; Michigan Financial Corporation, Marquette, MI; National City Bancorporation, Minneapolis, MN; Old Second Bancorp, Inc., Aurora, IL; Peoples Bancorp, Inc., Marietta, OH; Second Bancorp, Inc., Warren, OH; Shoreline Financial Corporation, Benton Harbor, MI, and Southside Bancshares Corporation, St. Louis, MO.

     The analysis indicated that, as of January 22, 1997, CB Common Stock sold at price of: (i) 22.38x trailing twelve months earnings per share, or EPS, through September 30, 1996, compared to a median of 13.02x and an average of 13.26x for the comparable companies; (ii) 15.83x estimated 1997 EPS, compared to a median of 12.69x and an average of 12.91x for the comparable companies; (iii) 1.55x September 30, 1996 book value, compared to a median of 1.57x and an average of 1.62x for the comparable companies; (iv) 1.77x September 30, 1996 tangible book value, compared to a median of 1.68x and an average of 1.73x for the comparable companies.

     AACC also compared financial ratios for the twelve months ended December 31, 1996 and trading multiples as of January 22, 1997, of Citizens to those of selected comparable companies which AACC deemed to be reasonably similar to Citizens in size, financial and operating character, and/or geographic market. The comparable companies, which consist of selected publicly-traded commercial bank holding companies headquartered in the Midwest with total assets ranging from $2.0 billion to $20.0 billion, included: AMCORE Financial, Inc., Rockford, IL; Associated Banc-Corporation, Green Bay, WI; CNB Bancshares, Inc., Evansville, IN; Commerce Bancshares, Inc., Kansas City, MO; Community First Bankshares, Inc., Fargo, ND; Corus Bankshares, Inc., Chicago, IL; First Financial Bancorporation, Inc., Hamilton, OH; First Michigan Bank Corporation, Holland, MI; First Midwest Bancorp, Inc., Itasca, IL; Firstar Corporation, Milwaukee, WI; FirstMerit Corporation, Akron, OH; Fort Wayne National Corporation, Fort Wayne, IN; Magna Group, Inc., St. Louis, MO; Marshall & Ilsley Corporation, Milwaukee, WI; Mercantile Bancorporation, Inc., St. Louis, MO; Mid Am, Inc., Bowling Green, OH; Old Kent Financial Corporation, Grand Rapids, MI; Old National Bancorp, Evansville, IN; Provident Bancorp, Inc., Cincinnati, OH; Star Banc Corporation, Cincinnati, OH, and UMB Financial Corporation, Kansas City, MO.

     The analysis indicated that, as of January 22, 1997, Citizens Common Stock sold at price of: (i) 12.11x trailing twelve months EPS through December 31, 1996, compared to a median of 16.90x and an average of 15.96x for the comparable companies; (ii) 11.23x estimated 1997 EPS, compared to a median of 12.98x and an average of 13.41x for the comparable companies; (iii) 1.41x December 31, 1996 book value, compared to a median of 2.15x and an average of 2.21x for the comparable companies; (iv) 1.77x December 31, 1996 tangible book value, compared to a median of 2.25x and an average of 2.28x for the comparable companies.

     Comparable Transaction Analysis. AACC reviewed comparable merger and acquisition transactions based on publicly-available data for selected mergers and acquisitions of commercial banks and bank holding companies in which the acquired company was headquartered in the Midwest and had total assets ranging from $500 million to $1.0 billion. The twelve comparable transactions included (the acquiror is the first name and is in italics followed by the seller): Park National Corporation, First Knox Banc Corporation; Mercantile Bancorporation Inc., Today's Bancorp, Inc.; ABN AMRO Holding N.A., CNBC Bancorp, Inc.; Fort Wayne National Corporation, Valley Financial Services; Union Planters Corporation, Capital Bancorporation; Mercantile Bancorporation Inc., Central Mortgage Bancshares, Inc.; Commerce Bancshares, Inc., Union Bancshares; Citizens Banking Corporation, four Banc One Banks; Old Kent Financial Corporation, First National Bankcorp; Old Kent Financial, EdgeMark Financial Corporation; Banc One Corporation, First Community Bancorp; Mercantile Bancorporation Inc., MidAmerican Corporation.

     For the comparable transactions, the offer value to last twelve months EPS ranged from a low of 13.0x to a high of 17.7x with a median of 15.8x and an average of 15.8x; the offer value to book value ranged from a low of 1.57x to a high of 2.33x with a median of 1.92x and an average of 1.93x; the offer value to tangible book value ranged from a low of 1.80x to a high of 4.09x with a median of 2.09x and an average of 2.24x. The implied value of the consideration to be received in the Merger (the "Merger Consideration") represented a multiple of 24.2x CB's trailing twelve months EPS through September 30, 1996, including reorganization charges, or 16.7x normalized trailing twelve months EPS; the value of the Merger Consideration to CB's September 30, 1996 book value represented a multiple of 1.68x; the value of the Merger Consideration to CB's September 30, 1996 tangible book value represented a multiple of 1.91x.

     Contribution Analysis. AACC prepared a contribution analysis displaying the percentages of assets, deposits, loans, total equity, tangible equity, 1995 net income, estimated 1996 net income, estimated 1997 net income, and current market value contributed to the combined company on a pro forma basis by both CB and Citizens. This analysis showed that CB, at September 30, 1996, would contribute 18.44% of pro forma consolidated total assets, 19.27% of deposits, 18.05% of gross loans, 19.88% of total equity, 22.07% of tangible equity, 12.08% of 1995 net income, 16.01% of estimated 1996 net income, 17.19% of estimated 1997 net income, and 21.22% of current market value. Based on the Exchange Ratio as indicated in the Merger Agreement, CB shareholders would own 22.55% of the new company.

     Net Present Value Analysis. AACC prepared a net present value analysis which estimated future cash flows that CB might produce over the period from January 1, 1997 through December 31, 2000. These cash flows were then discounted to a present value. AACC also estimated the terminal value of CB common equity at December 31, 2000 by applying a range of multiples to projected calendar year 2000 earnings. The range of terminal multiples was chosen based on past and current trading multiples of CB and comparable institutions and past and current multiples of comparable merger and acquisition transactions. The results of these analyses indicated a range of theoretical values per share of CB between $27.31 and $37.37. The market value of Merger Consideration was $129.5 million, or $45.97 per share of CB Common Stock, based on the January 22, 1997 closing price of Citizens Common Stock of $30.88 per share.

     Comparative Shareholder Return. AACC analyzed the theoretical returns to a CB shareholder through a number of scenarios. The scenarios evaluated included:
(i) CB remaining independent; (ii) CB being acquired in 2000; (iii) CB being acquired by Citizens in the proposed transaction; and (iv) CB being acquired by Citizens in the proposed transaction with the merged company then being acquired in 2000. The analysis indicated a compound annual return to shareholders of approximately 22% per annum for scenarios (iii) and (iv) above, assuming the Merger, versus a range of approximately 6% to 11% under the other two scenarios.

     The summary of AACC analyses set forth above is a fair summary thereof, but does not purport to be a complete description of the presentations by AACC to the CB Board. AACC believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of the analyses, without considering all factors, could create an incomplete view of the process by which a fairness opinion is rendered. In connection with its analyses, AACC assumed that there would not be any material adverse change in general economic, business, market, and/or regulatory conditions, all of which are beyond the control of CB and Citizens. The analyses performed by AACC are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

     The CB Board retained AACC based upon its experience and expertise with regard to the banking industry and merger and acquisition transactions. AACC is an investment banking and securities firm with membership on all principal U.S. security exchanges. As part of its investment banking services, AACC is regularly engaged in the independent valuation of securities in connection with negotiated underwritings, private placements, merger and acquisition transactions, and recapitalizations.

     Prior to its present engagement, AACC received a fee of $50,000 from CB for investment banking services rendered. Pursuant to this engagement of AACC to provide financial advisory and investment banking services, CB agreed to pay AACC a cash fee of approximately 1.00% of the transaction value at Closing. AACC will also receive reimbursement for certain out-of-pocket expenses, and CB has agreed to indemnify AACC against certain liabilities, including liabilities which may arise under the securities laws.

TERMS OF THE MERGER; EFFECTIVE TIME

     Upon the terms and subject to the conditions of the Merger Agreement; at the Effective Time, Merger Sub will merge with and into CB. CB will be the surviving corporation in the Merger, and will continue its corporate existence under the MBCA under the same name as a wholly owned subsidiary of Citizens. At the Effective Time, the separate corporate existence of Merger Sub will terminate. The Articles of Incorporation and Bylaws of CB as in effect immediately prior to the Effective Time will be the initial Articles of Incorporation and Bylaws of CB, as the corporation surviving the Merger (the "Surviving Corporation").

     The Merger will become effective upon the execution and filing of a certificate of merger with the Michigan Department of Consumer and Industry Services or as set forth in such certificate (the "Effective Time"). The date the Merger is effective (the "Effective Date") will be the date Citizens selects, which shall be within 30 days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of governmental authorities occurs and the receipt of all approvals of governmental authorities and all conditions to the consummation of the Merger are satisfied or waived, or on such earlier or later date as may be agreed in writing by the parties to the Merger Agreement.

CONVERSION OF SHARES

     Upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time each share of CB Common Stock issued and outstanding at the Effective Time (other than shares held directly or indirectly by Citizens, other than shares held in a fiduciary or agency capacity or in satisfaction of a debt previously contracted), will be converted, subject to certain rights of CB and Citizens described below, into the right to receive 1.489 shares (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares of Citizens Common Stock.

     CB has the right to elect to terminate the Merger Agreement, if its Board of Directors so determines, whether before or after approval of the Merger by the CB shareholders or the Citizens shareholders, if the Final Parent Stock Price (as defined below) shall be less than $25.30 (the "Floor Price") subject, however, to the right of Citizens to adjust the Exchange Ratio. If CB elects to terminate the Merger Agreement as described above, it shall give written notice thereof to Citizens within 2 calendar days after the end of the Valuation Period (as defined below) or such right shall be deemed waived. If CB has the right to terminate the Merger Agreement as described above but shall not have done so within such period, or at any time within 2 calendar days of CB having done so, and if the Final Parent Stock Price is not less than $23.72, Citizens shall have the right but not the obligation to elect to increase the Exchange Ratio by multiplying (A) the Exchange Ratio by (B) the number of shares of Citizens Common Stock, carried to three decimal places, which when multiplied by the Final Parent Stock Price will equal the Floor Price; and increasing the aggregate number of shares of Citizens Common Stock to be issued in the Merger (the "Stock Amount") such that (A) the per share value of the Citizens Common Stock received (valued at the Final Parent Stock Price) is at least equal to the per share consideration that would have been received if the Final Parent Stock Price had been equal to the Floor Price and (B) the Merger continues to qualify as a reorganization within the meaning of Section 368 of the Code and as a pooling of interests for accounting purposes.

     Notwithstanding any other provision of the Merger Agreement, in the event that the Final Parent Stock Price shall be more than $37.96 (the "Ceiling Price"), Citizens shall have the right to terminate the Merger Agreement, whether before or after approval of the Merger by the shareholders of CB or of Citizens; provided, however, that this provision shall not apply if the Final Parent Stock Price exceeds the Ceiling Price and prior to or during the Valuation Period (A) Citizens has signed a letter of intent or a definitive agreement providing for, or (B) any person other than CB, its officers and directors or any of their affiliates shall have made a bona fide proposal to Citizens, by public announcement or written communication that is the subject of public disclosure to engage in (including any situation in which such person shall have commenced, as such term is defined in Rule 14d-2 under the Exchange Act, or shall have filed a registration statement with respect to a tender offer to purchase Citizens Common Stock), or (C) Citizens has publicly announced that it is engaged in discussions, in each case above, involving a reorganization, merger, consolidation or similar transaction between Citizens and an unaffiliated third party, if as a result of such transaction, shareholders of Citizens (immediately prior to the date such transaction is announced or such agreement is executed) will not own a majority of the voting stock of the corporation surviving the transaction and a majority in value of the total outstanding stock of such surviving corporation after the transaction.

     "Final Parent Stock Price" is defined in the Merger Agreement as the average of the Closing Prices of Citizens Common Stock for the Valuation Period. "Closing Prices" is defined as the last sale price for shares of Citizens Common Stock listed on The Nasdaq Stock Market for each trading day during the Valuation Period. "Valuation Period" is defined as the twenty (20) consecutive days on which shares of Citizens Common Stock are traded on The Nasdaq Stock Market ending on the seventh (7th) calendar day immediately prior to the anticipated Effective Time.

     Each share of CB Common Stock held directly or indirectly by Citizens, other than shares held in a fiduciary or agency capacity or in satisfaction of a debt previously contracted, and shares held as treasury stock of CB, shall be canceled and retired and shall cease to exist, and no exchange or payment will be made with respect to such shares.

TREATMENT OF OPTIONS

     Each stock option or right to acquire CB Common Stock granted pursuant to the CB Financial Corporation 1992 Employee Stock Option Plan and the CB Financial Corporation Nonqualified and Deferred Compensation Plan for Independent Directors (together, the "Option Plans") which is outstanding and unexercised immediately prior to the Effective Time will be converted automatically, immediately prior to or at the Effective Time, into the right to receive shares of Citizens Common Stock at a ratio determined by dividing the difference of the product of the Exchange Ratio and the Final Parent Stock Price less the exercise price of each option under the Option Plans by the Final Parent Stock Price. CB will use all reasonable efforts to effectuate the foregoing, including without limitation amending the Option Plans and obtaining any necessary consents from option holders, in such form as is reasonably acceptable to Citizens and which shall include an acknowledgment that such transaction may be subject to applicable withholding taxes, which CB shall withhold as required by law; provided, however, that prior to the Effective Time, the CB Board shall adopt such resolutions or take such other actions as are permitted and required to adjust, effective immediately prior to the Effective Time, the terms of each outstanding option under the Option Plans as to which any such consent is not obtained prior to the Effective Time to provide that such option shall be converted into the right, upon exercise of such option at any time after the Effective Time, to receive shares of Citizens Common Stock as provided for in the Merger Agreement.

EXCHANGE OF CERTIFICATES; FRACTIONAL SHARES

     At or prior to the Effective Time, Citizens will deposit, or cause to be supplied, to or for the account of ChaseMellon Shareholder Services, L.L.C., or such other bank (which may be a subsidiary of Citizens) or trust company as shall be designated by Citizens and reasonably satisfactory to CB (the "Exchange Agent"), in trust for the benefit of the holders of CB Common Stock, for exchange in accordance with the terms of the Merger Agreement, through the Exchange Agent, certificates evidencing the shares of Citizens Common Stock issuable pursuant to the Merger in exchange for outstanding shares of CB Common Stock.

     As soon as reasonably practicable after the Effective Time, Citizens will instruct the Exchange Agent to mail to each holder of record of certificates which immediately prior to the Effective Time represented outstanding shares of CB Common Stock (the "Certificates") (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Citizens and CB may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing shares of Citizens Common Stock.

     CB STOCK CERTIFICATES SHOULD NOT BE RETURNED WITH THE ENCLOSED PROXY AND SHOULD NOT BE FORWARDED TO THE EXCHANGE AGENT UNLESS AND UNTIL THE CB SHAREHOLDER RECEIVES A LETTER OF TRANSMITTAL FOLLOWING THE EFFECTIVE TIME.

     No dividends or other distributions declared or made after the Effective Time with respect to shares of Citizens Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Citizens Common Stock they are entitled to receive until the holder of such Certificate shall surrender such Certificate.

     No fractional shares of Citizens Common Stock will be issued in the Merger. In lieu thereof, each holder of CB Common Stock who otherwise would have been entitled to a fractional share of Citizens Common Stock will receive cash (without interest) in an amount equal to such fraction multiplied by the Final Parent Stock Price.

ARTICLES AND BYLAWS OF CB

     Pursuant to the Merger Agreement, the CB Articles and CB Bylaws, as in effect immediately prior to the Effective time, shall be the initial articles of incorporation and bylaws of the Surviving Corporation following the Merger.

DIRECTORS AND OFFICERS OF CB

     Pursuant to the Merger Agreement, the directors and officers of Merger Sub immediately prior to the Effective time will be the initial directors and officers of CB following the Merger.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of Citizens, Merger Sub and CB regarding among other things: corporate organization, corporate power and authority, capitalization, subsidiaries, conflicts, consents and approvals, absence of certain changes, taxes, compliance with applicable laws, litigation, brokerage and finder's fees, accounting matters, tax-free reorganization, employee benefit plans, contracts, labor relations, permits, and environmental matters.

     The Merger Agreement contains certain additional representations and warranties of CB relating to state takeover laws.

     The representations and warranties of each of Citizens, Merger Sub and CB will not survive the Merger.

CONDUCT PENDING THE MERGER

     Pursuant to the Merger Agreement, prior to the Effective Time CB has agreed to, and to cause its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course of business consistent with past practice, (ii) use its best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of CB, Citizens, Merger Sub or any subsidiary thereof to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements on a timely basis under the Merger Agreement and (iv) take no action that is reasonably likely to have a Material Adverse Effect (as defined in the Merger Agreement) on CB.

     In addition CB has agreed not to, and to not permit its subsidiaries, without the prior written consent of Citizens, to:

     (a) other than in the ordinary course of business consistent with past practice, make any loan or advance or incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

     (b) adjust any capital stock; make, declare or pay any dividend or make any other distribution on, or acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant, sell or issue to any individual, corporation or other person any right or option to acquire, or securities evidencing a right to convert into or acquire, any shares of its capital stock, except for regular quarterly cash dividends both (i) at a rate per share of CB Common Stock not in excess of $0.30 per share and (ii) having record dates and payment dates consistent with past practice, provided, however, that CB may not declare regular quarterly cash dividends after receipt of all regulatory approvals necessary for consummation (excluding any applicable waiting periods) of the Merger to the extent that the CB shareholders would, after giving effect to the Merger, be eligible to receive a dividend from Citizens for the same quarter for which CB did not declare a dividend as a result of this provision of the Merger Agreement and may not declare any regular quarterly cash dividends in any quarter if with respect to such quarter the amount of the dividend exceeds the amount of net income for such quarter; or issue any additional shares of capital stock except pursuant to the exercise of CB options outstanding as of the date of the Merger Agreement;

     (c) other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties, leases or assets to any person, or cancel, release or assign any indebtedness of any such person, except pursuant to contracts or agreements in force as of the date of the Merger Agreement;

     (d) make any capital expenditures, other than capital expenditures made in the ordinary course of business consistent with past practice in amounts not exceeding $50,000, individually, or $200,000 in the aggregate;

     (e) increase in any manner the compensation or fringe benefits of any of its employees or directors, or create or institute, or make any payments pursuant to, any severance plan or package, or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to or fund or otherwise establish any trust or account related to any Employee Plan (as defined in the Merger Agreement), with or for the benefit of any employee, other than general increases in compensation in the ordinary course of business consistent with past practice not in excess of an average of 3% in any 12-month period or any amendment required by applicable law (provided that any such amendment shall provide the least increase to cost permitted under such applicable law), or voluntarily accelerate the vesting of any stock options or other compensation or benefit;

     (f) (i) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $50,000 or $200,000 in the aggregate or in securities transactions as provided in (f)(ii) below, make any investment either by contributions to capital, property transfers, or purchase of any property or assets of any person, provided that CB shall make no acquisition of business operations without Citizens' prior consent; or (ii) other than purchases of direct obligations of the United States of America with a remaining maturity at the time of purchase of 3 years or less, purchase or acquire securities of any type; provided, however, that, in the case of investment securities, CB may purchase (or permit any subsidiary of CB to purchase) investment securities if, within two business days after CB requests in writing (which notice shall describe in detail the investment securities to be purchased and the price thereof) that Citizens consent to the making of any such purchase, Citizens has approved such request in writing or has not responded in writing to such request;

     (g) enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000;

     (h) settle any claim, action or proceeding involving any liability of CB or any of its subsidiaries for money damages in excess of $50,000 or material restrictions upon the operations of CB or any of its subsidiaries;

     (i) except in the ordinary course of business and in amounts less than $250,000 in the aggregate waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

     (j) make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) unsecured loans, advances or commitments in amounts less than $250,000 made in the ordinary course of business consistent with past practice and made in conformity with all applicable policies and procedures, (ii) secured loans, advances or commitments in an amount less than $1,000,000 made in the ordinary course of business consistent with past practice and made in conformity with all applicable policies and procedures and (iii) loans or advances as to which CB has a legally binding obligation to make such loan or advance as of the date hereof and a description of which has been provided by CB in writing to Citizens prior to the execution of the Merger Agreement;

     (k) except as contemplated by the Merger Agreement, change its fiscal year or its method of accounting as in effect at December 31, 1996, except as required by changes in generally accepted accounting principles as concurred in by CB's independent auditors;

     (l) knowingly take any action that would prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained herein shall limit the ability of Citizens to exercise its rights under the Stock Option Agreement;

     (m) enter into any new activities or lines of business, or cease to conduct any activities or lines of business that it conducts on the date hereof, or conduct any business activity not consistent with past practice;

     (n) amend its articles of incorporation or its bylaws; or

     (o) agree to, or make any commitment to, take any of the actions prohibited by the foregoing provisions or any action which would make any of the representations or warranties of CB contained in the Merger Agreement incorrect or prevent CB from performing or cause CB not to perform its covenants under the Merger Agreement.

     Pursuant to the Merger Agreement, prior to the Effective Time Citizens has agreed to, and to cause its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course of business consistent with past practice,
(ii) take no action outside of the ordinary course of business (mergers and acquisitions by Citizens are deemed to be in the ordinary course of its business) which would adversely affect or delay the ability of the CB, Citizens, Merger Sub or any subsidiary thereof to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated by the Merger Agreement or to perform its covenants and agreements on a timely basis under the Merger Agreement and (iii) take no action that is reasonably likely to have a Material Adverse Effect on Citizens. Citizens has also agreed not to knowingly take any action that would prevent or impede the Merger from qualifying for "pooling of interests" accounting treatment or as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained in the Merger Agreement will limit the ability of Citizens to exercise its rights under the Stock Option Agreement.

OTHER ACQUISITION PROPOSALS

     CB has agreed that neither it nor any of its subsidiaries nor any of the respective officers and directors of CB or its subsidiaries shall, and CB has agreed to direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of CB) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, CB or any of its subsidiaries (any such proposal or offer being referred to as an "Acquisition Proposal") or, unless the CB Board determines, upon receipt of a written opinion of its outside counsel, that it is required to take the following action in order to fulfill their fiduciary duties to CB's shareholders under the MBCA, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. CB also agreed to immediately cease any existing activities, discussions or negotiations with any parties conducted prior to the execution of the Merger Agreement with respect to any of the foregoing and to enforce any confidentiality agreements to which it or any of its subsidiaries is a party. CB also agreed to notify Citizens immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, CB.

INDEMNIFICATION

     From and after the Effective Time through the sixth anniversary of the Effective Date, Citizens has agreed to indemnify and hold harmless each present and former director and officer of CB and its subsidiaries determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under the MBCA and the CB Articles or Bylaws in effect on the date of the Merger Agreement, and Citizens has also agreed to advance expenses as incurred to the extent permitted under the MBCA and the CB Articles and Bylaws.

CONDITIONS TO THE CONSUMMATION OF THE MERGER

     Citizens and CB. Each party's obligation to effect the Merger is subject to the satisfaction or waiver, where permissible, of the following conditions at or prior to the Effective Time: (a) the Merger Agreement and the transactions contemplated thereby shall have been approved by the requisite vote of the shareholders of CB and Citizens; (b) Citizens, Merger Sub, CB and each of their respective subsidiaries shall have procured, if required in the opinion of counsel for Citizens, certain regulatory approvals, consents or waivers with respect to the Merger Agreement and the transactions contemplated hereby by (i) the Reserve Bank of Chicago, (ii) the appropriate State Regulators (as defined in the Merger Agreement), and (iii) the Federal Reserve Board, and all applicable statutory waiting periods shall have expired; and the parties shall have procured all other regulatory approvals, consents or waivers of governmental authorities or other persons that, in the opinion of counsel for Citizens, are necessary or appropriate for the consummation of the transactions contemplated by the Merger Agreement (see "Regulatory Approvals Required for the Merger" below); provided, however, that no approval, consent or waiver referred to in this section of the Merger Agreement shall be deemed to have been received if it shall include any condition or requirement that, individually or in the aggregate, (i) would result in a Material Adverse Effect on Citizens, (ii) imposes any requirement upon Citizens, CB or their respective subsidiaries to
(x) dispose of any asset which is material to Citizens or CB, (y) materially restrict or curtail the current business operations or activities of Citizens or CB or (z) raise an amount of capital, the issuance and sale of which, in the absence of the Merger and the other transactions contemplated by the Merger Agreement, would in Citizens' judgment be materially burdensome in light of Citizens' capital raising policies or (iii) would reduce the benefits of the transactions contemplated by the Merger Agreement to Citizens in so significant a manner that Citizens, in its judgment, would not have entered into the Merger Agreement had such condition or requirement been known; (c) the registration statement on Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the registration statement on Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission; (d) Citizens and CB shall each have received a letter from their respective independent accountants addressed to Citizens or CB, as the case may be, to the effect that the Merger will qualify for "pooling-of-interests" accounting treatment (see "Accounting Treatment" below); (e) all other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by the Merger Agreement shall have been satisfied; (f) no party to the Merger Agreement shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or any other transaction contemplated by the Merger Agreement, and no litigation or proceeding shall be pending against Citizens or CB or any of their subsidiaries brought by any governmental agency seeking to prevent consummation of the transactions contemplated hereby; and (g) no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger or any other transaction contemplated by the Merger Agreement.

     Citizens. In addition, the obligations of Citizens and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions: (a) each of the representations and warranties of CB contained in the Merger Agreement shall have been true on the date of the Merger Agreement and shall be true in all material respects on the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), CB shall have performed, in all material respects, each of its covenants and agreements contained in the Merger Agreement, and Citizens shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer of CB, dated the Effective Date, to the foregoing effect; (b) Citizens shall have received a written opinion, dated the Effective Date, from Howard & Howard Attorneys, P.C., counsel to CB, in form and substance satisfactory to Citizens; (c) Citizens shall have received a written opinion from Dykema Gossett PLLC, in form and substance satisfactory to Citizens, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; (d) Citizens shall have received the fairness opinion of its financial advisor prior to the date of the Citizens shareholder meeting and such fairness opinion shall not have been withdrawn; and (e) CB shall not have experienced any event, change or occurrence that has had a material adverse effect upon the financial condition of CB and its subsidiaries taken as a whole.

     CB. The obligation of CB to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions: (a) each of the representations and warranties of Citizens and Merger Sub contained in the Merger Agreement shall have been true on the date of the Merger Agreement and shall be true in all material respects on the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date), Citizens and Merger Sub shall have performed, in all material respects, each of its covenants and agreements contained in the Merger Agreement, and CB shall have received certificates signed by the Chief Financial Officer of Citizens, dated the Effective Date, to the foregoing effect; (b) CB shall have received a written opinion from Howard & Howard Attorneys, P.C. in form and substance satisfactory to CB, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code (see "Certain Federal Income Tax Consequences" below); (c) the fairness opinion of CB's financial advisor shall not have been withdrawn; (d) CB shall have received a written opinion, dated the Effective Date, from Dykema Gossett PLLC, in form and substance satisfactory to CB; and (e) Citizens shall not have experienced any event, change or occurrence that has had a material adverse effect upon the financial condition of Citizens and its subsidiaries taken as a whole.

     No assurance can be provided as to if or when the requisite regulatory approvals necessary to consummate the Merger will be obtained or whether all of the other conditions precedent to the Merger will be satisfied or waived by the party permitted to do so. If the Merger is not effected on or before September 30, 1997, the Merger Agreement may be terminated by either Citizens or CB, unless the failure to effect the Merger by such date is due to the failure of the party seeking to terminate the Merger Agreement to perform or observe covenants and agreements of such party set forth therein.

REGULATORY APPROVALS REQUIRED FOR THE MERGER

     General. Citizens and CB have agreed to use their best efforts to obtain all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary to consummate the transactions contemplated by the Merger Agreement (the "Required Regulatory Approvals"), which includes approval of the Federal Reserve Board. Citizens has completed the filing of all application materials and notifications necessary to obtain such Required Regulatory Approvals. The Merger cannot be consummated in the absence of the Required Regulatory Approvals. Citizens was advised by the Federal Reserve Board on May 19, 1997 that its application for approval of the Merger submitted on April 3, 1997 was approved on May 16, 1997. There can be no assurance that all Required Regulatory Approvals will be obtained, and, if obtained, there can be no assurance as to the date of any such approvals, the absence of conditions in such approvals, or the absence of any litigation challenging such approvals. There can likewise be no assurance that the United States Department of Justice or any state attorney general will not attempt to challenge the Merger on antitrust grounds or, if such a challenge is made, as to the result thereof.

     Citizens and CB are not aware of any other material governmental approvals or actions that are required prior to the parties' consummation of the Merger other than those described below. It is presently contemplated that if any such additional governmental approvals or actions are required, such approvals or actions will be sought. There can be no assurance, however, that any such additional approvals or actions will be obtained.

     Federal Reserve Board. The Merger is subject to approval by the Federal Reserve Board pursuant to Section 3 of the BHC Act. Citizens has filed the required application and notification with the Federal Reserve Board for approval of the Merger on April 3, 1997 and was advised by the Federal Reserve Board on May 19, 1997 that such approval was granted on May 16, 1997.

     The Federal Reserve Board is prohibited from approving any transaction under the applicable statutes which:

          (i) would result in a monopoly or which would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States; or

          (ii) may have the effect in any section of the United States of substantially lessening competition, or tending to create a monopoly, or resulting in a restraint of trade, unless the Federal Reserve Board finds that the anti-competitive effects of the transaction are clearly outweighed in the public interest by the probable effect of the transaction in meeting the convenience and needs of the communities to be served.

     In addition, in reviewing a transaction under the applicable statutes, the Federal Reserve Board will consider the financial and managerial resources of the companies and their subsidiary banks and the convenience and needs of the communities to be served. As part of, or in addition to, consideration of the above factors, it is assumed that the Federal Reserve Board considered the regulatory status of Citizens and CB, current and projected economic conditions in the Midwest and the overall capital and safety and soundness standards established by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the regulations promulgated thereunder.

     In addition, under the Community Reinvestment Act of 1977, as amended (the "CRA"), the Federal Reserve Board must take into account the record of performance of each of Citizens and CB in meeting the credit needs of the entire community, including low and moderate income neighborhoods, served by each company. Each of Citizens' banking subsidiaries has an outstanding CRA rating with the appropriate Federal regulator. Each of CB's banking subsidiaries has an outstanding CRA rating with the appropriate Federal regulator. None of Citizens' or CB's banking subsidiaries received any negative comments from its respective Federal regulator in its last CRA examination relating to such ratings which were material and remain unresolved.

     The Federal Reserve Board has furnished notice and a copy of the application for approval of the Merger to the Office of the Comptroller of the Currency (the "OCC"), the Federal Deposit Insurance Corporation

(the "FDIC") and the Financial Institutions Bureau of the State of Michigan ("FIB"). These agencies had an opportunity to submit any views, recommendations or objections to the Federal Reserve Board. The Federal Reserve Board is required to hold a public hearing in the event it receives a written recommendation of disapproval of the application from any of these agencies. Furthermore, the BHC Act and Federal Reserve Board regulations require publication of notice of, and the opportunity for public comment on, the application submitted by Citizens for approval of the Merger, and authorize the Federal Reserve Board to hold a public hearing in connection therewith if the Federal Reserve Board determines that such a hearing would be appropriate. Any such hearing or comments provided by third parties could prolong the period during which an application is subject to review by the Federal Reserve Board.

     In addition, under federal law, a period of 30 days must expire following approval by the Federal Reserve Board within which period the Department of Justice may file objections to the Merger under the federal antitrust laws. With the approval of the Federal Reserve Board and the Department of Justice, the waiting period may be reduced to no less than 15 days. The May 16, 1997 Federal Reserve Board approval granted to Citizens provides for a 15-day waiting period. The Department of Justice could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the Merger unless divestiture of an acceptable number of branches to a competitively suitable purchaser could be made. The commencement of an antitrust action by the Department of Justice would stay the effectiveness of Federal Reserve Board approval of the Merger unless a court specifically orders otherwise. In reviewing the Merger, the Department of Justice could analyze the Merger's effect on competition differently than the Federal Reserve Board, and thus it is possible that the Department of Justice could reach a different conclusion than the Federal Reserve Board regarding the Merger's competitive effects. Failure of the Department of Justice to object to the Merger may not prevent the filing of antitrust actions by private persons or state attorneys general.

     In general, the Federal Reserve Board and the Department of Justice will examine the impact of the Merger on competition in various product and geographic markets, including competition for deposits and loans, especially loans to small and middle market businesses. While Citizens believes that the likelihood of such action by the Department of Justice is remote in this case, there can be no assurance that the Department of Justice will not initiate such a proceeding.

     Citizens' right to exercise the Stock Option Agreement is also subject to the prior approval of the Federal Reserve Board, to the extent that the exercise of options under the Stock Option Agreement would result in Citizens owning more than 5% of the outstanding shares of CB Common Stock. In considering whether to approve Citizens' right to exercise its option, including its right to purchase more than 5% of the outstanding shares of CB Common Stock, the Federal Reserve Board would generally apply the same statutory criteria it would apply to its consideration of approval of the Merger.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     General. The following is a summary description of the material Federal income tax consequences of the Merger. This summary is not a complete description of all of the consequences of the Merger and, in particular, may not address federal income tax considerations that may affect the treatment of a shareholder which, at the Effective Time, already owns Citizens Common Stock, is not a U.S. person, is a tax-exempt entity or an individual who acquired CB Common Stock pursuant to an employee stock option, or exercises some form of control over CB. In addition, no information is provided herein with respect to the tax consequences of the Merger under applicable foreign, state or local laws. Consequently, each CB shareholder is advised to consult a tax advisor as to the specific tax consequences of the transaction to that shareholder. The following discussion is based on the Code, as in effect on the date of this Joint Proxy Statement-Prospectus, without consideration of the particular facts or circumstances of any holder of CB Common Stock.

     The Merger. It is intended that the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and it is a condition to Citizen's and CB's respective obligations to consummate the Merger that Citizens will receive an opinion from Dykema Gossett PLLC and CB will receive an opinion from Howard & Howard Attorneys, P.C. dated as of the Effective Time, based upon certain customary representations and assumptions set forth therein, substantially to the effect that for federal income tax purposes the Merger constitutes a reorganization within the meaning of Section 368 of the Code. The receipt of the forgoing tax opinions are each waivable conditions, however, neither Citizens nor CB intends to waive such condition. In the event that either opinion cannot be delivered at the Effective Time and the Federal income tax consequences are materially different from that described below, there will be a resolicitation of Citizens and CB shareholders with respect to proxies for special meetings of each of Citizens and CB to approve the Share Issuance and the Merger, respectively.

     Based upon such opinions, the material federal income tax consequences of the Merger for CB shareholders will be as follows:

          (i) no gain or loss will be recognized by CB shareholders upon their exchange of CB Common Stock for Citizens Common Stock, except that a CB shareholder who receives cash proceeds in lieu of a fractional share interest in Citizens Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest and such gain or loss will constitute capital gain or loss if such shareholder's CB Common Stock with respect to which gain or loss is recognized is held as a capital asset at the Effective Time;

          (ii) the tax basis of the Citizens Common Stock received by a CB shareholder who exchanges his or her CB Common Stock for Citizens Common Stock will be the same as such shareholder's tax basis in the CB Common Stock surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received); and

          (iii) the holding period of the Citizens Common Stock received by a CB shareholder will include the period during which the CB Common Stock surrendered in exchange therefor was held (provided that such CB Common Stock was held by such CB shareholder as a capital asset at the Effective Time).

     THE FOREGOING IS A GENERAL DISCUSSION OF CERTAIN MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER FOR THE CB SHAREHOLDERS AND IS INCLUDED FOR GENERAL INFORMATION ONLY. THE FOREGOING DISCUSSION DOES NOT TAKE INTO ACCOUNT THE PARTICULAR FACTS AND CIRCUMSTANCES OF EACH CB SHAREHOLDER'S TAX STATUS AND ATTRIBUTES. AS A RESULT, THE FEDERAL INCOME TAX CONSEQUENCES DESCRIBED IN THE FOREGOING DISCUSSION MAY NOT APPLY TO EVERY CB SHAREHOLDER. ACCORDINGLY, EACH SHAREHOLDER IS ENCOURAGED TO CONSULT HIS OR HER TAX ADVISOR AS TO PARTICULAR FACTS AND CIRCUMSTANCES WHICH MAY BE SPECIFIC TO SUCH SHAREHOLDER AND NOT COMMON TO SHAREHOLDERS AS A WHOLE AND ALSO AS TO ANY ESTATE, GIFT, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES THAT MAY ARISE OUT OF THE MERGER AND/OR ANY SALE THEREAFTER OF CITIZENS COMMON STOCK RECEIVED IN THE MERGER.

     Information Reporting and Backup Withholding. Payments in respect of CB Common Stock may be subject to information reporting to the Internal Revenue Service and to a 31% backup withholding tax. Backup withholding will not apply, however, to a payment to a CB shareholder or other payee if such shareholder or payee completes and signs the substitute Form W-9 that will be included as part of the transmittal letter or otherwise proves to Citizens and the Exchange Agent that it is exempt from backup withholding.

ACCOUNTING TREATMENT

     It is anticipated that the Merger will be accounted for as a "pooling-of-interests" transaction under generally accepted accounting principles. Under such method of accounting, holders of CB Common Stock will be deemed to have combined their existing voting common stock interest with that of holders of Citizens Common Stock by exchanging their shares for shares of Citizens Common Stock. Accordingly, the book value of the assets, liabilities and shareholders' equity of CB, as reported on its consolidated balance sheet, will be carried over to the consolidated balance sheet of the combined enterprise and no goodwill will be created. The combined enterprise will be able to include in its consolidated income the consolidated income of both companies for the entire fiscal year in which the Merger occurs; however, certain expenses incurred to effect the Merger must be treated as current charges against income rather than adjustments to the balance sheet.

     Citizens and CB have received letters from their independent accountants to the effect that pooling-of-interest accounting is appropriate for the Merger under Accounting Principles Board Opinion No. 16, assuming the Merger is consummated in accordance with the Merger Agreement.

     The unaudited pro forma financial information contained in this Joint Proxy Statement-Prospectus has been prepared using the pooling-of-interests accounting method to account for the Merger. See "Comparative Per Share Data", "Pro Forma Selected Financial Data" and "Unaudited Pro Forma Condensed Combined Financial Statements."

TERMINATION OF THE MERGER AGREEMENT

     The Merger Agreement provides that the Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the shareholders of CB or Citizens:

     (a) by mutual consent of the Boards of Directors of Citizens and CB; or

     (b) by either Citizens or CB, if any of the conditions to such party's obligation to consummate the transactions contemplated in the Merger Agreement shall have become impossible to satisfy if, but only if, such party has used its best efforts and acted in good faith in attempting to satisfy all such conditions and if such party is not then in breach or default in any material respect of the Merger Agreement; or

     (c) by the Board of Directors of Citizens if (i) there has been a material breach or default by CB of any representation or warranty or in the observance of its covenants and agreements contained in the Merger Agreement of which notice has been given in writing by Citizens and which has not been cured within thirty (30) business days of receipt of such notice; or (ii) the Effective Time has not occurred prior to September 30, 1997 without fault on the part of Citizens, or (iii) a public announcement with respect to an Acquisition Proposal shall have been made by any person other than Citizens or an affiliate of Citizens and the Board of Directors of CB shall have (A) failed to publicly reject or oppose such Acquisition Proposal within ten (10) days of the public announcement of such proposal, plan or intention or (B) shall have modified, amended or withdrawn its recommended approval of the Merger Agreement and the Merger to CB's shareholders; or

     (d) by the Board of Directors of CB if (i) there has been a material breach or default by Citizens of any representation or warranty or in the observance of its covenants and agreements contained in the Merger Agreement of which notice has been given in writing by CB and which has not been cured within thirty (30) business days of receipt of such notice; or (ii) the Effective Time has not occurred prior to September 30, 1997 without fault on the part of CB; or

     (e) by the Board of Directors of either Citizens or CB (i) if any shareholder approval of CB required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof; or (ii) if any shareholder approval of Citizens required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof or (iii) if any Regulatory Agency has denied approval for the Merger and, if such denial is appealable, neither Citizens nor CB has filed a petition seeking review of such order of denial or taken other similar action under applicable law, within thirty (30) days after the issuance or entry by the governmental agency of such order of denial; or

     (f) by Citizens, if the information in any Disclosure Letter Update (as defined in the Merger Agreement) together with the information in any or all of the Disclosure Letter Updates previously provided to Citizens (as required by the Merger Agreement), indicates that a Material Adverse Effect with respect to CB has occurred or is reasonably likely to occur which either has not or cannot be cured within the Cure

Period provided for in the Merger Agreement, or (ii) which does not result primarily from changes in the general level of interest rates;

     (g) by CB or Citizens pursuant to the rights described in connection with the conversion of CB Common Stock. See "The Merger -- Conversion of Shares."

     In the event of the termination of the Merger Agreement, the Merger Agreement will become null and void, and there will be no liability on the part of Citizens, Merger Sub, CB, or any of their officers or directors except (i) for fraud or willful and material breach of the Merger Agreement and (ii) that certain provisions of the Merger Agreement relating to access and information, those provisions of the Merger Agreement that are by their terms applicable after the Effective Time, the agreement of the parties to waive the right to trial by jury in any legal proceeding arising out of the Merger Agreement and expenses of the parties in connection with the Merger Agreement will survive any termination of the Merger Agreement.

WAIVER AND AMENDMENT OF THE MERGER AGREEMENT

     Prior to the Effective Time, any provision of the Merger Agreement may be:
(i) waived by the party benefitted by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties to the Merger Agreement, except that, after the vote by the shareholders of CB, no amendment may be made that would contravene the applicable sections of the MBCA.

STOCK OPTION AGREEMENT

     Concurrently with the execution of the Merger Agreement, CB (the "Issuer") executed and delivered the Stock Option Agreement, pursuant to which CB granted to Citizens (the "Grantee") the Option. CB approved and entered into the Stock Option Agreement to induce Citizens to enter into the Merger Agreement. The Stock Option Agreement is intended to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. Consequently, certain aspects of the Stock Option Agreement may have the effect of discouraging persons who might now or prior to the Effective Time be interested in acquiring all of or a significant interest in CB from considering or proposing such an acquisition. The Stock Option Agreement is included as
Exhibit 2 to Citizens' current report on Form 8-K dated February 3, 1997, which is incorporated herein by reference. See "Information Incorporated by Reference."

     The Stock Option Agreement provides for the purchase by Citizens of up to 557,409 shares (the "Option Shares") of CB Common Stock at an exercise price of $37.66 per share, payable in cash. The Option Shares, if issued pursuant to the Stock Option Agreement, will not exceed 19.9% of the CB Common Stock issued and outstanding without giving effect to the issuance of any CB Common Stock pursuant to the Stock Option Agreement.

     In the event of any change in, or distributions in respect of, the CB Common Stock by reason of stock dividends, split-ups, mergers, recapitalizations, combinations, subdivisions, conversions, exchanges of shares, or the like, the type and number of shares of CB Common Stock subject to the Option, and the applicable exercise price per Option Share, will be appropriately adjusted in such manner as to fully preserve the economic benefits provided under the Stock Option Agreement.

     The Grantee may exercise the Option, in whole or in part, at any time following the occurrence of a "Purchase Event" (as such term is defined below) prior to the termination of the Option. The term "Purchase Event" is defined as the occurrence of either of the following events:

          (i) The acquisition by any person other than Grantee or any Grantee Subsidiary (as such term is defined below) of beneficial ownership of 25% or more of the then outstanding CB Common Stock; or

          (ii) The occurrence of a "Preliminary Purchase Event" (as such term is defined below) described in clause (i) below, except that the percentage referred to in subclause (z) thereof shall be 25%.

     The term "Preliminary Purchase Event" is defined as the occurrence of any of the following events or transactions:

         (i) Issuer or any of its subsidiaries (each an "Issuer Subsidiary") without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as defined below) with any person (the term "person" for purposes of the Stock Option Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Exchange Act and the rules and regulations thereunder) other than Grantee or any of its subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer shall have modified, amended or withdrawn its recommendation or approval of the Merger Agreement or recommended that the shareholders of Issuer approve or accept any Acquisition Transaction with any person other than Grantee or any Grantee Subsidiary. For purposes of the Stock Option Agreement, "Acquisition Transaction" means (x) a merger or consolidation, or any similar transaction, involving Issuer or any of Issuer's bank subsidiaries ("Material Subsidiaries"), (y) a purchase, lease or other acquisition of all or substantially all of the assets of Issuer or any Material Subsidiary or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 10% or more of the voting power of Issuer or a Material Subsidiary; provided that the term "Acquisition Transaction" does not include any internal merger or consolidation involving only Issuer and/or Issuer Subsidiaries;

        (ii) Any person (other than Grantee or any Grantee Subsidiary) shall have acquired beneficial ownership or the right to acquire beneficial ownership of 10% or more of the outstanding shares of CB Common Stock (the term "beneficial ownership" for purposes of the Stock Option Agreement having the meaning assigned thereto in
              Section 13(d) of the Exchange Act, and the rules and regulations thereunder);

       (iii) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders, by public announcement or written communication that is or becomes the subject of public disclosure, to engage in an Acquisition Transaction (including, without limitation, any situation in which any person other than Grantee or any subsidiary of Grantee shall have commenced (as such term is defined in Rule 14d-2 under the Exchange Act) or shall have filed a registration statement under the Securities Act, with respect to, a tender offer or exchange offer to purchase any shares of CB Common Stock such that, upon consummation of such offer, such person would own or control 10% or more of the then outstanding shares of CB Common Stock (such an offer being referred to as a "Tender Offer" or an "Exchange Offer", respectively));

        (iv) After a proposal is made by a third party to Issuer or its shareholders to engage in an Acquisition Transaction, Issuer shall have breached any covenant or obligation contained in the Merger Agreement and such breach would entitle Grantee to terminate the Merger Agreement or the holders of CB Common Stock shall not have approved the Merger Agreement at the meeting of such shareholders held for the purpose of voting on the Merger Agreement, such meeting shall not have been held or shall have been canceled prior to termination of the Merger Agreement or Issuer's Board of Directors shall have withdrawn or modified in a manner adverse to Grantee the recommendation of Issuer's Board of Directors with respect to the Merger Agreement; or

         (v) Any person other than Grantee or any Grantee Subsidiary, other than in connection with a transaction to which Grantee has given its prior written consent, shall have filed an application or notice with the Federal Reserve Board or other governmental authority or regulatory or administrative agency or commission for approval to engage in an Acquisition Transaction.

     At any time after the occurrence of a Purchase Event, Issuer shall, at the request of Grantee (whether on its own behalf or on behalf of any subsequent holder of the Option (or part thereof) or any of the shares of CB Common Stock issued pursuant hereto), promptly prepare, file and keep current a shelf registration statement under the Securities Act covering any shares issued and issuable pursuant to the Option. Grantee shall have the right to demand two such registrations. The foregoing registration rights are subject to certain limitations contained in the Stock Option Agreement.

     The Option terminates upon the earliest to occur of (i) the time immediately prior to the Effective Time, (ii) 12 months after the first occurrence of a Purchase Event, (iii) 18 months after the termination of the Merger Agreement following the occurrence of a Preliminary Purchase Event, (iv) termination of the Merger Agreement in accordance with the terms thereof prior to the occurrence of a Purchase Event or a Preliminary Purchase Event (other than a termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof) or (v) 12 months after the termination of the Merger Agreement by Citizens pursuant to Section 7.1(c)(i) thereof. The events described in clauses (i)-(v) in the preceding sentence are collectively referred to as an "Exercise Termination Event."

     Upon the occurrence of a Purchase Event that occurs prior to an Exercise Termination Event, (i) at the request (the date of such request being the "Option Repurchase Request Date") of Grantee, Issuer shall repurchase the Option from Grantee at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price (as defined in the Stock Option Agreement), multiplied by the number of shares for which the Option may then be exercised and (ii) at the request (the date of such request being the "Option Share Repurchase Request Date") of the owner of Option Shares from time to time (the "Owner"), Issuer shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of CB Common Stock at which a tender offer or exchange offer therefor has been made after the date of the Stock Option Agreement and on or prior to the Option Repurchase Request Date or the Option Share Repurchase Request Date, as the case may be, (ii) the price per share of CB Common Stock paid or to be paid by any third party pursuant to an agreement with Issuer (whether by way of a merger, consolidation or otherwise), (iii) the highest last sale price for shares of CB Common Stock within the 360-day period ending on the Option Repurchase Request Date or the Option Share Repurchase Request Date, as the case may be, listed on either the OTC Bulletin Board, The Nasdaq Stock Market or such other principal market or exchange on which the CB Common Stock is traded, (iv) in the event of a sale of all or substantially all of Issuer's assets, the sum of the price paid in such sale for such assets and the current market value of the remaining assets of Issuer as determined by a nationally-recognized independent investment banking firm selected by Grantee or the Owner, as the case may be, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale.

     In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate or merge with any person, other than Grantee or a Grantee Subsidiary, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer and Issuer shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding shares of CB Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of CB Common Stock shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its or any Material Subsidiary's assets to any person, other than Grantee or a Grantee Subsidiary, then, the agreement governing such transaction shall make proper provision so that the Option shall be converted into, or exchanged for, an option (the "Substitute Option"), at the election of Grantee, of either (x) the Acquiring Corporation (as defined below) or (y) any person that controls the Acquiring Corporation (the Acquiring Corporation and any such controlling person being hereinafter referred to as the "Substitute Option Issuer").

     The Substitute Option will be exercisable for such number of shares of the Substitute Common Stock (as defined below) as is equal to the market/offer price (as defined above) multiplied by the number of shares of CB Common Stock for which the Option was theretofore exercisable, divided by the Average Price (as defined below). The exercise price of the Substitute Option per share of the Substitute Common Stock (the "Substitute Purchase Price") shall then be equal to the Option Price multiplied by a fraction in which the numerator is the number of shares of CB Common Stock for which the Option was theretofore exercisable and the denominator is the number of shares for which the Substitute Option is exercisable. The Substitute Option shall otherwise have the same terms as the Option, to the extent possible.

     "Acquiring Corporation" is defined as (i) the continuing or surviving corporation of a consolidation or merger with Issuer (if other than Issuer),
(ii) Issuer in a merger in which Issuer is the continuing or surviving person, and (iii) the transferee of all or any substantial part of the Issuer's assets (or the assets of any of Issuer's Material Subsidiaries). "Substitute Common Stock" is defined as the common stock issued by the Substitute Option Issuer upon exercise of the Substitute Option. "Average Price" is defined as the average closing price of a share of the Substitute Common Stock for the one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of the Substitute Common Stock on the day preceding such consolidation, merger or sale; provided that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by Issuer, the person merging into Issuer or by any company which controls or is controlled by such merging person, as Grantee may elect.

     Neither of the Issuer nor the Grantee may assign any of its rights or delegate any of its obligations under the Stock Option Agreement or the Option to any other person without the express written consent of the other party, except that Grantee may assign the Stock Option Agreement to a wholly owned subsidiary of Grantee and Grantee may assign its rights under the Stock Option Agreement in whole or in part after the occurrence of a Preliminary Purchase Event; provided, however, that until the date at which the Federal Reserve Board has approved an application by Grantee to acquire the shares of CB Common Stock subject to the Option, Grantee may not assign its rights under the Option, other than to a wholly owned subsidiary of Grantee, except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (e.g., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf, or (iv) any other manner approved by the Federal Reserve Board.

     The rights and obligations of the Grantee and Issuer under the Stock Option Agreement are subject to receipt of certain regulatory approvals and both parties have agreed to use their reasonable efforts in connection with obtaining such approvals. These include, without limitation, making application, if necessary, for listing of the shares of CB Common Stock issuable hereunder on any exchange or quotation system and applying to the Federal Reserve Board for approval to acquire the shares issuable under the Stock Option Agreement.

EMPLOYEE BENEFITS AND PLANS

     For purposes of crediting periods of service for eligibility and vesting, but not for benefit accrual purposes, under Citizens' qualified defined benefit pension plan and Citizens' Amended and Restated Section 401(k) Plan , and for purposes of crediting periods of service for eligibility for other employee benefits provided to employees of Citizens, employees of CB who otherwise would be eligible to participate in such plans and benefit programs after the Effective Time shall be given credit for service with CB prior to the Effective Time.

NASDAQ LISTING

     The Merger Agreement provides for the filing of a listing application with the Nasdaq National Market covering the Citizens Common Stock issuable pursuant to the Merger. It is a condition to the consummation of the Merger that such shares of Citizens Common Stock be authorized for listing on the Nasdaq National Market effective upon official notice of issuance.

EXPENSES

     The Merger Agreement provides that Citizens and CB will each pay its own expenses in connection with the Merger Agreement and the transactions contemplated thereby, provided that Citizens and CB will divide equally all fees and expenses, other than accountants, attorneys and filing fees, incurred in connection with the printing and filing of this Joint Proxy Statement-Prospectus and the Registration Statement of which this Joint Proxy Statement-Prospectus is a part.

DIVIDENDS

     The Merger Agreement provides that Citizens and CB will coordinate the declaration and payment of dividends in respect of Citizens Common Stock and CB Common Stock, it being the intent of Citizens and CB that holders thereof will not receive two dividends or fail to receive any dividend for any quarter in which they would otherwise receive a dividend in the absence of the Merger. See "The Merger -- Conduct Pending the Merger."

RESTRICTIONS ON SALES BY AFFILIATES

     The Citizens Common Stock issued pursuant to the Merger will be freely transferable under the Securities Act, except for shares issued to any person who may be deemed to be an affiliate (an "Affiliate") of Citizens or CB, as the case may be, for purposes of Rule 145 promulgated under the Securities Act ("Rule 145").

     In addition to the transfer restrictions of Rule 145, Commission guidelines regarding qualifying for the "pooling-of-interests" method of accounting limit sales of shares of the acquiring and acquired company by affiliates of either company in a business combination. Commission guidelines indicate further that the "pooling-of-interests" method of accounting will generally not be challenged on the basis of sales by affiliates of the acquiring or acquired company if they do not dispose of any of the shares of the corporation they own or shares of a corporation they receive in connection with a merger during the period beginning 30 days before the merger and ending when financial results covering at least 30 days of post-merger operations of the combined entity have been published.

     Each of CB and Citizens has agreed in the Merger Agreement to use its best efforts to cause each person who is an Affiliate (for purposes of Rule 145 and for purposes of qualifying the Merger for "pooling-of-interests" accounting treatment) of such party to deliver to Citizens a written agreement intended to ensure compliance with the Securities Act and preserve the ability to treat the Merger as a "pooling-of-interests."

     Citizens has agreed in the Merger Agreement to use its best efforts to publish not later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations, combined sales and net income figures as contemplated by and in accordance with the terms of the Commission's Accounting Series Release No. 135.

NO APPRAISAL RIGHTS

     Under the MBCA, holders of Citizens Common Stock and CB Common Stock will have no appraisal rights in connection with the Share Issuance or the Merger Agreement and the consummation of the transactions contemplated thereby.

             BOARD OF DIRECTORS AND OPERATIONS FOLLOWING THE MERGER

BOARD OF DIRECTORS

     Citizens has agreed to take such action as may be necessary to increase the Citizens Board by one, subsequent to the Effective Time, so that the Citizens Board will consist of 18 persons divided into three classes of directors and to cause one person designated by the CB Board and acceptable to Citizens to be appointed to the Citizens Board. As of the date of this Joint Proxy Statement-Prospectus, the director to be designated by the CB Board and appointed to the Citizens Board has not been determined.

     Citizens has also agreed to take such action as may be necessary to increase the size of the board of Citizens Bank by two, subsequent to the Effective time and to appoint to the Citizens Bank board of directors two individuals selected by the CB Board and acceptable to Citizens. As of the date of this Joint Proxy Statement-Prospectus, the directors to be appointed to the Citizens Bank board have not been determined.

OPERATIONS

     Following the Merger, it is Citizens' current intention to cause the immediate merger of each of the three banks owned by CB with and into Citizens Bank, subject to required regulatory approvals, the receipt of which is not a condition to, or required for, consummation of the Merger. Following such bank mergers, it is currently intended that each merged bank will, from a business perspective, be operated as a "Community Bank" with local management and decision making authority and with local "Advisory" or "Community" boards of directors.

     While no assurances can be given, the combined entities expect to achieve annualized pre-tax cost savings of approximately $9 million within 18 months after closing this transaction. Such cost savings are expected to be realized primarily through reductions in staff, elimination or consolidation of certain branches, consolidation of administrative offices, and other redundant back-office operations and staff functions. Branch closures and consolidations are expected in each of CB's three primary market areas due to over capacity in the traditional retail delivery network and the non-optimal locations of some of the branches. The extent to which cost savings will be achieved is dependent upon various factors beyond the control of the combined entities, including the regulatory environment, inflation, economic conditions and unanticipated changes in business conditions. Therefore, no assurance can be given with respect to the ultimate level of cost savings to be realized, or that such savings will be realized in the time-frame currently anticipated.

     The combined entities also anticipate that they will incur one-time merger expenses and restructuring charges in connection with the Merger. Further such Merger transaction costs would consist primarily of investment banking, legal and accounting fees. Restructuring charges would include (a) severance payments associated with the consolidation or elimination of various functions, (b) facilities costs estimated to be incurred as a result of the elimination of duplicate operations facilities and from branches to be closed, (c) systems and operations costs, consisting primarily of equipment and software write-offs, and
(d) other charges, including the write-down or write-off of various assets.

     Although no revenue enhancements were factored into the analysis of the proposed combination, Citizens believes revenue enhancements are likely to result through enhanced product offerings and services to CB's existing and potential customer base.

CERTAIN FORWARD-LOOKING INFORMATION

     This Joint Proxy Statement-Prospectus contains certain forward-looking information that is subject to risks and uncertainties. Forward-looking information also includes statements concerning possible or assumed future results of the combined companies or the benefits of the Merger, including those set forth under "The Merger -- Recommendation of the Citizens Board and Reasons for the Merger" and "Board of Directors and Operations Following the Merger -- Operations." The following important factors, in addition to those discussed elsewhere in this document and in the documents incorporated by reference, could cause actual results to differ materially from any such results which might be forecast, estimated or budgeted in forward-looking information. All of such factors are difficult to predict and many are beyond the control of Citizens and CB. These important factors include: (a) future economic conditions in the regional and national markets in which the companies compete; (b) financial market conditions, including, but not limited to, changes in interest rates; (c) changing competition; (d) the ability to enter new markets successfully and capitalize on growth opportunities; and (e) adverse changes in applicable law, regulations or rules governing environmental, tax or accounting matters.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of CB's management and the CB Board, and Citizens' management and the Citizens Board, respectively, may be deemed to have certain interests in the Merger that are in addition to their interests as shareholders of CB or Citizens, as the case may be, generally. The CB Board and the Citizens Board were aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

     The directors, officers and principal shareholders of CB and their associates may have had in the past, and expect to have in the future, transactions in the ordinary course of business with Citizens and its subsidiaries. Such transactions were, and are expected to be, on substantially the same terms as those prevailing at the time for comparable transactions with others.

NEW DIRECTORS

     The Merger Agreement provides that, from and after the Effective Time, the Citizens Board will be increased by one and that one person designated by the CB Board and acceptable to Citizens will be appointed to the Citizens Board. Citizens has also agreed to take such action as may be necessary to increase the size of the Citizens Bank board of directors by two, subsequent to the Effective Time, and to appoint to such board two persons selected by the CB Board and acceptable to Citizens. As of the date of this Joint Proxy Statement-Prospectus, the directors to be appointed to the Citizens Board and the Citizens Bank board of directors have not been determined.

DIRECTORS' AND OFFICERS' INDEMNIFICATION

     Citizens has agreed to indemnify the present and former directors and officers of CB and its subsidiaries for certain losses. See "The Merger -- Indemnification."

RETIREMENT PLANS

     For purposes of crediting periods of service for eligibility and vesting, but not for benefit accrual purposes, under Citizens' qualified defined benefit pension plan and Citizens' Amended and Restated Section 401(k) Plan , and for purposes of crediting periods of service for eligibility for other employee benefits provided to employees of Citizens, employees of CB who otherwise would be eligible to participate in such plans and benefit programs after the Effective Time shall be given credit for service with CB prior to the Effective Time.

EMPLOYMENT AND OTHER AGREEMENTS

     CB entered into an employment agreement with Brian D. Bell on October 22, 1996 for a term ending on September 1, 1999, which provides for the payment of a salary of not less than $136,377 per year. Mr. Bell is also eligible to participate in any other compensation and benefit plans generally available to executive employees of CB of like grade and salary, including, but not limited to, retirement plans, group life, disability, accidental death and dismemberment, travel and accident, health and dental insurance plans and stock option plans. The employment agreement also provides for Mr. Bell's use of an automobile, which shall be transferred to Mr. Bell upon the expiration of the term of the employment agreement or termination of Mr. Bell's employment following a change in control or for any reason other than cause. Mr. Bell's employment agreement provides that if there is a change in control and either
(a) Mr. Bell's employment is terminated other than with cause; or (b) Mr. Bell resigns from his employment following a material change in his title, authorities or duties in effect immediately prior to the change in control, a reduction in his compensation or benefits, or a change in his principal place of employment without his consent to a city different from the city which is the principal place of employment immediately prior to the change in control, then Mr. Bell is entitled to receive his salary then in effect, but in no event less than $136,377 per year for the remainder of the term of his employment agreement. Mr. Bell is also entitled to actively participate, or receive the value of active participation in the aforementioned compensation and benefit plans. The transactions contemplated by the Merger Agreement will result in a change in control for purposes of Mr. Bell's employment agreement. Assuming Mr. Bell resigned or was terminated from his employment as described above on July 1, 1997, following an assumed consummation of the Merger, the value of salary, compensation and benefit payments under Mr. Bell's employment agreement is estimated to be approximately $564,109.

     CB has entered into a Change of Control Agreement (the "Control Agreement") with Steven W. Seely. Under the Control Agreement, if Mr. Seely is involuntarily terminated other than for cause, if his duties are or his principal place of employment is changed or if his compensation is reduced during a period of up to two years following a change of control of CB, CB will pay Mr. Seely a specified severance amount. Under the Control Agreement, the severance amount will equal two times the greater of Mr. Seely's annual base salary upon the change of control or upon termination, plus continuation of medical and dental insurance coverage for 24 months. The transactions contemplated by the Merger Agreement, followed by the termination of Mr. Seely's employment or resignation, may trigger the obligation to pay the amounts specified in the Control Agreement. Based on Mr. Seely's current annual base salary, the value of the severance benefits payable under the Control Agreement is estimated to be approximately $361,250 (which includes costs associated with the continuation of medical and dental insurance coverage for 24 months).

DIRECTOR DEFERRAL PLAN

     CB will terminate the CB Financial Corporation Nonqualified and Deferred Compensation Plan for Independent Directors (the "Director Plan") and the deferred compensation agreements between CB or its subsidiaries and any of their directors (the "Deferred Compensation Agreements") as of the Effective Date. Any Participant (as defined in the Director Plan) in the Director Plan as of the Effective Time shall (i) be considered to be a participant under Citizens' Second Amended and Restated Director Deferred Compensation Plan, as amended (the "Citizens Director Plan") and (ii) have the balance of his or her Deferred Compensation Account (as defined in the Director Plan) immediately credited for the benefit of such Participant in the Citizens Director Plan. Thereafter, each such Participant will be deemed a participant under the Citizens Director Plan. Any options outstanding at the time of the termination of the Director Plan shall not be affected by such termination but, to the extent not exercised, shall be treated as provided in the Merger Agreement. See "The Merger -- Treatment of Options." Except as provided in the Merger Agreement, the termination of the Director Plan will not affect any amounts, reflected in the books and records of CB, (i) due to each participant in the Director Plan and
(ii) due to each director, who has entered into a Deferred Compensation Agreement under such plan.

CB OPTIONS

     The Merger Agreement provides that immediately prior to or at the Effective Time, each outstanding option granted under the Option Plans, shall be canceled, and each option, whether or not then vested or exercisable, shall be converted into the right to receive shares of Citizens Common Stock as described under "The Merger -- Treatment of Options."

     The following table sets forth, with respect to the executive officers and directors of CB, (i) the number of CB shares subject to options held by such persons, (ii) the number of shares of Citizens Common Stock into which such options will be converted and (iii) the value of such Citizens Common Stock, based on the per share closing price of Citizens Common Stock of $32.25 as of May 9, 1997.

                                                         NUMBER OF        NUMBER OF         VALUE OF
OPTION HOLDER                                          OPTION SHARES   CITIZENS SHARES   CITIZENS SHARES
-------------                                          -------------   ---------------   ---------------
Brian D. Bell........................................     15,805          7,453.72         $240,382.55
Steven W. Seely......................................      2,500          1,358.16           43,800.63
James E. Burtch......................................        996            521.79           16,827.67
Francis B. Flanders..................................      4,858          2,306.67           74,390.25
A. Wayne Klump.......................................      3,039          1,433.21           46,221.04
Harold P. Andrews....................................      1,199            694.69           22,403.65
Douglas L. Burdick...................................      2,508          1,485.01           47,891.54
James N. Franklin....................................      1,209            672.84           21,699.11
Sherwood M. Furman...................................      1,886          1,104.96           35,634.82
Alvin L. Glick.......................................      1,946          1,171.37           37,776.78
Stephen L. Lazaroff..................................      1,758            929.11           29,963.85
Phillip G. Miller....................................        954            455.89           14,702.57
Monte R. Storey......................................      2,224          1,336.87           43,114.04

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

     The following unaudited pro forma condensed combined balance sheets as of March 31, 1997, and the pro forma condensed combined statements of income for the three-month periods ended March 31, 1996 and 1997, and for each of the three years in the period ended December 31, 1996, give effect to the Merger, accounted for as a pooling-of-interests. This pro forma information is based on the historical consolidated financial statements of Citizens and CB and their subsidiaries under the assumptions and adjustments set forth in the accompanying notes to the unaudited pro forma condensed combined financial statements. Pro forma per share amounts are based on the conversion rate of 1.489 shares of Citizens Common Stock for each share of CB Common Stock. The pro forma condensed combined financial statements, which include results of operations as if the Merger had been consummated on January 1, 1994, do not reflect Merger expenses and restructuring charges expected to be incurred by Citizens and CB, or the anticipated cost savings. As a result, the pro forma combined financial condition and results of operations of Citizens as of and after the Effective Time may not be indicative of the results that actually would have occurred if the Merger had been in effect during the periods presented or which may be attained in the future.

     This pro forma information should be read in conjunction with the historical consolidated financial statements of Citizens and CB, including their respective notes thereto, which are incorporated by reference in this Joint Proxy Statement-Prospectus, and in conjunction with the consolidated historical financial statement and pro forma financial data, including the notes thereto, appearing elsewhere in this Joint Proxy Statement-Prospectus. See "Information Incorporated by Reference." The pro forma financial information presented is not necessarily indicative of actual results that would have occurred had the Merger been consummated on March 31, 1997 or at the beginning of the year ended December 31, 1994, or that may be obtained in the future.

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEETS
                              AS OF MARCH 31, 1997
                                 (IN THOUSANDS)

                                                     CITIZENS        CB        PRO FORMA        PRO FORMA
                                                    HISTORICAL   HISTORICAL   ADJUSTMENTS        COMBINED
                                                    ----------   ----------   -----------       ---------
ASSETS
Cash and due from banks...........................  $  132,874    $ 35,906     $     --         $  168,780
Money market investments..........................      12,075       1,878                          13,953
Investment securities available-for-sale..........     598,976     125,147                         724,123
Total loans.......................................   2,643,670     619,807                       3,263,477
Less: Allowance for loan losses...................     (36,975)     (6,798)                        (43,773)
                                                    ----------    --------     --------         ----------
Net loans.........................................   2,606,695     613,009                       3,219,704
Premises and equipment............................      60,202      13,012                          73,214
Cost in excess of net assets acquired and premium
  on core deposits, net...........................      63,546       8,476                          72,022
Other assets......................................      45,424      12,166                          57,590
                                                    ----------    --------     --------         ----------
    TOTAL ASSETS..................................  $3,519,792    $809,594     $     --         $4,329,386
                                                    ==========    ========     ========         ==========
LIABILITIES
Noninterest-bearing deposits......................  $  450,782    $100,838     $     --         $  551,620
Interest-bearing deposits.........................   2,471,897     608,467                       3,080,364
                                                    ----------    --------     --------         ----------
    Total deposits................................   2,922,679     709,305                       3,631,984
Short-term borrowings.............................     163,952      12,120                         176,072
Other liabilities.................................      43,417       9,288                          52,705
Long-term debt and capital leases.................      71,662       2,214                          73,876
                                                    ----------    --------     --------         ----------
    Total Liabilities.............................   3,201,710     732,927                       3,934,637
SHAREHOLDERS' EQUITY
Preferred stock...................................          --          --                              --
Common stock......................................      89,380      21,008      (21,008)(1)        118,461
                                                                                 29,081 (1)
Capital surplus...................................          --       8,073       (8,073)(1)             --
Retained earnings.................................     230,593      49,213                         279,806
Net unrealized gain (loss) on securities
  available-for-sale, net of tax..................      (1,891)     (1,627)                         (3,518)
                                                    ----------    --------     --------         ----------
    Total Shareholders' Equity....................     318,082      76,667           --            394,749
                                                    ----------    --------     --------         ----------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY....  $3,519,792    $809,594     $     --         $4,329,386
                                                    ==========    ========     ========         ==========

   See notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1997
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             CITIZENS        CB       PRO FORMA
                                                            HISTORICAL   HISTORICAL    COMBINED
                                                            ----------   ----------   ---------
INTEREST INCOME
Interest and fees on loans................................  $   56,312   $  13,096    $   69,408
Interest and dividends on investment securities...........       8,571       2,037        10,608
Interest on money market investments......................         201          22           223
                                                            ----------   ---------    ----------
     Total interest income................................      65,084      15,155        80,239
                                                            ----------   ---------    ----------
INTEREST EXPENSE
Interest on deposits......................................      24,243       6,427        30,670
Interest on short-term borrowings.........................       1,966         244         2,210
Interest on long-term debt and capital leases.............       1,428          43         1,471
                                                            ----------   ---------    ----------
     Total interest expense...............................      27,637       6,714        34,351
                                                            ----------   ---------    ----------
NET INTEREST INCOME.......................................      37,447       8,441        45,888
Provision for loan losses.................................       2,145       1,065         3,210
                                                            ----------   ---------    ----------
     Net interest income after provision for loan
       losses.............................................      35,302       7,376        42,678
NONINTEREST INCOME........................................       9,696       1,672        11,368
NONINTEREST EXPENSE.......................................      32,062       6,585        38,647
                                                            ----------   ---------    ----------
Income before income taxes................................      12,936       2,463        15,399
Income taxes..............................................       3,728         782         4,510
                                                            ----------   ---------    ----------
NET INCOME................................................  $    9,208   $   1,681    $   10,889
                                                            ==========   =========    ==========
PER COMMON SHARE DATA:(2)
  NET INCOME:
     Primary..............................................  $     0.63   $    0.60    $     0.58
     Fully diluted........................................  $     0.63   $    0.60    $     0.57
  AVERAGE COMMON SHARES:
     Primary..............................................  14,634,949   2,815,042    18,839,486
     Fully Diluted........................................  14,652,835   2,815,042    19,157,372

   See notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                       THREE MONTHS ENDED MARCH 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             CITIZENS        CB       PRO FORMA
                                                            HISTORICAL   HISTORICAL    COMBINED
                                                            ----------   ----------   ---------
INTEREST INCOME
Interest and fees on loans................................  $   53,136   $  10,008    $   63,144
Interest and dividends on investment securities...........       8,048       3,023        11,071
Interest on money market investments......................       1,785          56         1,841
                                                            ----------   ---------    ----------
     Total interest income................................      62,969      13,087        76,056
                                                            ----------   ---------    ----------
INTEREST EXPENSE
Interest on deposits......................................      24,145       5,245        29,390
Interest on short-term borrowings.........................       1,722          67         1,789
Interest on long-term debt and capital leases.............       1,857          74         1,931
                                                            ----------   ---------    ----------
     Total interest expense...............................      27,724       5,386        33,110
                                                            ----------   ---------    ----------
NET INTEREST INCOME.......................................      35,245       7,701        42,946
Provision for loan losses.................................       1,771         265         2,036
                                                            ----------   ---------    ----------
     Net interest income after provision for loan
       losses.............................................      33,474       7,436        40,910
NONINTEREST INCOME........................................       9,540       2,078        11,618
NONINTEREST EXPENSE.......................................      30,824       6,722        37,546
                                                            ----------   ---------    ----------
Income before income taxes................................      12,190       2,792        14,982
Income taxes..............................................       3,449         876         4,325
                                                            ----------   ---------    ----------
NET INCOME................................................  $    8,741   $   1,916    $   10,657
                                                            ==========   =========    ==========
PER COMMON SHARE DATA:(2)
  NET INCOME:
     Primary..............................................  $     0.60   $    0.68    $     0.56
     Fully diluted........................................  $     0.60   $    0.68    $     0.56
  AVERAGE COMMON SHARES:
     Primary..............................................  14,675,356   2,803,746    18,875,612
     Fully Diluted........................................  14,677,184   2,803,746    18,877,440

   See notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               CITIZENS         CB        PRO FORMA
                                                              HISTORICAL    HISTORICAL     COMBINED
                                                              ----------    ----------    ---------
INTEREST INCOME
  Interest and fees on loans..............................      $219,266      $45,898       $265,164
  Interest and dividends on investment securities.........        33,133       10,297         43,430
  Interest on money market investments....................         3,515          251          3,766
                                                              ----------    ---------     ----------
     Total interest income................................       255,914       56,446        312,360
                                                              ----------    ---------     ----------
INTEREST EXPENSE
  Interest on deposits....................................        96,035       23,150        119,185
  Interest on short-term borrowings.......................         7,466          539          8,005
  Interest on long-term debt and capital leases...........         6,297          249          6,546
                                                              ----------    ---------     ----------
     Total interest expense...............................       109,798       23,938        133,736
                                                              ----------    ---------     ----------
NET INTEREST INCOME.......................................       146,116       32,508        178,624
Provision for loan losses.................................         8,334        3,792         12,126
                                                              ----------    ---------     ----------
Net interest income after provision for loan losses.......       137,782       28,716        166,498
NONINTEREST INCOME........................................        40,530        7,577         48,107
NONINTEREST EXPENSE.......................................       125,986       29,152        155,138
                                                              ----------    ---------     ----------
Income before income taxes................................        52,326        7,141         59,467
Income taxes..............................................        14,905        2,137         17,042
                                                              ----------    ---------     ----------
Net income................................................      $ 37,421      $ 5,004       $ 42,425
                                                              ==========    =========     ==========
PER COMMON SHARE DATA:(2)
  NET INCOME:
     Primary..............................................         $2.55        $1.79          $2.25
     Fully diluted........................................         $2.55        $1.79          $2.24
  AVERAGE COMMON SHARES:
     Primary..............................................    14,666,146    2,803,364     18,869,595
     Fully Diluted........................................    14,696,805    2,803,364     18,900,254

   See notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1995
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             CITIZENS        CB       PRO FORMA
                                                            HISTORICAL   HISTORICAL    COMBINED
                                                            ----------   ----------   ---------
INTEREST INCOME
Interest and fees on loans................................  $  201,242   $  36,355    $  237,597
Interest and dividends on investment securities...........      31,934      13,587        45,521
Interest on money market investments......................       7,424         550         7,974
                                                            ----------   ---------    ----------
     Total interest income................................     240,600      50,492       291,092
                                                            ----------   ---------    ----------
INTEREST EXPENSE
Interest on deposits......................................      88,157      19,173       107,330
Interest on short-term borrowings.........................       7,221         440         7,661
Interest on long-term debt and capital leases.............       7,727         371         8,098
                                                            ----------   ---------    ----------
     Total interest expense...............................     103,105      19,984       123,089
                                                            ----------   ---------    ----------
NET INTEREST INCOME.......................................     137,495      30,508       168,003
Provision for loan losses.................................       6,441         672         7,113
                                                            ----------   ---------    ----------
     Net interest income after provision for loan
       losses.............................................     131,054      29,836       160,890
NONINTEREST INCOME........................................      36,434       6,315        42,749
NONINTEREST EXPENSE.......................................     121,087      29,383       150,470
                                                            ----------   ---------    ----------
Income before income taxes................................      46,401       6,768        53,169
Income taxes..............................................      12,805       2,152        14,957
                                                            ----------   ---------    ----------
NET INCOME................................................  $   33,596   $   4,616    $   38,212
                                                            ==========   =========    ==========
PER COMMON SHARE DATA:(2)
  NET INCOME:
     Primary..............................................  $     2.31   $    1.65    $     2.04
     Fully diluted........................................  $     2.30   $    1.65    $     2.03
  AVERAGE COMMON SHARES:
     Primary..............................................  14,574,871   2,803,437    18,773,022
     Fully Diluted........................................  14,611,736   2,803,437    18,809,887

   See notes to unaudited pro forma condensed combined financial statements.

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME
                          YEAR ENDED DECEMBER 31, 1994
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                             CITIZENS        CB       PRO FORMA
                                                            HISTORICAL   HISTORICAL    COMBINED
                                                            ----------   ----------   ---------
INTEREST INCOME
Interest and fees on loans................................  $  144,263   $  28,825    $  173,088
Interest and dividends on investment securities...........      33,293      16,232        49,525
Interest on money market investments......................       2,433         428         2,861
                                                            ----------   ---------    ----------
     Total interest income................................     179,989      45,485       225,474
                                                            ----------   ---------    ----------
INTEREST EXPENSE
Interest on deposits......................................      56,020      15,134        71,154
Interest on short-term borrowings.........................       5,115         228         5,343
Interest on long-term debt and capital leases.............         454         517           971
                                                            ----------   ---------    ----------
     Total interest expense...............................      61,589      15,879        77,468
                                                            ----------   ---------    ----------
NET INTEREST INCOME.......................................     118,400      29,606       148,006
Provision for loan losses.................................       5,303         534         5,837
                                                            ----------   ---------    ----------
     Net interest income after provision for loan
       losses.............................................     113,097      29,072       142,169
NONINTEREST INCOME........................................      33,854       7,031        40,885
NONINTEREST EXPENSE.......................................     107,245      26,522       133,767
                                                            ----------   ---------    ----------
Income before income taxes................................      39,706       9,581        49,287
Income taxes..............................................      10,292       2,987        13,279
                                                            ----------   ---------    ----------
NET INCOME................................................  $   29,414   $   6,594    $   36,008
                                                            ==========   =========    ==========
PER COMMON SHARE DATA:(2)
  NET INCOME:
     Primary..............................................  $     2.03   $    2.35    $     1.93
     Fully diluted........................................  $     2.03   $    2.35    $     1.93
  AVERAGE COMMON SHARES:
     Primary..............................................  14,463,068   2,803,158    18,652,840
     Fully Diluted........................................  14,511,706   2,803,158    18,701,478

   See notes to unaudited pro forma condensed combined financial statements.

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) Pro forma adjustments to common shares and capital surplus at March 31, 1997 reflect the combination of Citizens and CB, accounted for as a pooling-of-interests, through the exchange of 4,170,768 Citizens Common Shares for all 2,801,053 outstanding shares of CB Common Stock at an exchange ratio of 1.489 Citizens Common Shares for each share of CB Common Stock. Further, an additional 33,769 shares of Citizens Common Stock will be issued as payment for stock options previously issued by CB. This additional number of shares assumes a Final Parent Stock Price for Citizens Common Stock of $37.96 per share (the "Ceiling Price"). Under generally accepted accounting principles ("GAAP"), the assets and liabilities of CB will be combined with those of Citizens at book values. In addition, the statements of income of CB will be combined with the statements of income of Citizens on a retroactive basis to January 1, 1994.

(2) Pro forma weighted average shares outstanding for the three-month periods ended March 31, 1997 and 1996, and for each of the three years in the period ended December 31, 1996 reflect (a) the issuance of 1.489 Citizens Common Shares for each share of CB Common Stock and (b) the issuance of additional shares of Citizens Common Stock for the exercise of all stock options previously issued by CB. This additional number of shares (33,769 and 29,488 on average for the three-month periods ended March 31, 1997 and 1996, respectively; 32,681 on average in 1996; 27,383 on average in 1995 and 19,004 on average in 1994) assumes a Final Parent Stock Price for Citizens Common Stock of $37.96 per share (the "Ceiling Price").

(3) The pro forma condensed combined financial statements do not reflect Merger expenses and certain restructuring charges. Merger transaction costs consist primarily of investment banking, legal and accounting fees. Restructuring charges include (a) severance payments associated primarily with the consolidation or elimination of various functions, (b) facilities costs estimated to be incurred as a result of the elimination of duplicate operations facilities and from branches to be closed, (c) systems and operations costs, consisting primarily of equipment and software write-offs, and (d) other charges, including the write-down or write-off of various assets. The pro forma financial data do not give effect to the anticipated cost savings in connection with the Merger from the consolidation of operations and improved efficiencies of Citizens and CB.

                     DESCRIPTION OF CITIZENS CAPITAL STOCK

GENERAL

     Under the Citizens Articles, Citizens' authorized capital stock consists of 40,000,000 shares of Citizens Common Stock and 5,000,000 shares of preferred stock (the "Citizens Preferred Stock"), of which 200,000 shares have been designated as Series A Preferred Stock. The Citizens Common Stock and Citizens Preferred Stock are collectively referred to as the "Citizens Capital Stock." At May 2, 1997, no shares of Citizens Preferred Stock, including the Series A Preferred Stock, were currently issued or outstanding, 14,377,411 shares of Citizens Common Stock were outstanding (excluding treasury shares) and 1,203,595 shares of Citizens Common Stock were issuable upon the exercise or conversion of options, warrants or convertible securities issuable by Citizens.

     The Citizens Articles contain specific provisions with respect to the election of directors, which include the provision that the Citizens Board is divided into three classes, each having a number of directors as nearly equal as possible, and each class being elected for a three-year term, with one class being elected each year. The Citizens Articles also include specific provisions with respect to mergers and other business combinations. See "Comparison of Shareholders' Rights -- Provisions Relating to Directors" and "-- Certain Business Combinations."

CITIZENS COMMON STOCK

     Dividend Rights. Subject to any prior rights of outstanding Citizens Preferred Stock, holders of the Citizens Common Stock are entitled to receive such dividends as are declared by the Citizens Board out of funds legally available for that purpose.

     Voting Rights -- Non-Cumulative Voting. Subject to the voting rights, if any, of the Citizens Preferred Stock, all voting rights are vested in the holders of shares of Citizens Common Stock, each share being entitled to one vote.

     The shares of Citizens Common Stock have non-cumulative voting rights, which means that the holders of more than 50% of the shares of Citizens Common Stock voting for the election of directors can elect 100% of the directors standing for election at any meeting if they choose to do so and, in such event, the holders of the remaining shares voting for the election of directors will not be able to elect any person or persons to the Citizens Board at that meeting.

     Liquidation Rights. Subject to the rights of the Citizens Preferred Stock, in the event of liquidation, the holders of the Citizens Common Stock will be entitled to receive pro rata any assets distributable to shareholders in respect of shares held by them.

     Preemptive Rights. Holders of Citizens Common Stock do not have any right to subscribe to any additional securities which may be issued by Citizens. Accordingly, holders of Citizens Common Stock have no statutory right to purchase a proportionate share of any new Citizens Common Stock or other securities issued by Citizens.

     Other Matters. The Citizens Common Stock does not have any redemption provisions applicable thereto, and all outstanding shares are, and the shares to be issued to holders of CB Common Stock upon the consummation of the Merger will be, fully paid and non-assessable.

     Restrictions on Ownership. The BHC Act requires any "bank holding company" (as defined in the BHC Act) to obtain the approval of the Federal Reserve Board prior to the acquisition of 5% or more of the Citizens Common Stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve Board to acquire 10% or more of the Citizens Common Stock under the Change in Bank Control Act (the "CBC Act"). Any holder of 25% or more of the Citizens Common Stock (or a holder of 5% or more if such holder otherwise exercises a "controlling influence" over Citizens) is subject to regulation as a bank holding company under the BHC Act.

CITIZENS PREFERRED STOCK

     The Citizens Board is empowered by the Citizens Articles, without further action by the Citizens shareholders, to determine the stated value per share of the Citizens Preferred Stock and to divide and redivide the Citizens Preferred Stock into series and to designate and redesignate the rights, preferences and limitations of each series.

     The Citizens Board has acted pursuant to this power, designating 200,000 shares as "Series A Preferred Stock," with the rights, preferences and limitations provided for in a Certificate of Designations filed July 26, 1990 with the Michigan Department of Consumer and Industry Services, the provisions of which thereby became a part of Citizens' Articles. Shares of the Series A Preferred Stock are reserved for issuance pursuant to rights distributed to holders of Citizens Common Stock pursuant to a Rights Agreement dated July 20, 1990 between Citizens and Citizens Bank (the "Citizens Rights Agreement"). The rights are not currently exercisable. See "Comparison of Shareholders' Rights -- Citizens Rights Agreement." No shares of Citizens Preferred Stock have been issued.

     Shares of Citizens Preferred Stock redeemed or acquired by Citizens have the status of authorized and unissued shares of Citizens Preferred Stock, without designation as to series, and may be reissued by the Citizens Board. The ability of the Citizens Board to issue Citizens Preferred Stock without shareholder approval might have the effect of making more difficult any change in control of Citizens.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF CITIZENS' BYLAWS

     Certain provisions of the Citizens Bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider to be in his or her best interest, including those attempts that might result in a premium over the market price for the Citizens Common Stock held by shareholders.

     Special Meeting of Shareholders. The Citizens bylaws provide that special meetings of shareholders may be called only by the Chairman of the Citizens Board or the President and shall be called upon the request of a majority of directors or at least two-thirds of the outstanding voting stock.

     Advance Notice Requirements for Director Nominations. Citizens Bylaws provide that shareholders seeking to nominate candidates for election as directors at an annual or special meeting of shareholders, must provide timely notice thereof in writing. These provisions may preclude some shareholders from making nominations for directors at an annual or special meeting. For a more complete description of the provisions of Citizens' Bylaws regarding these matters, see "Comparison of Shareholders' Rights -- Shareholder Meetings" and "-- Provisions Relating to Directors."

                       COMPARISON OF SHAREHOLDERS' RIGHTS

GENERAL

     In the event the Merger is consummated, shareholders of CB whose shares of CB Common Stock are converted into shares of Citizens Common Stock will become shareholders of Citizens. The rights of Citizens shareholders are governed by the Citizens Articles and the Citizens Bylaws (collectively, the "Citizens Charter Documents"), the Citizens Rights Agreement and the MBCA. Currently, the rights of CB shareholders are governed by the CB Articles and the CB Bylaws (collectively, the "CB Charter Documents") and the MBCA.

     There are differences between the Citizens Charter Documents and Citizens Rights Agreement, on the one hand, and the CB Charter Documents, on the other, which affect shareholders' rights. Certain differences between the rights of holders of Citizens Common Stock and the rights of holders of CB Common Stock are described and summarized below. The following discussion is not intended to be relied upon as an exhaustive list or a detailed description of such differences and is not intended to constitute a detailed comparison or description of the provisions of the Citizens Charter Documents, Citizens Rights Agreement, the CB Charter Documents, or the MBCA. The following discussion is qualified in its entirety by reference to such documents, agreement, and the MBCA, and holders of CB Common Stock are referred to the complete text of such documents, agreement and laws.

SHAREHOLDER MEETINGS

     Special Meetings. The Citizens Bylaws provide that a special meeting of Citizens shareholders may be called by the Chairman of the Citizens Board or by the President and shall be called by the President or Secretary upon the request in writing of a majority of the directors of Citizens, or at the request in writing of shareholders owning, in the aggregate, at least two-thirds of the entire capital stock of Citizens issued and outstanding and entitled to vote at such special meeting. The request must state the purpose or purposes of the proposed meetings, and the business transacted at any special meeting of shareholders shall be limited to the purposes stated in Citizens' notice of meeting delivered to shareholders. The CB Bylaws provide that a special meeting of CB shareholders may be called by the CB Board, the Chairman of the CB Board or the President and shall be called by the President or Secretary at the written request of shareholders holding a majority of the shares of stock of CB outstanding and entitled to vote, which request shall state the purpose or purposes for which the meeting is to be called.

     Inspectors of Election. The CB Bylaws provide that the CB Board, in advance of a shareholders' meeting, may, and on request of a shareholder entitled to vote shall, appoint one or more inspectors to appear and act at the meeting. The Citizens Charter Documents do not contain a similar provision.

ACTION BY WRITTEN CONSENT OF SHAREHOLDERS

     The Citizens Articles provide that any action by shareholders that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if a consent in writing setting forth the action so taken is signed by the holders of not less than two-thirds of the outstanding capital stock entitled to vote. The CB Articles provide that any action that may be taken at a meeting of shareholders may be taken without a meeting, without prior notice, and without a vote, if a consent or consents in writing, setting forth the action so taken is signed by the holders of outstanding stock having no less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

CERTAIN BUSINESS COMBINATIONS

     The Citizens Articles provide that the affirmative vote of the holders of not less than two-thirds of the Citizens shares entitled to vote and the holders of not less than a majority of the outstanding shares entitled to vote excluding all such shares beneficially owned by a Related Person (as defined below) is required to approve certain Business Combinations (as defined below) involving a Related Person. This vote is not required if the Business Combination is approved by a 75% vote of the Continuing Directors (as defined below) of Citizens before or after the Related Person acquired such status, or if certain conditions relating to the price to be paid in the Business Combination and certain procedural requirements are met. The term "Business Combination" includes: (i) any merger, consolidation or share exchange of Citizens or any subsidiary; (ii) sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or a Substantial Part (as defined in the Citizens Articles) of the assets of Citizens or any subsidiary; plus certain other transactions. The term "Related Person" means a person owning beneficially, as defined in the Citizens Articles, 10% or more of the outstanding shares of any class or series of capital stock of Citizens. "Continuing Director" means a director who was a director of Citizens immediately before the Related Person acquired such status or who has been designated, before election as a director, as a Continuing Director by a majority of the then Continuing Directors. These provisions of the Citizens Articles are not applicable if Citizens is subject generally or with respect to a specific transaction to the provisions of Chapter 7A of the MBCA. Chapter 7A contains supermajority voting requirements for certain transactions with persons who own more than 10% of the outstanding voting capital stock of a Michigan corporation. Citizens is not now subject to the provisions of Chapter 7A of the MBCA, but the Board of Directors could elect to subject Citizens to Chapter 7A in the future.

     The CB Articles provide that an affirmative vote or consent of holders of not less than two-thirds of the outstanding shares of stock entitled to vote in elections of directors is required to approve the merger or consolidation of CB or any subsidiary with or into any other person, to authorize any sale, lease, transfer, exchange, mortgage, pledge or other disposition to any other person of all or substantially all of the assets of CB or any subsidiary, or to authorize the issuance or transfer by CB or any subsidiary of any voting securities or any securities convertible into voting securities of CB or any subsidiary in exchange or payment for the securities or assets of any other person, if as of the record date for the determination of shareholders entitled to notice and to vote, the other person is, or at any time within the preceding twelve months has been, the beneficial owner of five percent or more of the outstanding shares of stock of CB entitled to vote in elections of directors.

     The supermajority provision discussed above does not apply to (i) any transaction in which the CB Board by resolution approves a memorandum of understanding with the other person, setting forth the principal terms of the transaction, provided that a majority of those directors voting in favor of the resolution were duly elected and acting members of the CB Board prior to the time that the other person became the beneficial owner of five percent or more of the outstanding stock of CB; or (ii) any transaction in which a majority of the outstanding shares of all classes of stock entitled to vote in elections of directors is owned of record or beneficially by CB or its subsidiaries.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     The Citizens Articles provide that any amendment, change or repeal of the provisions of the Citizens Articles relating to (i) size and classification of the Citizens Board, (ii) certain amendments of the Citizens Bylaws proposed by any shareholder of Citizens relating to the calling of special meetings of shareholders, nomination of director candidates, and removal of directors, (iii) Business Combinations, and (iv) actions of shareholders by written consent, must be approved by a vote of at least two-thirds of the then outstanding shares of capital stock entitled to vote (and, with respect to amending provisions relating to Business Combinations, a majority of the shares of capital stock entitled to vote of which a Related Person is not a beneficial owner); provided, however, that such voting requirements are not required for any proposed amendment, change, or repeal recommended to shareholders by not less than 75% of the Citizens Board then in office (or with respect to proposals relating to Business Combinations, 75% of the Continuing Directors), and in such case only the vote required by the MBCA will be required. The Citizens Board may amend the Citizens Bylaws not inconsistent with the provisions of the Citizens Articles.

     The CB Articles require the affirmative vote or consent of the holders of not less than two-thirds of the outstanding shares of CB Common Stock entitled to vote in elections of directors in order to amend, modify or repeal certain provisions of the CB Articles related to merger transactions, classification of the CB Board, removal of directors only for cause, or an amendment to the CB Bylaws unless a majority of the CB Board recommends to the shareholders the adoption of the amendment, modification, or repeal (in which case only a majority of the outstanding shares of CB Common Stock is needed to approve the amendment, modification, or repeal).

PROVISIONS RELATING TO DIRECTORS

     Number of Directors. The Citizens Articles provide that the number of directors will be no less than 10 and no more than 25. The CB Bylaws provide that the number of directors will be no less than 5 and no more than 15. Pursuant to the Merger Agreement, the number of directors of Citizens after the Effective Time will be 18 until such number is changed by the Board of Directors of Citizens pursuant to the Citizens Bylaws.

     Nominations of Director Candidates. The Citizens Bylaws provide that any Citizens shareholder entitled to vote at an election of Citizens directors is entitled to nominate candidates for election as directors of Citizens. However, the Citizens Bylaws require any shareholder intending to nominate a candidate for election as a Citizens director at any meeting to deliver certain information to Citizens at least 30 days prior to the meeting. The CB Articles and Bylaws do not contain any provision relating to the ability of shareholders to nominate directors of CB.

     Removal. The Citizens Bylaws provide that a director may be removed only upon a showing of cause, by the vote of the shareholders holding at least two-thirds of the outstanding shares entitled to vote at any special meeting called for that purpose. The CB Bylaws provide that a director may be removed only for cause, by the vote of the shareholders holding a majority of the outstanding shares entitled to vote in elections of directors given at a meeting of the shareholders called for that purpose.

     Qualifications for Directors. The Citizens Bylaws provide that when an officer of Citizens or any of its subsidiaries concurrently serves as a director of Citizens, then upon the cessation of active employment of such person as an officer of Citizens or its subsidiaries, as determined from time to time by the board of directors, he or she shall, at the same time, cease to serve as a director. The CB Charter Documents do not contain a similar provision.

ANTI-TAKEOVER LAWS

     Citizens is not currently subject to the Michigan "Fair Price" statute (Chapter 7A of the MBCA). CB is subject to Chapter 7A; however, CB has opted out of Chapter 7A with respect to the Merger. Chapter 7A applies to certain "business combinations," such as mergers, sales of assets, issuances of equity securities and a liquidation, recapitalization or reorganization, involving an "interested shareholder" (generally, the holder of 10% or more of a class of a corporation's voting stock). The approval of holders of 90% of each class of the corporation's outstanding voting stock and the approval of the holders of two-thirds of the outstanding stock of each such class other than shares beneficially owned by the interested shareholder is required to approve a business combination involving an interested shareholder. The supermajority voting requirements do not apply to a business combination that meets certain price, form of consideration and procedural requirements designed to make the transaction fair to all shareholders or to a transaction that the board of directors has approved with respect to a particular interested shareholder prior to the interested shareholder becoming an interested shareholder. The Board of Directors of Citizens may elect by resolution to subject Citizens to the provisions of Chapter 7A.

     The Citizens Articles and Bylaws expressly provide that Citizens is subject to Chapter 7B, "Control Share Acquisitions," of the MBCA. Thus, shares of capital stock of Citizens constituting "control shares" have the same voting rights as were accorded the shares before the "control share acquisition" only to the extent granted by resolution approved by the shareholders of Citizens in accordance with Chapter 7B of the MBCA. Generally, Chapter 7B provides that a person or an entity that acquires "control shares" in a control share acquisition may vote the control shares on any matter only if a majority of all shares entitled to vote thereon and of all non-"interested shares" entitled to vote thereon approve such voting rights. "Interested shares" are defined generally as those shares beneficially owned by officers of the corporation, employee directors of the corporation and the person or entity making the control share acquisition. "Control shares" are defined generally as shares that when added to shares already owned by a person or entity would give the person or entity voting power in the election of directors within any of three thresholds: one-fifth, one-third or a majority of all voting power. The effect of the statute is to condition the acquisition of voting control of a Michigan corporation on the approval of a majority of its disinterested shareholders.

     The CB Bylaws expressly provide that Chapter 7B of the MBCA does not apply to any "control share acquisition" of shares of CB. Chapter 7B does not apply to the Merger.

CITIZENS RIGHTS AGREEMENT

     On July 20, 1990, the Citizens Board declared a dividend distribution of one right ("Right") for each outstanding share of Citizens Common Stock payable to shareholders of record on August 10, 1990. Each Right entitles the registered holder to purchase from Citizens 1/100th of a share of Citizens Series A Preferred Stock, no par value (the "Series A Preferred Stock"), at a price of $75 per 1/100th of a share (the "Purchase Price"), subject to adjustment to prevent dilution. As the result of the 2-for-1 split of Citizens Common Stock effective April 30, 1993, each Right now represents the right to purchase one-half of 1/100th of a share of Series A Preferred Stock at a price of $75 per 1/100th of a share. The Citizens Common Stock to be issued in the Merger will have attached thereto the associated number of Rights. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Citizens and Citizens Bank, as rights agent (the "Rights Agent"). The Rights will not have any voting rights nor be entitled to dividends and will expire on July 20, 2000.

     At the present time the Rights attach to all Citizens Common Stock certificates representing outstanding shares. No separate Rights certificates have been distributed. The Rights will not be transferable apart from the Citizens Common Stock until after a "Distribution Date" which will occur upon the earlier of (i) the tenth business day after a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Citizens Common Stock (an "Acquiring Person"), or (ii) such date as the Citizens Board may fix following the commencement or announcement of a tender offer or exchange offer by any person other than Citizens if, upon consummation, such person would be an Acquiring Person. The Rights are not exercisable until after the Distribution Date and after the Citizens Board's right to redeem the Rights expires.

     In the event that (i) a person or group becomes an Acquiring Person (except pursuant to a cash tender offer for all outstanding shares of Citizens Common Stock other than shares held by such person or its associates and affiliates which results in such person, together with its associates and affiliates, becoming the beneficial owner of 90% or more of the outstanding Citizens Common Stock if Citizens has received the opinion of an investment banker that the price to be paid in such tender offer is fair and has received a written agreement from such person to pay all fees, costs and expenses incurred by Citizens in connection with the rendering and receipt of such opinion), or (ii) while there is an Acquiring Person, any form of recapitalization involving Citizens occurs which has the effect of increasing the Acquiring Person's proportionate share of the outstanding Common Stock by more than 1%, or (iii) an Acquiring Person engages in any of several enumerated self-dealing transactions with Citizens, then each holder of a Right (other than the Acquiring Person, whose Rights become void upon the occurrence of such event) will have the right to receive upon exercise that number of shares of the Common Stock having a market value of two times the then-current Purchase Price.

     In the event that, following the Distribution Date, (i) Citizens is consolidated with or merged into another person, or (ii) another person is merged into or consolidated with Citizens in a transaction in which Common Stock is changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of Citizens' assets or earning power are sold, then each Right (other than Rights held by the Acquiring Person, which become void upon the occurrence of such event) will represent the right to receive upon exercise that number of shares of common stock of the acquiring person which at the time of such transaction would have a market value of two times the then-current Purchase Price. Mergers and consolidations with 90% shareholders who became such pursuant to certain cash tender offers for all outstanding shares are exempt under this provision if the consideration to be paid is cash in an amount not less than that paid to all other shareholders in such tender offer.

     At any time after any person becomes an Acquiring Person but prior to the time such Acquiring Person has acquired 50% or more of the outstanding Citizens Common Stock, the Citizens Board may cause shareholders to exchange all or part of their Rights for shares of Citizens Common Stock or Series A Preferred Stock at a ratio of one-half share of Common Stock or one-half of 1/100th of a share of Series A Preferred Stock per Right, subject to adjustment. As soon as the Citizens Board has determined to make such exchange, the Rights may no longer be exercised.

     At any time prior to the close of business on the earlier of (i) the tenth business day following public announcement that a person or group has become an Acquiring Person (the "Shares Acquisition Date") or (ii) the date the Rights expire, the Citizens Board may redeem the Rights in whole, but not in part, at a price of $.005 per Right (the "Redemption Price"). Immediately upon the Citizens Board's election to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The right of redemption may be reinstated under certain circumstances if the Acquiring Person's ownership is reduced to less than 5% of the outstanding Citizens Common Stock, there are no other Acquiring Persons and the Citizens Board approves such reinstatement.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Citizens on terms not approved by the Citizens Board. The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of Citizens and its shareholders as determined by a majority of the independent directors on the Citizens Board, or willing to negotiate with the Citizens Board. The Citizens Rights should not interfere with any merger or other business combination approved by the Citizens Board since the Citizens Board may, at its option, at any time until ten days following the Shares Acquisition Date redeem all but not less than all of the then outstanding Rights at the $.005 redemption price.

     CB is not a party to any similar plan and has neither authorized nor issued similar securities.

                                    EXPERTS

     The consolidated financial statements of Citizens incorporated by reference in Citizens' Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon the report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of CB incorporated in this Joint Proxy Statement-Prospectus by reference from CB's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated herein by reference in reliance upon the authority of said firm as experts in accounting and auditing.

                                 LEGAL OPINION

     The legality of the shares of Citizens Common Stock to be issued to the holders of CB Common Stock pursuant to the Merger, and certain other legal matters in connection with the Merger, will be passed upon by Dykema Gossett PLLC, counsel to Citizens.

     Certain tax matters in connection with the Merger will be passed upon by Dykema Gossett PLLC, counsel to Citizens and Howard & Howard Attorneys, P.C., counsel to CB.

                            SOLICITATION OF PROXIES

     The cost of solicitation of proxies from holders of Citizens Common Stock and CB Common Stock, including the cost of reimbursing brokerage houses and other custodians, nominees or fiduciaries for forwarding proxies and proxy statements to their principals, will be borne by each respective party. Kissel-Blake Inc., specialists in proxy solicitation, have been retained by Citizens to assist in the solicitation of proxies from brokers, bank nominees and other institutional holders of Citizens Common Stock and will be compensated in the estimated amount of $6,500 plus reasonable out-of-pocket expenses. In addition to such solicitation and solicitation by use of the mails, solicitation may be made in person or by telephone or telegraph by certain directors, officers and regular employees of Citizens and CB who will not receive additional compensation therefor.

                                 OTHER MATTERS

     As of the date of this Joint Proxy Statement-Prospectus, neither Citizens nor CB knows of any other matters to be brought before the Citizens Meeting or the CB Meeting other than those referred to herein, but if any other business should properly come before the Citizens Meeting or the CB Meeting, the persons named in the proxy, or authorized substitutes, intend to vote in accordance with their best judgment.

                             SHAREHOLDER PROPOSALS

     Any shareholder who wishes to submit a proposal for presentation to the Citizens 1998 Annual Meeting of shareholders must submit the proposal to Citizens Banking Corporation, One Citizens Banking Center, 328 South Saginaw Street, Flint, Michigan 48502, Attention: Secretary, not later than November 15, 1997, for inclusion, if appropriate, in Citizens' proxy statement and the form of proxy relating to the 1998 Annual Meeting of shareholders.

     CB will hold a 1997 Annual Meeting of shareholders only if the Merger is not consummated. In the event such meeting is held, CB shareholders shall be notified of the deadline for submission of shareholder proposals to be considered at the meeting.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                   DATED AS OF THE 27TH DAY OF JANUARY, 1997
                                  BY AND AMONG
                         CITIZENS BANKING CORPORATION,
                           POLARIS ACQUISITION, INC.
                                      AND
                            CB FINANCIAL CORPORATION

                               TABLE OF CONTENTS

                                                                                   PAGE
                                                                                   ----
ARTICLE I.  THE MERGER.........................................................    A-6
  Section 1.1.     Structure of the Merger.....................................    A-6
  Section 1.2.     Effect on Capital Stock.....................................    A-6
  Section 1.3.     Exchange of Certificates....................................    A-8
  Section 1.4.     Alternative Structure.......................................    A-10
  Section 1.5.     Options.....................................................    A-10
  Section 1.6.     Tax and Accounting Consequences.............................    A-10
ARTICLE II.  CONDUCT PENDING THE MERGER........................................    A-10
  Section 2.1.     Conduct of the Company's Business Prior to the Effective        A-10
                   Time........................................................
  Section 2.2.     Forbearance by the Company..................................    A-11
  Section 2.3.     Cooperation of the Company..................................    A-12
  Section 2.4.     Conduct of Parent's Business Prior to the Effective Time....    A-12
  Section 2.5.     Cooperation of Parent.......................................    A-13
ARTICLE III.  REPRESENTATIONS AND WARRANTIES OF THE COMPANY....................    A-13
  Section 3.1.     Recitals True...............................................    A-13
  Section 3.2.     Capital Stock...............................................    A-13
  Section 3.3.     Due Organization............................................    A-13
  Section 3.4.     Authority...................................................    A-13
  Section 3.5.     Subsidiaries; Significant Investments.......................    A-13
  Section 3.6.     Shareholder Approvals.......................................    A-13
  Section 3.7.     No Violations...............................................    A-14
  Section 3.8.     Consents and Approvals......................................    A-14
  Section 3.9.     Company Reports.............................................    A-14
  Section 3.10.    Absence of Undisclosed Liabilities and Certain Changes or       A-15
                   Events......................................................
  Section 3.11.    Taxes.......................................................    A-15
  Section 3.12.    Absence of Claims...........................................    A-15
  Section 3.13.    Absence of Regulatory Actions...............................    A-15
  Section 3.14.    Agreements..................................................    A-15
  Section 3.15.    Labor Matters...............................................    A-16
  Section 3.16.    Employee Benefit Plans......................................    A-16
  Section 3.17.    Properties..................................................    A-17
  Section 3.18.    Knowledge as to Conditions..................................    A-18
  Section 3.19.    Compliance with Laws........................................    A-18
  Section 3.20.    Fees........................................................    A-18
  Section 3.21.    Environmental Matters.......................................    A-18
  Section 3.22.    Allowance...................................................    A-20
  Section 3.23.    Antitakeover Provisions Inapplicable........................    A-20
  Section 3.24.    Material Interests of Certain Persons.......................    A-20
  Section 3.25.    Insurance...................................................    A-20
  Section 3.26.    Investment Securities.......................................    A-21
  Section 3.27.    Pooling of Interests........................................    A-21
  Section 3.28.    Derivatives.................................................    A-21
  Section 3.29.    Registration Obligations....................................    A-21
  Section 3.30.    Books and Records...........................................    A-21
  Section 3.31.    Corporate Documents.........................................    A-21
  Section 3.32.    Company Action..............................................    A-21
  Section 3.33.    Indemnification.............................................    A-21
  Section 3.34.    Fair Lending; Community Reinvestment Act....................    A-21
  Section 3.35.    No Omission of Material Fact................................    A-21
  Section 3.36.    Conduct of Business.........................................    A-22

                                                                                   PAGE
                                                                                   ----
ARTICLE IV.  REPRESENTATIONS AND WARRANTIES OF PARENT..........................    A-22
  Section 4.1.     Recitals True...............................................    A-22
  Section 4.2.     Capital Stock...............................................    A-22
  Section 4.3.     Due Organization............................................    A-22
  Section 4.4.     Authority...................................................    A-22
  Section 4.5.     Subsidiaries; Significant Investments.......................    A-22
  Section 4.6.     Shareholder Approvals.......................................    A-22
  Section 4.7.     No Violations...............................................    A-23
  Section 4.8.     Consents and Approvals......................................    A-23
  Section 4.9.     Parent Reports..............................................    A-23
  Section 4.10.    Absence of Undisclosed Liabilities and Certain Changes or       A-24
                   Events......................................................
  Section 4.11.    Taxes.......................................................    A-23
  Section 4.12.    Absence of Claims...........................................    A-24
  Section 4.13.    Absence of Regulatory Actions...............................    A-24
  Section 4.14.    Agreements..................................................    A-24
  Section 4.15.    Labor Matters...............................................    A-24
  Section 4.16.    Employee Benefit Plans......................................    A-24
  Section 4.17.    Properties..................................................    A-25
  Section 4.18.    Knowledge as to Conditions..................................    A-26
  Section 4.19.    Compliance with Laws........................................    A-26
  Section 4.20.    Fees........................................................    A-26
  Section 4.21.    Environmental Matters.......................................    A-26
  Section 4.22.    Allowance...................................................    A-27
  Section 4.23.    Material Interests of Certain Persons.......................    A-27
  Section 4.24.    Insurance...................................................    A-28
  Section 4.25.    Investment Securities.......................................    A-28
  Section 4.26.    Pooling of Interests........................................    A-28
  Section 4.27.    Derivatives.................................................    A-28
  Section 4.28.    Registration Obligations....................................    A-28
  Section 4.29.    Books and Records...........................................    A-28
  Section 4.30.    Corporate Documents.........................................    A-28
  Section 4.31.    Parent Action...............................................    A-28
  Section 4.32.    Fair Lending; Community Reinvestment Act....................    A-28
  Section 4.33.    No Omission of Material Fact................................    A-28
  Section 4.34.    Conduct of Business.........................................    A-29
ARTICLE V.  ADDITIONAL AGREEMENTS..............................................    A-29
  Section 5.1.     Acquisition Proposals.......................................    A-29
  Section 5.2.     Certain Policies of the Company.............................    A-29
  Section 5.3.     Access and Information......................................    A-29
  Section 5.4.     Certain Filings, Consents and Arrangements..................    A-30
  Section 5.5.     Antitakeover Statutes.......................................    A-30
  Section 5.6.     Directors' and Officers' Indemnification....................    A-30
  Section 5.7.     Additional Agreements.......................................    A-30
  Section 5.8.     Publicity...................................................    A-31
  Section 5.9.     Regulatory Matters..........................................    A-31
  Section 5.10.    Shareholders' Meeting.......................................    A-31
  Section 5.11.    Affiliates; Publication of Combined Financial Results.......    A-32
  Section 5.12.    Authorization, Reservation and Listing......................    A-32
  Section 5.13.    Notification of Certain Matters.............................    A-32
  Section 5.14.    Board of Directors of Parent and Subsidiary.................    A-33
  Section 5.15.    Retirement Plans............................................    A-33

                                                                                   PAGE
                                                                                   ----
  Section 5.16.    Employment Agreements.......................................    A-33
  Section 5.17.    Director Deferral Plan......................................    A-33
ARTICLE VI.  CONDITIONS TO CONSUMMATION........................................    A-34
  Section 6.1.     Conditions to All Parties' Obligations......................    A-34
  Section 6.2.     Conditions to the Obligations of Parent and Merger Sub......    A-34
  Section 6.3.     Conditions to the Obligation of the Company.................    A-35
ARTICLE VII.  TERMINATION......................................................    A-35
  Section 7.1.     Termination.................................................    A-35
  Section 7.2.     Effect of Termination.......................................    A-36
ARTICLE VIII.  EFFECTIVE DATE AND EFFECTIVE TIME...............................    A-36
  Section 8.1.     Effective Date and Effective Time...........................    A-36
ARTICLE IX.  OTHER MATTERS.....................................................    A-36
  Section 9.1.     Certain Definitions; Interpretation.........................    A-36
  Section 9.2.     Survival....................................................    A-37
  Section 9.3.     Waiver......................................................    A-37
  Section 9.4.     Counterparts................................................    A-37
  Section 9.5.     Governing Law...............................................    A-37
  Section 9.6.     Waiver of Jury Trial........................................    A-37
  Section 9.7.     Expenses....................................................    A-37
  Section 9.8.     Notices.....................................................    A-37
  Section 9.9.     Entire Agreement; Etc.......................................    A-38
  Section 9.10.    Assignment..................................................    A-38
ANNEX 1
  Stock Option Agreement
ANNEX 2
  Affiliate Letter

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of the 27th day of January, 1997 (this "Plan"), by and among Citizens Banking Corporation ("Parent"), Polaris Acquisition, Inc., a wholly-owned subsidiary of Parent ("Merger Sub"), and CB Financial Corporation (the "Company"). This Plan also constitutes a "Memorandum of Understanding" between Parent, Merger Sub and the Company as such term is used in Section B of Article XI of the Company's Articles of Incorporation.

                                   RECITALS:

     A. Parent. Parent is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan, with its principal executive offices located in Flint, Michigan. As of the date hereof, Parent has 40,000,000 authorized shares of common stock, without par value, of which no more than 14,344,847 shares were outstanding as of the date hereof, 5,000,000 authorized shares of preferred stock, without par value, none of which were outstanding as of the date hereof, and has no other class of capital stock authorized. Parent is a bank holding company duly registered with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). All holders of Common Stock of Parent will be entitled to vote with respect to the Merger (as that term is hereinafter defined). The number of shares of Parent outstanding is subject to change prior to the Effective Time (as hereinafter defined) as described in subparagraph E of these Recitals.

     B. Merger Sub. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan, with its principal executive offices located in Flint, Michigan. As of the date hereof, the Merger Sub has 60,000 authorized shares of common stock of which 100 shares were outstanding and no other class of capital stock authorized. All the outstanding shares of the capital stock of Merger Sub are owned directly by Parent. The number of shares of Merger Sub outstanding is not subject to change prior to the Effective Time.

     C. The Company. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Michigan, with its principal executive offices located in Jackson, Michigan. As of the date hereof, the Company has 5,000,000 authorized shares of common stock, par value $7.50 per share ("Company Common Stock"), of which 2,801,053 shares were outstanding as of the date hereof, 100,000 authorized shares of preferred stock, without par value, none of which were outstanding as of the date hereof, and has no other class of capital stock authorized. The Company is a bank holding company duly registered with the Federal Reserve Board under the BHC Act. All holders of common stock of the Company will be entitled to vote with respect to the Merger. The number of shares of Company Common Stock outstanding is subject to change prior to the Effective Time as described in subparagraph D of these Recitals.

     D. Options, Etc. Neither the Company nor any of its subsidiaries has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock, except as set forth in the Company Disclosure Letter (as defined in Article III), which includes details on the terms and conditions of any such options including the grantee, vesting periods and exercise prices of any options.

     E. Parent Options, Etc. Neither the Parent nor any of its subsidiaries has any shares of its capital stock reserved for issuance, any outstanding option, call or commitment relating to shares of its capital stock or any outstanding securities, obligations or agreements convertible into or exchangeable for, or giving any person any right (including, without limitation, preemptive rights) to subscribe for or acquire from it, any shares of its capital stock except as set forth in the Parent Reports (as defined in Section 4.9).

     F. Stock Option Agreement. As a condition and inducement to Parent's and Merger Sub's willingness to enter into this Plan, the Company is entering into a Stock Option Agreement dated as of the date hereof in the form of Annex 1 hereto (the "Stock Option Agreement") with Parent pursuant to which the Company has granted to Parent an option to purchase shares of Company Common Stock.

     G. Tax-Free Reorganization. The parties hereto intend that the Merger provided for herein shall qualify as a reorganization within the meaning of
Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the rules and regulations promulgated thereunder, and this Plan is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

     H. Board Approvals. The respective Boards of Directors of Parent, Merger Sub and the Company have duly approved this Plan and have duly authorized its execution and delivery and a majority of the members of the Company's Board of Directors voting in favor of this Plan were duly elected and acting members of the Board of Directors of the Company prior to the date hereof.

     In consideration of their mutual promises and obligations hereunder, the parties hereto adopt and make this Plan and prescribe the terms and conditions hereof and the manner and basis of carrying it into effect, which shall be as follows:

                             ARTICLE I. THE MERGER

     SECTION 1.1. Structure of the Merger. On the Effective Date (as defined in
Section 8.1):

     (a) Effect of the Merger. Merger Sub will merge (the "Merger") with and into the Company, with the Company being the surviving corporation (the "Surviving Corporation"), pursuant to the provisions of, and with the effect provided in the Michigan Business Corporation Act (the "State Corporation Law"). The separate corporate existence of Merger Sub shall thereupon cease. The name of the surviving corporation shall be "CB Financial Corporation." The Surviving Corporation shall continue to be governed by the State Corporation Law and its separate corporate existence with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger. The Merger shall have the effects set forth in Section 724 of the State Corporation Law.

     (b) Articles of Incorporation and By-laws. The articles of incorporation and by-laws of the Surviving Corporation shall be the articles of incorporation and by-laws of the Company immediately prior to the Effective Time (as defined in Section 8.1).

     (c) Directors and Officers. The Board of Directors of Merger Sub immediately prior to the Effective Time shall be the initial Board of Directors of the Surviving Corporation and the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation.

     SECTION 1.2. Effect on Capital Stock. At the Effective Time (as defined in
Section 8.1), automatically and without any action on the part of any holder of any of the following securities:

     (a) Conversion of Outstanding Shares. Each share (a "Share") of Company Common Stock issued and outstanding at the Effective Time (other than shares held directly or indirectly by Parent, other than shares held in a fiduciary or agency capacity or in satisfaction of a debt previously contracted), shall be converted, subject to Sections 1.2(b) and 1.2(e), into the right to receive
1.489 shares (the "Exchange Ratio") of validly issued, fully paid and nonassessable shares ("Parent Shares") of the common stock, without par value, of Parent (the "Parent Common Stock"). The aggregate number of Parent Shares that shall be issued in the Merger, subject to Section 1.2(b), shall be referred to herein as the "Stock Amount."

     (b) Company Termination Right; Parent Adjustment Right; Parent Termination Right.

          (i) Company Termination Right. The Company shall have the right to elect to abandon the Merger and terminate this Plan, if its Board of Directors so determines, whether before or after approval of the Merger by the shareholders of the Company or of Parent, if the Final Parent Stock Price (as defined below) shall be less than $25.30 (the "Floor Price") subject, however, to the following Subparagraph (ii):

          (ii) Parent Adjustment Right. If the Company makes an election to abandon the Merger under subparagraph (i) above, it shall give written notice thereof to Parent within 2 calendar days after the end of the Valuation Period (as defined below) or such right shall be deemed waived. If the Company shall have the right to terminate this Plan pursuant to subparagraph (i) above but shall not have done so within such period, or at any time within 2 calendar days of the Company's having done so, and if the Final Parent Stock Price is not less than $23.72, Parent shall have the right but not the obligation to elect to increase the Exchange Ratio by multiplying (A) the Exchange Ratio by (B) the number of Parent Shares, carried to three decimal places, which when multiplied by the Final Parent Stock Price will equal the Floor Price; and increasing the Stock Amount such that (A) the per Share value of the Parent Common Stock received (valued at the Final Parent Stock Price) is at least equal to the per Share consideration that would have been received if the Final Parent Stock Price had been equal to the Floor Price and (B) the Merger continues to qualify as a reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code") and as a pooling of interests for accounting purposes. If Parent elects to make the above-described adjustment within such period, it shall give prompt written notice to the Company thereof, and set forth the increase in the Parent Common Stock which will be delivered to holders of Company Common Stock, whereupon no abandonment or termination shall be deemed to have occurred and this Plan shall remain in effect in accordance with its terms (except the Exchange Ratio and Stock Amount shall have been so increased). If the Company shall not have made the election to abandon the Merger under subparagraph (i) above and Parent shall not have elected to make the above-described adjustment, then the Stock Amount shall not be increased, the other adjustments contemplated by the foregoing provisions of this subparagraph shall not be made and this Plan shall remain in effect in accordance with its terms.

     (iii) Parent Termination Right. Notwithstanding any other provision of this Plan, in the event that the Final Parent Stock Price shall be more than $37.96 (the "Ceiling Price"), Parent shall have the right to elect to abandon and terminate this Plan, if its Board of Directors so determines, whether before or after approval of the Merger by the shareholders of the Company or of Parent; provided, however, that this subparagraph (iii) shall not apply if the Final Parent Stock Price exceeds the Ceiling Price and prior to or during the Valuation Period (as defined below) (A) Parent has signed a letter of intent or a definitive agreement providing for, or (B) any person other than the Company, its officers and directors or any of their affiliates shall have made a bona fide proposal to Parent, by public announcement or written communication that is the subject of public disclosure to engage in (including any situation in which such person shall have commenced, as such term is defined in Rule 14d-2 under the Securities Exchange Act of 1934, or shall have filed a registration statement with respect to a tender offer to purchase Parent Common Stock), or (C) Parent has publicly announced that it is engaged in discussions, in each case, involving a reorganization, merger, consolidation or similar transaction between Parent and an unaffiliated third party, if as a result of such transaction, shareholders of Parent (immediately prior to the date such transaction is announced or such agreement is executed) will not own a majority of the voting stock of the corporation surviving the transaction and a majority in value of the total outstanding stock of such surviving corporation after the transaction.

     (iv)  The following definitions apply for purposes of this Section 1.2(b):

             (A) "Final Parent Stock Price" shall mean the average of the Closing Prices of Parent Common Stock for the Valuation Period;

             (B) "Closing Prices" shall mean the last sale price for shares of Parent Common Stock listed on The Nasdaq Stock Market (as reported by
     The Wall Street Journal, or if not reported thereby, another authoritative source) for each trading day during the Valuation Period; and

             (C) "Valuation Period" shall mean the twenty (20) consecutive days on which shares of Parent Common Stock are traded on The Nasdaq Stock Market ending on the seventh (7th) calendar day immediately prior to the anticipated Effective Time.

 (c) Cancellation. Each Share held directly or indirectly by Parent, other than shares held in a fiduciary or agency capacity or in satisfaction of a debt previously contracted, and shares held as treasury stock of the

Company, shall be canceled and retired and shall cease to exist, and no exchange or payment shall be made with respect thereto.

     (d) Capital Stock of Merger Sub. The shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into validly issued, fully paid and nonassessable shares of common stock of the Surviving Corporation and shall thereafter constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation.

     (e) Adjustments to Exchange Ratio. The Exchange Ratio and Stock Amount shall be equitably adjusted to reflect fully the effect of any reclassification, stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock or Company Common Stock), reorganization or other like change with respect to Parent Common Stock or Company Common Stock, as applicable, occurring after the date hereof and prior to the Effective Date.

     (f) Fractional Shares. No certificates or script representing less than one Parent Share shall be issued upon the surrender for exchange of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"). In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of Certificates for exchange shall be paid, upon such surrender, cash (without interest) determined by multiplying (i) the Final Parent Stock Price by (ii) the fractional interest of Parent Common Stock to which such holder would otherwise be entitled. As soon as practicable after determining the amount of cash, if any, to be paid to former holders of Company Common Stock with respect to any fractional shares of Parent Common Stock, the Exchange Agent shall promptly pay such amounts to such holders in accordance with this Article I.

     SECTION 1.3. Exchange of Certificates.

     (a) Exchange Agent. Parent shall supply, or shall cause to be supplied, to or for the account of ChaseMellon Shareholder Services, L.L.C., or such other bank (which may be a subsidiary of Parent) or trust company as shall be designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 1.3, through the Exchange Agent, certificates evidencing the Parent Shares issuable pursuant to Section 1.2 in exchange for outstanding Shares.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.3(c), and (C) cash in respect of fractional shares as provided in Section 1.2(f) (the Parent Shares, dividends, distributions and cash being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, the Merger Consideration may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section
1.3 and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares of Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends and subject to Section 1.2(f), to evidence the ownership of the number of full Parent Shares into which such shares of Company Common Stock shall have been so converted. Parent Shares issued in the Merger shall be issued as of and deemed to be outstanding as of the Effective Time.

Parent shall cause all such Parent Shares issued in accordance with the Merger to be duly authorized, validly issued, fully paid and nonassessable.

     (c) Distributions With Respect to Unexchanged Parent Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Shares issued in exchange therefor, without interest,
(i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent shares and (ii) at the appropriate payment date, the amount of dividend or other distributions with a record date after the Effective Time and a payment date subsequent to such surrender.

     (d) Transfers of Ownership. If any certificate for Parent Shares is to be issued in a name other than that which the Certificate surrendered in exchange therefor is registered, it will be a condition to the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a Certificate for Parent Shares in any name other than that of the registered holder of the certificate surrendered, or have established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

     (e) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Plan to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Plan as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

     (f) No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, there shall be no transfers on the stock transfer records of the Company of any shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If after the Effective Time Certificates are presented to the Surviving Corporation, they shall be canceled and exchanged for the Merger Consideration deliverable in respect thereof pursuant to this Plan in accordance with the procedures set forth in this Section 1.3.

     (g) Unclaimed Merger Consideration. Any portion of the aggregate Merger Consideration or the proceeds of any investments thereof that remains unclaimed by the shareholders of the Company for six months after the Effective Time shall be repaid by the Exchange Agent to Parent. Any shareholder of the Company who has not theretofore complied with this Section 1.3 shall thereafter be entitled to look only to Parent for payment of the Merger Consideration deliverable in respect of each share of Company Common Stock held by such shareholder without any interest thereon. If outstanding certificates for shares of Company Common Stock are not surrendered or the payment for them is not claimed prior to the date on which such payments would otherwise escheat to or become the property of any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property and any other applicable law, become the property of Parent (and to the extent not in its possession shall be paid over to Parent), free and clear of all claims or interest of any person previously entitled to such claims. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of Company Common Stock for any amount delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (h) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount as the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate a check for the Merger Consideration deliverable in exchange therefor.

     SECTION 1.4. Alternative Structure. Notwithstanding anything in this Plan to the contrary, Parent may specify that, before or after the Merger, any of its direct or indirect subsidiaries and the Company and any of its direct or indirect subsidiaries shall enter into transactions other than those described in Article I hereof in order to effect the purposes of this Plan, and Parent and the Company shall take all action necessary and appropriate to effect, or cause to be effected, such transactions; provided, however, that no such specification shall materially and adversely effect the timing of the consummation of the transactions contemplated herein or the tax effect or economic benefits of the Merger to the holders of Company Common Stock.

     SECTION 1.5. Options. Immediately prior to or at the Effective Time, each outstanding employee stock option to purchase shares of Company Common Stock (an "Option") granted under (i) the CB Financial Corporation 1992 Employee Stock Option Plan (the "1992 Option Plan"), (ii) the CB Financial Corporation Nonqualified and Deferred Compensation Plan for Independent Directors (the "Director Plan") and (ii) any other stock option plan or arrangement of the Company (such plans or arrangements, together with the 1992 Option Plan and the Director Plan, are hereinafter collectively referred to as the "Option Plans"), shall be canceled, and each Option, whether or not then vested or exercisable, shall be converted into the right to receive shares of Parent Common Stock at a ratio which shall be determined by dividing (i) the difference of the product of the Exchange Ratio and the Final Parent Stock Price less the exercise price of each Option by (ii) the Final Parent Stock Price. The Company shall use all reasonable efforts to effectuate the foregoing, including without limitation amending the Option Plans and obtaining any necessary consents from Option holders, in such form as is reasonably acceptable to Parent and which shall include an acknowledgment that such transaction may be subject to applicable withholding taxes, which the Company shall withhold as required by law; provided, however, that prior to the Effective Time, the Board of Directors of the Company shall adopt such resolutions or take such other actions as are permitted and required to adjust, effective immediately prior to the Effective Time, the terms of each outstanding Option under the Option Plans as to which any such consent is not obtained prior to the Effective Time to provide that such Option shall be converted into the right, upon exercise of such Option at any time after the Effective Time, to receive shares of Parent Common Stock as provided herein.

     SECTION 1.6. Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests. The parties hereto hereby adopt this Plan as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

                     ARTICLE II. CONDUCT PENDING THE MERGER

     SECTION 2.1. Conduct of the Company's Business Prior to the Effective
Time. Except as expressly provided in this Plan, during the period from the date of this Plan to the Effective Time, the Company shall, and shall cause each of its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course of business consistent with past practice, (ii) use its best efforts to maintain and preserve intact its business organization, properties, leases, employees and advantageous business relationships and retain the services of its officers and key employees, (iii) take no action which would adversely affect or delay the ability of the Company, Parent, Merger Sub or any subsidiary thereof to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Plan and (iv) take no action that is reasonably likely to have a Material Adverse Effect (as defined in Section 9.1 hereof) on the Company.

     SECTION 2.2. Forbearance by the Company. During the period from the date of this Plan to the Effective Time, the Company shall not, and shall not permit any of its subsidiaries, without the prior written consent of Parent, to:

     (a) other than in the ordinary course of business consistent with past practice, make any loan or advance or incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other person;

     (b) adjust, split, combine or reclassify any capital stock; make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or grant any stock appreciation rights or grant, sell or issue to any individual, corporation or other person any right or option to acquire, or securities evidencing a right to convert into or acquire, any shares of its capital stock, except for regular quarterly cash dividends both (i) at a rate per share of Company Common Stock not in excess of $0.30 per share and (ii) having record dates and payment dates consistent with past practice, provided, however, that the Company may not declare regular quarterly cash dividends after receipt of all regulatory approvals necessary for consummation (excluding any applicable waiting periods) of the Merger to the extent that the Company's shareholders would, after giving effect to the Merger, be eligible to receive a dividend from Parent for the same quarter for which the Company did not declare a dividend as a result of this subsection 2.2(b) (ii) and may not declare any regular quarterly cash dividends in any quarter if with respect to such quarter the amount of the dividend exceeds the amount of net income for such quarter; or issue any additional shares of capital stock except pursuant to the exercise of Company options outstanding as of the date hereof and on the terms in effect on the date hereof;

     (c) other than in the ordinary course of business consistent with past practice and pursuant to policies currently in effect, sell, transfer, mortgage, encumber or otherwise dispose of any of its properties, leases or assets to any person, or cancel, release or assign any indebtedness of any such person, except pursuant to contracts or agreements in force as of the date of this Plan;

     (d) make any capital expenditures, other than capital expenditures made in the ordinary course of business consistent with past practice in amounts not exceeding $50,000, individually, or $200,000 in the aggregate;

     (e) increase in any manner the compensation or fringe benefits of any of its employees or directors, or create or institute, or make any payments pursuant to, any severance plan or package, or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or directors, or become a party to, amend or commit itself to or fund or otherwise establish any trust or account related to any Employee Plan (as defined in Section 3.16), with or for the benefit of any employee, other than general increases in compensation in the ordinary course of business consistent with past practice not in excess of an average of 3% in any 12-month period or any amendment required by applicable law (provided that any such amendment shall provide the least increase to cost permitted under such applicable law), or voluntarily accelerate the vesting of any stock options or other compensation or benefit;

     (f)(i) other than in the ordinary course of business consistent with past practice in individual amounts not to exceed $50,000 or $200,000 in the aggregate or in securities transactions as provided in (f)(ii) below, make any investment either by contributions to capital, property transfers, or purchase of any property or assets of any person, provided that the Company shall make no acquisition of business operations without Parent's prior consent; or

          (ii) other than purchases of direct obligations of the United States of America with a remaining maturity at the time of purchase of 3 years or less, purchase or acquire securities of any type; provided, however, that, in the case of investment securities, the Company may purchase (or permit any subsidiary of the Company to purchase) investment securities if, within two business days after the Company requests in writing (which notice shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to the making of any such purchase, Parent has approved such request in writing or has not responded in writing to such request;

     (g) enter into or terminate any contract or agreement, or make any change in any of its leases or contracts, other than with respect to those involving aggregate payments of less than, or the provision of goods or services with a market value of less than, $50,000;

     (h) settle any claim, action or proceeding involving any liability of the Company or any of its subsidiaries for money damages in excess of $50,000 or material restrictions upon the operations of the Company or any of its subsidiaries;

     (i) except in the ordinary course of business and in amounts less than $250,000 in the aggregate waive or release any material right or collateral or cancel or compromise any extension of credit or other debt or claim;

     (j) make, renegotiate, renew, increase, extend or purchase any loan, lease (credit equivalent), advance, credit enhancement or other extension of credit, or make any commitment in respect of any of the foregoing, except (i) unsecured loans, advances or commitments in amounts less than $250,000 made in the ordinary course of business consistent with past practice and made in conformity with all applicable policies and procedures, (ii) secured loans, advances or commitments in an amount less than $1,000,000 made in the ordinary course of business consistent with past practice and made in conformity with all applicable policies and procedures and (iii) loans or advances as to which the Company has a legally binding obligation to make such loan or advance as of the date hereof and a description of which has been provided by the Company in writing to Parent prior to the execution of this Plan;

     (k) except as contemplated by Section 5.2, change its fiscal year or its method of accounting as in effect at December 31, 1996, except as required by changes in generally accepted accounting principles as concurred in by the Company's independent auditors;

     (l) knowingly take any action that would prevent or impede the Merger from qualifying (i) for "pooling of interests" accounting treatment or (ii) as a reorganization within the meaning of Section 368 of the Code; provided, however, that nothing contained herein shall limit the ability of Parent to exercise its rights under the Stock Option Agreement;

     (m) enter into any new activities or lines of business, or cease to conduct any activities or lines of business that it conducts on the date hereof, or conduct any business activity not consistent with past practice;

     (n) amend its articles of incorporation or its by-laws; or

     (o) agree to, or make any commitment to, take any of the actions prohibited by this Section 2.2 or any action which would make any of the representations or warranties of the Company contained in this Plan incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

     SECTION 2.3. Cooperation of the Company. The Company shall, and the Company shall cause each of its subsidiaries to, cooperate with Parent and Merger Sub in completing the transactions contemplated hereby, including, as set forth in
Section 1.4, with respect to any merger or consolidation of the Company's subsidiaries with Parent's subsidiary which the Parent may request and the taking of actions and giving of notices related thereto and providing such notices as may be required to terminate those contracts identified by Parent prior to the Effective Time, which terminations shall be effective on the Effective Date and conditioned upon the consummation of the Merger. Neither the Company nor any of its subsidiaries shall take, cause to be taken or agree or make any commitment to take any action: (i) that would cause any of the representations or warranties that are set forth in Article III hereof not to be true and correct, or (ii) that is inconsistent with or prohibited by Section 2.1 or Section 2.2.

     SECTION 2.4. Conduct of Parent's Business Prior to the Effective
Time. Except as expressly provided in this Plan, during the period from the date of this Plan to the Effective Time, Parent shall, and shall cause each of its subsidiaries to, (i) conduct its business in the usual, regular and ordinary course of business consistent with past practice, (ii) take no action outside of the ordinary course of business (mergers and acquisitions by Parent shall be deemed to be in the ordinary course of its business) which would adversely affect or delay the ability of the Company, Parent, Merger Sub or any subsidiary thereof to obtain any necessary approvals, consents or waivers of any governmental authority required for the transactions contemplated hereby or to perform its covenants and agreements on a timely basis under this Plan and (iii) take no action that is reasonably likely to have a Material Adverse Effect on Parent. Parent shall not knowingly take any action that would prevent or impede the Merger from qualifying for "pooling of interests" accounting treatment or as a reorganization within the meaning of
Section 368 of the Code; provided, however, that nothing contained herein shall limit the ability of Parent to exercise its rights under the Stock Option Agreement.

     SECTION 2.5 Cooperation of Parent. Parent shall, and Parent shall cause each of its subsidiaries to, cooperate with the Company in completing the transactions contemplated hereby and shall not take, cause to be taken or agree to make any commitment to take any action (i) that is reasonably likely to have a Material Adverse Effect on Parent, or (ii) that is inconsistent with or prohibited by Section 2.4.

           ARTICLE III. REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub, that, except as specifically disclosed in a letter (the "Company Disclosure Letter") of the Company delivered to Parent prior to the execution of this Plan (and making specific reference to the Section of this Plan for which an exception is taken or for which information is required):

     SECTION 3.1. Recitals True. The facts set forth in the Recitals of this Plan with respect to the Company are true and correct.

     SECTION 3.2. Capital Stock. All outstanding shares of capital stock of the Company and its subsidiaries have been duly authorized and validly issued, are fully paid and non-assessable and are not subject to any preemptive rights.

     SECTION 3.3. Due Organization. Each subsidiary of the Company is a corporation or banking organization duly incorporated, validly existing and in good standing under the laws of the state of its incorporation. Each of the Company's subsidiaries which is a bank is a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC") and all of its deposits are subject to assessment by the BIF.

     SECTION 3.4. Authority. Each of the Company and its subsidiaries has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which, in the aggregate, would not have a Material Adverse Effect on Company) where such qualification is required, to carry on its business as it is now being conducted and to own all its properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

     SECTION 3.5. Subsidiaries; Significant Investments. The only subsidiaries of the Company are set forth in the Company Disclosure Letter. All of the shares of capital stock of each subsidiary of the Company are owned directly and of record by the Company or a wholly-owned subsidiary of the Company, in each such case free and clear of all liens, claims, encumbrances and restrictions on transfer ("Liens") and there are no Options with respect to any such capital stock. Neither the Company nor any of its subsidiaries maintains a liquidation or similar type of account. None of the Company or any of such subsidiaries owns any equity securities, any security convertible or exchangeable into an equity security or any rights to acquire any equity security except those of its subsidiaries as listed in the Company Disclosure Letter.

     SECTION 3.6. Shareholder Approvals.

     (a) Subject to the receipt of required shareholder approval of this Plan, this Plan and the transactions contemplated herein have been duly authorized by all necessary corporate action of the Company. In addition, the Company has received the written opinion of ABN AMRO Chicago Corporation to the effect that the Merger Consideration to be received by the shareholders of the Company is fair to such shareholders from a financial point of view and will provide as soon as practicable after the date hereof a true and complete copy of such opinion to Parent. Subject to receipt of (i) such shareholder approval and (ii) the required approvals, consents or waivers of governmental authorities referred to in Section 6.1(b), this Plan is a valid and binding agreement of the Company enforceable against it in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors, rights and to general equity principles.

     (b) The affirmative vote of a majority of the outstanding shares of Company Common Stock entitled to vote on this Plan is the only shareholder vote required for approval of the Plan and consummation of the Merger and the other transactions contemplated hereby.

     SECTION 3.7. No Violations. The execution, delivery and performance of this Plan by the Company do not, and the consummation of the transactions contemplated hereby by the Company and each of its subsidiaries will not, constitute (a) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of the Company or any subsidiary of the Company or to which the Company or any of its subsidiaries (or any of their respective properties) is subject, or enable any person to enjoin the Merger or the other transactions contemplated hereby, (b) a breach or violation of, or a default under, the articles of incorporation or by-laws or similar organizational documents of the Company or any subsidiary of the Company or (c) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of the Company or any subsidiary of the Company under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which the Company or any subsidiary of the Company is a party, or to which any of their respective properties or assets may be bound or affected.

     SECTION 3.8. Consents and Approvals. Except for (a) the filing with the Securities and Exchange Commission (the "SEC") of a joint proxy statement in definitive form relating to the meetings of the Company's and Parent's shareholders (the "Company Meeting" and "Parent Meeting," respectively) to be held in connection with this Plan and the transactions contemplated hereby (the "Joint Proxy Statement") and the registration statement on Form S-4 (the "S-4") in which the Joint Proxy Statement will be included as a prospectus, (b) the filing of the Certificate of Merger with the Department of Consumer and Industry Services pursuant to the State Corporation Law, and (c) the approval of this Plan by the requisite vote of the shareholders of the Company, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are necessary in connection with (i) the execution and delivery by the Company of this Plan and (ii) the consummation by the Company of the Merger and the other transactions contemplated hereby.

     SECTION 3.9. Company Reports.

     (a) As of their respective dates, neither the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, nor any other document filed by the Company subsequent to December 31, 1995 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act"), each in the form (including exhibits) filed with the SEC) (collectively, the "Company Reports"), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and the Company Reports complied in all material respects with the requirements of the Securities Exchange Act. Each of the consolidated balance sheets contained or incorporated by reference in the Company Reports (including in each case any related notes and schedules) fairly presented in all material respects the financial position of the entity or entities to which it relates as of its date and each of the consolidated statements of income, consolidated statements of shareholders, equity and consolidated statement of cash flows, contained or incorporated by reference in the Company Reports (including in each case any related notes and schedules), fairly presented in all material respects the results of operations, stockholders, equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

     (b) Except with respect to the filing of a registration statement on Form S-8 in connection with the Company's 401(k) Plan, which is currently in process, the Company and each of its subsidiaries have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December 31, 1993 with (i) the SEC, (ii) the Federal Reserve Board, (iii) the FDIC, (iv) the BIF,
(vi) any state banking or insurance commission or other regulatory authority (each, a "State Regulator") (such entities collectively, the "Regulatory Agencies"), and (vii) the National Association of Securities Dealers, Inc. and any other self-regulatory organization (an "SRO"), and all other material reports and statements required to be filed by them since December 31, 1993, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Regulatory Agencies or any SRO, and have paid all fees and assessments due and payable in connection therewith.

     SECTION 3.10. Absence of Undisclosed Liabilities and Certain Changes or Events. Since December 31, 1995, the Company and its subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and have not incurred any material liability, except in the ordinary course of their business consistent with past practice. Since December 31, 1995, there has not been any change in the condition (financial or other), properties, business, results of operations or prospects of the Company or its subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on the Company.

     SECTION 3.11. Taxes. All federal, state, local, and foreign tax returns required to be filed by or on behalf of the Company or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all respects. All taxes shown on such returns have been paid in full or adequate provision has been made for any such taxes on the Company's balance sheet (in accordance with generally accepted accounting principles). There is no audit examination, deficiency, or refund litigation with respect to any taxes of the Company or any of its subsidiaries that could result in a determination. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on the Company's balance sheet (in accordance with generally accepted accounting principles). The Company has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

     SECTION 3.12. Absence of Claims. Except as set forth in the Company Disclosure Letter and except for retail collections and mortgage foreclosures in the ordinary course of business, as of the date hereof, no litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against the Company or any of its subsidiaries, and, to the best of the Company's knowledge after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated.

     SECTION 3.13. Absence of Regulatory Actions. Neither the Company nor any of its subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of, federal or state governmental authorities charged with the supervision or regulation of depository institutions or depository institution holding companies or engaged in the insurance of bank and/or savings and loan deposits ("Government Regulators") nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

     SECTION 3.14. Agreements.

     (a) Except for this Plan and arrangements made in the ordinary course of business, the Company and its subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in the Company

Reports filed prior to the date of this Plan. Except as disclosed in the Company Reports filed prior to the date of this Plan and except as set forth in the Company Disclosure Letter, neither the Company nor any of its subsidiaries is a party to an oral or written (i) other than with respect to the agreement referenced in Section 3.20 hereof, consulting agreement (other than data processing, software programming and licensing contracts entered into in the ordinary course of business) involving the payment of more than $25,000 per annum, (ii) agreement with any executive officer or other key employee of the Company or any of its subsidiaries the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving the Company or any of its subsidiaries of the nature contemplated by this Plan and which provides for the payment of in excess of $25,000, (iii) agreement with respect to any executive officer of the Company or any of its subsidiaries providing any term of employment or compensation guarantee extending for a period longer than one year and for the payment of in excess of $25,000 per annum, (iv) agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Plan or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Plan,
(v) agreement containing covenants that limit the ability of the Company or any of its subsidiaries to compete in any line of business or with any person, or that involve any restriction on the geographic area in which, or method by which, the Company (including any successor thereof) or any of its subsidiaries may carry on its business (other than as may be required by law or any regulatory agency) or (vi) agreement (other than agreements relating to credit or credit equivalent type transactions by bank subsidiaries of the Company) containing provisions under which the Company or any of its subsidiaries is obligated to pay in excess of $50,000 per annum.

     (b) Neither the Company nor any of its subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

     SECTION 3.15. Labor Matters. Neither the Company nor any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is the Company or any of its subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving the Company or any of its subsidiaries pending or threatened.

     SECTION 3.16. Employee Benefit Plans. The Company Disclosure Letter contains a complete and correct list of the names and current annual salary or director fees, as applicable, for each director and officer of the Company and each of its subsidiaries, including those whose compensation was paid in whole or in part by persons or entities other than the Company or any of its subsidiaries (bonus, commission and perquisite arrangements, written or unwritten, with respect to such persons will be provided to Parent within ten
(10) calendar days of the date hereof). The Company Disclosure Letter also contains a complete list of all pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements, arrangements, including, but not limited to, "employee benefit plans", as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto in respect to any present or former directors, officers, or other employees of the Company or any of its subsidiaries (hereinafter referred to collectively as the "Employee Plans"). (i) All of the Employee Plans comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; neither the Company nor any of its subsidiaries has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Employee Plan which could subject the Company or any subsidiary to a material tax or penalty under Section 4975 of the Code or Section 502(i) of ERISA; and all contributions required to be made under the terms of any Employee Plan have been timely made or have been reflected on the Company's balance sheet (ii) no liability to the Pension Benefit Guaranty Corporation (the "PBGC") has been or is expected by the Company or any of its subsidiaries to be incurred with respect to any Employee

Plan which is subject to Title IV of ERISA (a "Pension Plan"), or with respect to any "single employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by the Company or any entity (an "ERISA Affiliate") which is considered one employer with the Company under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate Plan"); and no proceedings have been instituted to terminate any Pension Plan or ERISA Affiliate Plan and no condition exists that presents a material risk of the institution of such proceedings; (iii) no Pension Plan or ERISA Affiliate Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived)) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Pension Plan and ERISA Affiliate Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such Pension Plan or ERISA Affiliate Plan as of the end of the most recent plan year with respect to the respective Pension Plan or ERISA Affiliate Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Pension Plan or ERISA Affiliate Plan prior to the date hereof, and there has been no material change in the financial condition of any such Pension Plan or ERISA Affiliate Plan since the last day of the most recent plan year; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Pension Plan or ERISA Affiliate Plan within the 12-month period ending on the date hereof; (iv) neither the Company nor any subsidiary of the Company has provided or is required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to section 401(a)(29) of the Code; (v) neither the Company, its subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan", as defined in Section 3(37) of ERISA, on or after September 26, 1980;
(vi) each Employee Plan of the Company or any of its subsidiaries which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) has received a favorable determination letter from the Internal Revenue Service deeming such plan (a "Qualified Plan") to be qualified under Section 401(a) of the Code; and neither the Company nor its subsidiaries are aware of any circumstances likely to result in revocation of any such favorable determination letter; (vii) each Qualified Plan which is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder; all Employee Plans covering foreign participants comply in all material respects with applicable local law, and there are no material unfunded liabilities with respect to any Employee Plan which covers foreign employees; (viii) there is no pending or threatened litigation, administrative action or proceeding relating to any Employee Plan; (ix) there has been no announcement or commitment by the Company or any subsidiary of the Company to create an additional Employee Plan, or to amend an Employee Plan except for amendments required by applicable law which do not increase the cost of such Employee Plan; and the Company and its subsidiaries do not have any obligations for retiree health and life benefits under any Employee Plan except as set forth in the Company Disclosure Letter, and there are no such Employee Plans that cannot be amended or terminated without incurring any liability thereunder; (x) with respect to the Company or any of its subsidiaries, except as specifically identified in the Company Disclosure Letter, the execution and delivery of this Plan and the consummation of the transactions contemplated hereby will not result in any payment or series of payments by the Company or any subsidiary of the Company to any person which is an "excess parachute payment" (as defined in Section 28OG of the Code) under any Employee Plan, increase or secure (by way of a trust or other vehicle) any benefits payable under any Employee Plan, or accelerate the time of payment or vesting of any such benefit, and (xi) with respect to each Employee Plan, the Company has supplied to Parent a true and correct copy, if applicable, of (A) the two most recent annual reports on the applicable form of the Form 5500 series filed with the Internal Revenue Service (the "IRS"), (B) such Employee Plan, including amendments thereto, (C) each trust agreement and insurance contract relating to such Employee Plan, including amendments thereto, (D) the most recent summary plan description for such Employee Plan, including amendments thereto, if the Employee Plan is subject to Title I of ERISA, (E) the most recent actuarial report or valuation if such Employee Plan is a Pension Plan, (F) the most recent determination letter issued by the IRS if such Employee Plan is a Qualified Plan and (G) the most recent financial statements and auditor's report.

     SECTION 3.17. Properties. Except as disclosed in the Company Reports filed prior to the date hereof, the Company and its subsidiaries (a) have good, clear and marketable title to all the properties and assets which are material to the Company's business on a consolidated basis and are reflected in the latest audited statement of condition included in the Company Reports as being owned by the Company and its subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof), free and clear of all Liens except (i) statutory Liens securing payments not yet due, (ii) Liens on assets of subsidiaries of the Company incurred in the ordinary course of their business and (iii) such imperfections or irregularities of title or Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on the Company, and (b) are collectively the lessee of all leasehold estates which are material to the Company's business on a consolidated basis and are reflected in the latest audited financial statements included in the Company Reports or acquired after the date thereof (except for leases that have expired by their terms or as to which the Company has agreed to terminate or convey since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Company's knowledge, the lessor, other than defaults that would not have a Material Adverse Effect on the Company. Each of the Company and each of its subsidiaries enjoys peaceful and undisturbed possession of all such leases. Substantially all the Company's and its subsidiaries, owned buildings, structures and equipment have been well maintained and are in good and serviceable condition, normal wear and tear excepted.

     SECTION 3.18. Knowledge as to Conditions. As of the date hereof, the Company knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

     SECTION 3.19. Compliance with Laws. Since December 31, 1993, the Company and each of its subsidiaries have complied in all material respects with all applicable laws. The Company and each of its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of the Company, no suspension or cancellation of any of them is threatened.

     SECTION 3.20. Fees. Other than financial advisory services performed for the Company by ABN AMRO Chicago Corporation in an amount and pursuant to an agreement both previously disclosed to Parent and attached to the Company Disclosure Letter, neither the Company nor any of its subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for the Company or any subsidiary of the Company, in connection with the Plan or the transactions contemplated hereby.

     SECTION 3.21. Environmental Matters.

     (a) Except as will not, individually or in the aggregate, involve any liability of the Company or any of its subsidiaries in excess of $1,000,000, with respect to the Company and each of its subsidiaries:

          (i) Each of the Company and its subsidiaries, the Participation Facilities, and the Loan Properties (each as defined below) are, and have been, in substantial compliance with all Environmental Laws (as defined below);

          (ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum against it or any of its subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on a site owned, leased or operated by it or any of its subsidiaries or any Participation Facility;

          (iii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum relating to or against any Loan Property (or the Company or any of its subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material or oil whether or not occurring at or on a site owned, leased or operated by a Loan Property;

          (iv) There is no reasonable basis for any suit, claim, action, demand, executive or administrative order, directive or proceeding of a type described in Section 3.21(a)(ii) or (iii);

          (v) The properties currently or formerly owned or operated by the Company or any of its subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) do not contain any Hazardous Material (as defined below) other than as permitted under applicable Environmental Law (provided, however, that with respect to properties formerly owned or operated by the Company or any of its subsidiaries, such representation is limited to the period the Company or any such subsidiary owned or operated such properties);

          (vi) None of it or any of its subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

          (vii) There are no underground storage tanks on, in or under any properties or Participation Facility and, except with respect to the property of the Company's subsidiary owned and operated in St. Johns, Michigan, which is fully described in the Company Disclosure Letter, no underground storage tanks have been closed or removed from any properties or Participation Facility which are or have been in the ownership of it or any of its subsidiaries;

          (viii) During the period of (A) its or any of its subsidiaries, ownership or operation of any of their respective current properties, (B) its or any of its subsidiaries, participation in the management of any Participation Facility, or (C) its or any of its subsidiaries, holding of a security interest in a Loan Property, there has been no contamination by or release of Hazardous Material or oil in, on, under or affecting such properties. Prior to the period of (x) its or any of its subsidiaries' ownership or operation of any of their respective current properties, (y) its or any of its subsidiaries, participation in the management of any Participation Facility, or (z) its or any of its subsidiaries, holding of a security interest in a Loan Property, there was no contamination by or release of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property; and

          (ix) None of it or its subsidiaries participates in the management of a Loan Property or Participation Facility to an extent that it would be deemed an "owner or operator" as defined in 42 U.S.C. Section 9601 or any similar Environmental Law.

     (b) The following definitions apply for purposes of this Section 3.21: (i) "Loan Property" means any property in which the applicable party (or a subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (ii) "Participation Facility" means any facility in which the applicable party (or a subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary or agency capacity) and, where required by the context, includes the owner or operator of such property; (iii) "Environmental Law" means (A) any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, legal doctrine, order, directive, executive or administrative order, judgment, decree, injunction, requirement or agreement with any governmental entity, (x) relating to the protection, preservation or restoration of the environment (which includes, without limitation, air, water vapor, surface water, groundwater, drinking water supply, structures, soil, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or (y) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Materials, in each case as amended and as now in effect, including all current Environmental Laws. The term Environmental Law includes, without limitation, the federal Comprehensive Environmental

Response Compensation and Liability Act of 1980, the Superfund Amendments and Reauthorization Act, the federal Water Pollution Control Act of 1972, the federal Clean Air Act, the federal Clean Water Act, the federal Resource Conservation and Recovery Act of 1976 (including the Hazardous and Solid Waste Amendments thereto), the federal Solid Waste Disposal and the federal Toxic Substances Control Act, the Federal insecticide, Fungicide and Rodenticide Act, the Federal Occupational Safety and Health Act of 1970, the Federal Hazardous Materials Transportation Act, or any so called "Superfund" or "Superlien" law, each as amended and as now or hereafter in effect, and (B) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Material; and (iv) "Hazardous Material" means any substance in any concentration which is or could be detrimental to human health or safety or to the environment, currently or hereafter listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

     SECTION 3.22. Allowance. The allowance for possible loan losses shown on the Company's unaudited balance sheet as of September 30, 1996 was, and the allowance for possible loan losses shown on the balance sheets in the Company Reports for periods ending after the date of this Plan will be, adequate, as of the date thereof, under generally accepted accounting principles applicable to banks and bank holding companies. The Company has disclosed to Parent in writing prior to the execution hereof and has set forth in the Company Disclosure Letter all loans, leases, advances, credit enhancements, other extensions of credit, commitments and interest-bearing assets of the Company and its subsidiaries that have been classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Credit Risk Assets", "Concerned Loans" or words of similar import and the aggregate amount thereunder of each such category or type. The Other Real Estate Owned included in any non-performing assets of the Company or any of its subsidiaries is carried net of reserves at the lower of cost or market value based on current independent appraisals.

     SECTION 3.23. Antitakeover Provisions Inapplicable. The Company has taken all actions required to exempt this Plan and the Merger and any amendment or revision thereto, the Stock Option Agreement and any amendment or revision thereof and the transactions contemplated hereby and thereby from any state antitakeover laws, including without limitation, Chapters 7A and 7B of the State Corporation Law.

     SECTION 3.24. Material Interests of Certain Persons. Except as disclosed in the Company's Proxy Statement for its 1996 Annual Meeting of Stockholders, no officer or director of the Company, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of the Company or any of its subsidiaries other than loan relationships established in the ordinary course of business which were made on substantially the same terms as comparable transactions made with unrelated parties prevailing at the time of such transactions.

     SECTION 3.25. Insurance. The Company and its subsidiaries are presently insured, and since December 31, 1993, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by the Company and its subsidiaries are in full force and effect, the Company and its subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion. Since December 31, 1993, no claim by the Company or any of its subsidiaries on or in respect of an insurance policy or bond has been declined or refused by the relevant insurer or insurers. In the best judgment of the Company's management, such insurance coverage is adequate and will be available in the future under terms and conditions substantially similar to those in effect on the date hereof. Between the date hereof and the Effective Time, the Company and its subsidiaries will maintain the levels of insurance coverage in effect on the date hereof and will submit all potential claims existing prior to the Effective Time to its insurance carrier on or before the Effective Time. The Company Disclosure Letter lists all insurance policies maintained by or for the benefit of the Company, of its subsidiaries or its directors, officers, employees or agents, specifying the
(i) type of policy and a brief description thereof, (ii) policy limits and (iii) self insurance amounts.

     SECTION 3.26. Investment Securities. Except for pledges to secure public and trust deposits and reverse repurchase agreements entered into in arm's-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the consolidated balance sheet of the Company included in the Company's Report on Form 10-Q for the quarter ended September 30, 1996, and none of the material investments made by it or any of its subsidiaries since December 31, 1995, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

     SECTION 3.27. Pooling of Interests. As of the date of this Plan, the Company has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

     SECTION 3.28. Derivatives. Neither the Company nor any of its subsidiaries is currently a party to any interest rate swap, cap, floor, option agreement, other interest rate risk management arrangement or agreement or derivative-type security or derivative arrangement or agreement.

     SECTION 3.29. Registration Obligations. Neither the Company nor any of its subsidiaries is under any obligation, contingent or otherwise, to register any of its securities under the Securities Act of 1933, as amended.

     SECTION 3.30. Books and Records. The books and records of the Company and its subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

     SECTION 3.31. Corporate Documents. The Company has delivered to Parent true and complete copies of (i) its articles of incorporation and by-laws and (ii) the charter and by-laws of each subsidiary of the Company.

     SECTION 3.32. Company Action. The Board of Directors of the Company has adopted resolutions recommending that this Plan be approved by the shareholders of the Company and directing that this Plan be submitted for consideration by the Company's shareholders at the Company Meeting.

     SECTION 3.33. Indemnification. Except as provided in the State Corporation Law and in the by-laws of the Company and its subsidiaries, neither the Company nor any subsidiary of the Company is a party to any indemnification agreement with any of its present or future directors, officers, employees, agents or other persons who serve or served in any other capacity with any other enterprise at the request of the Company or a subsidiary of the Company (a "Covered Person"), and to the best knowledge of the Company, there are no claims for which any Covered Person would be entitled to indemnification under Section
5.6 if such provisions were deemed to be in effect.

     SECTION 3.34. Fair Lending; Community Reinvestment Act. As of the date hereof, with the exception of routine investigation of consumer complaints, neither the Company nor any of its subsidiaries has been advised that it is or may be in violation of the Equal Credit Opportunity Act or the Fair Housing Act or any similar federal or state statute. Each of the Company's subsidiaries received a CRA rating of "1" or "outstanding" in its most recent CRA examination.

     SECTION 3.35. No Omission of Material Fact. No representation or warranty by the Company in this Plan or under any documents, instruments, certificates or schedules delivered or to be delivered pursuant hereto or in connection with the transactions contemplated hereby contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading. None of the information regarding the Company or any of its subsidiaries or the transactions contemplated hereby supplied or to be supplied by the Company or any of its subsidiaries for inclusion in any documents or filings to be filed with any regulatory authority in connection with the transactions contemplated hereby will contain any untrue statement of material fact, or omit to state a material fact necessary to make the statements or facts contained therein not misleading.

     SECTION 3.36. Conduct of Business. Since September 30, 1996, except as contemplated by this Plan, neither the Company nor any of its subsidiaries has taken any action which would have violated Section 2.1 or Section 2.2 had such Sections been in effect since September 30, 1996. The Company has not purchased or caused to be purchased any Company Common Stock since 1994.

              ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF PARENT

     Parent and Merger Sub represent and warrant to the Company that, except as specifically disclosed in a letter (the "Parent Disclosure Letter") of Parent delivered to the Company prior to the execution of this Plan (and making specific references to the section of this Plan for which an exception is taken):

     SECTION 4.1. Recitals True. The facts set forth in the Recitals of this Plan with respect to Parent and Merger Sub are true and correct.

     SECTION 4.2. Capital Stock. All outstanding shares of capital stock of Parent and its subsidiaries have been duly authorized and validly issued, are fully paid and nonassessable and are not subject to any preemptive rights.

     SECTION 4.3. Due Organizations. Each subsidiary of Parent is a corporation or banking organization duly incorporated, validly existing and in good standing under the laws of the state of its incorporation. Each of the Parent's subsidiaries which is a bank is a member of the Bank Insurance Fund ("BIF") of the Federal Deposit Insurance Corporation (the "FDIC") and all of its deposits are subject to assessment by the BIF.

     SECTION 4.4. Authority. Each of Parent and its subsidiaries has the power and authority, and is duly qualified in all jurisdictions (except for such qualifications the absence of which, in the aggregate, would not have a Material Adverse Effect on Parent) where such qualification is required, to carry on its business as it is now being conducted and to own all its properties and assets, and it has all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now being conducted.

     SECTION 4.5. Subsidiaries; Significant Investments. The only subsidiaries of Parent are set forth in the Disclosure Letter. All of the shares of capital stock of each subsidiary of Parent are owned directly and of record by Parent or a wholly-owned subsidiary of Parent, in each such case free and clear of all Liens and there are no options or similar rights with respect to any such capital stock. Neither Parent nor any of its subsidiaries maintains a liquidation or similar type of account. None of Parent or any of such subsidiaries owns any equity securities, any security convertible or exchangeable into an equity security or any rights to acquire any equity security except those of its subsidiaries as listed in the Parent Disclosure Letter.

     SECTION 4.6. Shareholder Approvals.

     (a) Subject to the receipt of required shareholder approval of this Plan, this Plan and the transactions contemplated herein have been duly authorized by all necessary corporate action of Parent and Merger Sub. In addition, Parent expects to receive the written opinion of its financial advisor to the effect that the Merger is fair to Parent and its shareholders from a financial point of view in standard industry form with respect to transactions of this nature. Subject to receipt of (i) such shareholder approval and (ii) the required approvals, consents or waivers of governmental authorities referred to in
Section 6.1(b), this Plan is a valid and binding agreement of Parent and Merger Sub enforceable against each in accordance with its terms, subject as to enforcement to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors, rights and to general equity principles.

     (b) The affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote on this Plan and the vote of the sole shareholder of Merger Sub are the only shareholder votes required for approval of the Plan and consummation of the Merger and the other transactions contemplated hereby.

     SECTION 4.7. No Violations. The execution, delivery and performance of this Plan by Parent and Merger Sub do not, and the consummation of the transactions contemplated hereby by Parent and each of its subsidiaries will not, constitute
(i) a breach or violation of, or a default under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Parent or any subsidiary of Parent or to which Parent or any of its subsidiaries (or any of their respective properties) is subject, or enable any person to enjoin the Merger or the other transactions contemplated hereby, (ii) a breach or violation of, or a default under, the articles of incorporation or by-laws or similar organizational documents of Parent or any subsidiary of Parent or (iii) a breach or violation of, or a default under (or an event which with due notice or lapse of time or both would constitute a default under), or result in the termination of, accelerate the performance required by, or result in the creation of any lien, pledge, security interest, charge or other encumbrance upon any of the properties or assets of Parent or any subsidiary of Parent under, any of the terms, conditions or provisions of any note, bond, indenture, deed of trust, loan agreement or other agreement, instrument or obligation to which Parent or any subsidiary of Parent is a party, or to which any of their respective properties or assets may be bound or affected.

     SECTION 4.8. Consents and Approvals. Except for (a) the filing of applications and notices, as applicable, with the Federal Reserve Board under the BHC Act and approval of such applications and notices, (b) the filing of any required applications or notices with any state or foreign agencies and approval of such applications and notices ("State Approvals"), (c) the filing with the SEC of the Joint Proxy Statement and the S-4 in which the Joint Proxy Statement will be included as a prospectus, (d) the filing of the Certificate of Merger with the Department of Consumer and Industry Services pursuant to the State Corporation Law, (e) any notices to or filings with the Small Business Administration ("SBA"), (f) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Plan, and (g) the approval of this Plan by the requisite vote of the shareholders of the Company, and the Parent, no consents or approvals of or filings or registrations with any Regulatory Agencies or with any third party are necessary in connection with (i) the execution and delivery by Parent and Merger Sub of this Plan and (ii) the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated hereby.

     SECTION 4.9. Parent Reports.

     (a) As of their respective dates, neither Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, nor any other document filed by Parent subsequent to December 31, 1995 under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act, each in the form (including exhibits) filed with the SEC (collectively, the "Parent Reports"), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading and the Parent Reports complied in all material respects with the requirements of the Securities Exchange Act. Each of the consolidated balance sheets contained or incorporated by reference in the Parent Reports (including in each case any related notes and schedules) fairly presented in all material respects the financial position of the entity or entities to which it relates as of its date and each of the consolidated statements of income, consolidated statements of shareholders, equity and consolidated statement of cash flows, contained or incorporated by reference in the Parent Reports (including in each case any related notes and schedules), fairly presented in all material respects the results of operations, stockholders, equity and cash flows, as the case may be, of the entity or entities to which it relates for the periods set forth therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments that are not material in amount or effect), in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein.

     (b) Parent and each of its subsidiaries have each timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since December. 31, 1993 with (i) the Regulatory Agencies, and (ii) any SRO, and all other material reports and statements required to be filed by them since December 31, 1993, including, without limitation, any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, the Regulatory Agencies or any SRO, and have paid all fees and assessments due and payable in connection therewith.

     SECTION 4.10. Absence of Undisclosed Liabilities and Certain Changes or Events. Since December 31, 1995, Parent and its subsidiaries have conducted their business only in the ordinary course of business consistent with past practice and have not incurred any material liability, except in the ordinary course of their business consistent with past practice. Since December 31, 1995, there has not been any change in the condition (financial or other), properties, business, results of operations or prospects of Parent or its subsidiaries which, individually or in the aggregate, has had, or is reasonably likely to have, a Material Adverse Effect on Parent.

     SECTION 4.11. Taxes. All federal, state, local, and foreign tax returns required to be filed by or on behalf of Parent or any of its subsidiaries have been timely filed or requests for extensions have been timely filed and any such extension shall have been granted and not have expired, and all such filed returns are complete and accurate in all respects. All taxes shown on such returns have been paid in full or adequate provision has been made for any such taxes on Parent's balance sheet (in accordance with generally accepted accounting principles). There is no audit examination, deficiency, or refund litigation with respect to any taxes of Parent or any of its subsidiaries that could result in a determination. All taxes, interest, additions, and penalties due with respect to completed and settled examinations or concluded litigation relating to it have been paid in full or adequate provision has been made for any such taxes on Parent's balance sheet (in accordance with generally accepted accounting principles). Parent has not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect.

     SECTION 4.12. Absence of Claims. As of the date hereof, no litigation, proceeding or controversy before any court or governmental agency is pending, and there is no pending claim, action or proceeding against Parent or any of its subsidiaries, and, to the best of Parent's knowledge after reasonable inquiry, no such litigation, proceeding, controversy, claim or action has been threatened or is contemplated, which in any case is reasonably likely, individually or in the aggregate, to have a Material Adverse Effect on Parent or to hinder or delay consummation of the transactions contemplated hereby.

     SECTION 4.13. Absence of Regulatory Actions. Neither Parent nor any of its subsidiaries is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions at the request of Government Regulators nor has it been advised by any Government Regulator that it is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, directive, written agreement, memorandum of understanding, extraordinary supervisory letter, commitment letter, board resolutions or similar undertaking.

     SECTION 4.14. Agreements.

     (a) Except for this Plan and arrangements made in the ordinary course of business, Parent and its subsidiaries are not bound by any material contract (as defined in Item 601(b)(10) of Regulation S-K) to be performed after the date hereof that has not been filed with or incorporated by reference in the Parent Reports filed prior to the date of this Plan.

     (b) Neither Parent nor any of its subsidiaries is in default under or in violation of any provision of any note, bond, indenture, mortgage, deed of trust, loan agreement or other agreement to which it is a party or by which it is bound or to which any of its respective properties or assets is subject.

     SECTION 4.15. Labor Matters. Neither Parent or any of its subsidiaries is a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization, nor is Parent or any of its subsidiaries the subject of any proceeding asserting that it has committed an unfair labor practice or seeking to compel it or any such subsidiary to bargain with any labor organization as to wages and conditions of employment, nor is there any strike, other labor dispute or organizational effort involving Parent or any of its subsidiaries pending or threatened.

     SECTION 4.16. Employee Benefit Plans. (i) All of Parent's pension, retirement, stock option, stock purchase, stock ownership, savings, stock appreciation right, profit sharing, deferred compensation, consulting, bonus, group insurance, severance and other benefit plans, contracts, agreements, arrangements, including, but not limited to, "employee benefit plans", as defined under ERISA, incentive and welfare policies, contracts, plans and arrangements and all trust agreements related thereto in respect to any present directors, officers, or other employees of Parent or any of its subsidiaries (hereinafter referred to collectively as the "Parent Employee Plans") comply in all material respects with all applicable requirements of ERISA, the Code and other applicable laws; neither Parent nor any of its subsidiaries has engaged in a "prohibited transaction" (as defined in Section 406 of ERISA or Section 4975 of the Code) with respect to any Parent Employee Plan which could subject Parent or any subsidiary to a material tax or penalty under Section 4975 of the Code or
Section 502(i) of ERISA; and all contributions required to be made under the terms of any Parent Employee Plan have been timely made or have been reflected on Parent's balance sheet (ii) no liability to the PBGC has been or is expected by Parent or any of its subsidiaries to be incurred with respect to any Parent Employee Plan which is subject to Title IV of ERISA (a "Parent Pension Plan"), or with respect to any "single employer plan" (as defined in Section 4001(a)(15) of ERISA) currently or formerly maintained by Parent or any entity (an "ERISA Affiliate") which is considered one employer with Parent under Section 4001 of ERISA or Section 414 of the Code (an "ERISA Affiliate Plan"); and no proceedings have been instituted to terminate any Parent Pension Plan or ERISA Affiliate Plan and no condition exists that presents a material risk of the institution of such proceedings; (iii) no Parent Pension Plan or ERISA Affiliate Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA (whether or not waived)) as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each Parent Pension Plan and ERISA Affiliate Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such Parent Pension Plan or ERISA Affiliate Plan as of the end of the most recent plan year with respect to the respective Parent Pension Plan or ERISA Affiliate Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such Parent Pension Plan or ERISA Affiliate Plan prior to the date hereof, and there has been no material change in the financial condition of any such Parent Pension Plan or ERISA Affiliate Plan since the last day of the most recent plan year; and no notice of a "reportable event" (as defined in Section 4043 of ERISA) for which the 30-day reporting requirement has not been waived has been required to be filed for any Parent Pension Plan or ERISA Affiliate Plan within the 12-month period ending on the date hereof; (iv) neither Parent nor any subsidiary of Parent has provided or is required to provide, security to any Parent Pension Plan or to any ERISA Affiliate Plan pursuant to section 401(a)(29) of the Code;
(v) neither Parent, its subsidiaries, nor any ERISA Affiliate has contributed to any "multiemployer plan", as defined in Section 3(37) of ERISA, on or after September 26, 1980; (vi) each Parent Employee Plan of Parent or any of its subsidiaries which is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) has received a favorable determination letter from the Internal Revenue Service deeming such plan (a "Qualified Parent Plan") to be qualified under Section 401(a) of the Code; and neither Parent nor its subsidiaries are aware of any circumstances likely to result in revocation of any such favorable determination letter; (vii) each Qualified Parent Plan which is an "employee stock ownership plan" (as defined in Section 4975(e)(7) of the Code) has satisfied all of the applicable requirements of Sections 409 and 4975(e)(7) of the Code and the regulations thereunder; all Parent Employee Plans covering foreign participants comply in all material respects with applicable local law , and there are no material unfunded liabilities with respect to any Parent Employee Plan which covers foreign employees; (viii) there is no pending or threatened litigation, administrative action or proceeding relating to any Parent Employee Plan; (ix) there has been no announcement or commitment by Parent or any subsidiary of Parent to create an additional Parent Employee Plan, or to amend an Parent Employee Plan except for amendments required by applicable law which do not increase the cost of such Parent Employee Plan; and Parent and its subsidiaries do not have any obligations for retiree health and life benefits under any Parent Employee Plan which would have a Material Adverse Effect on Parent.

     SECTION 4.17. Properties. Except as disclosed in the Parent Reports filed prior to the date hereof, Parent and its subsidiaries (a) have good, clear and marketable title to all the properties and assets which are material to Parent's business on a consolidated basis and are reflected in the latest audited statement of condition included in the Parent Reports as being owned by Parent and its subsidiaries or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof), free and clear of all Liens except (i) statutory Liens securing payments not yet due, (ii) Liens on assets of subsidiaries of Parent incurred in the ordinary course of their business and (iii) such imperfections or irregularities of title or Liens as do not affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, in either case in such a manner as to have a Material Adverse Effect on Parent, and (b) are collectively the lessee of all leasehold estates which are material to Parent's business on a consolidated basis and are reflected in the latest audited financial statements included in the Parent Reports or acquired after the date thereof (except for leases that have expired by their terms or as to which Parent has agreed to terminate or convey since the date thereof) and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Parent's knowledge, the lessor, other than defaults that would not have a Material Adverse Effect on Parent. Each of Parent and each of its subsidiaries enjoys peaceful and undisturbed possession of all such leases. Substantially all Parent's and its subsidiaries, owned buildings, structures and equipment have been well maintained and are in good and serviceable condition, normal wear and tear excepted.

     SECTION 4.18. Knowledge as to Conditions. As of the date hereof, Parent knows of no reason why the approvals, consents and waivers of governmental authorities referred to in Section 6.1(b) should not be obtained without the imposition of any condition of the type referred to in the provisos thereto.

     SECTION 4.19. Compliance with Laws. Since December 31, 1993, Parent and each of its subsidiaries have complied in all material respects with all applicable laws. Parent and each of its subsidiaries has all permits, licenses, certificates of authority, orders and approvals of, and has made all filings, applications and registrations with, federal, state, local and foreign governmental or regulatory bodies that are required in order to permit it to carry on its business as it is presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the best knowledge of Parent, no suspension or cancellation of any of them is threatened.

     SECTION 4.20. Fees. Other than financial advisory services referred to in
Section 4.6, neither Parent nor any of its subsidiaries, nor any of their respective officers, directors, employees or agents, has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions, or finder's fees, and no broker or finder has acted directly or indirectly for Parent or any subsidiary of Parent, in connection with the Plan or the transactions contemplated hereby.

     SECTION 4.21. Environmental Matters.

     (a) Except as will not, individually or in the aggregate, have a Material Adverse Effect on Parent, with respect to Parent and each of its subsidiaries:

          (i) Each of Parent and its subsidiaries, the Participation Facilities, and the Loan Properties (each as defined below) are, and have been, in substantial compliance with all Environmental Laws (as defined below);

          (ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum against it or any of its subsidiaries or any Participation Facility (A) for alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material (as defined below) or oil, whether or not occurring at or on a site owned, leased or operated by it or any of its subsidiaries or any Participation Facility;

          (iii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or threatened, before any court, governmental agency or board or other forum relating to or against any Loan Property (or Parent or any of its subsidiaries in respect of such Loan Property) (A) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (B) relating to the presence of or release into the environment of any Hazardous Material or oil whether or not occurring at or on a site owned, leased or operated by a Loan Property;

          (iv) There is no reasonable basis for any suit, claim, action, demand, executive or administrative order, directive or proceeding of a type described in Section 3.21(a)(ii) or (iii);

          (v) The properties currently or formerly owned or operated by Parent or any of its subsidiaries (including, without limitation, soil, groundwater or surface water on, under or adjacent to the properties, and buildings thereon) do not contain any Hazardous Material (as defined below) other than as permitted under applicable Environmental Law (provided, however, that with respect to properties formerly owned or operated by Parent or any of its subsidiaries, such representation is limited to the period Parent or any such subsidiary owned or operated such properties);

          (vi) None of it or any of its subsidiaries has received any notice, demand letter, executive or administrative order, directive or request for information from any Federal, state, local or foreign governmental entity or any third party indicating that it may be in violation of, or liable under, any Environmental Law;

          (vii) There are no underground storage tanks on, in or under any properties or Participation Facility and no underground storage tanks have been closed or removed from any properties or Participation Facility which are or have been in the ownership of it or any of its subsidiaries;

          (viii) During the period of (A) its or any of its subsidiaries, ownership or operation of any of their respective current properties, (B) its or any of its subsidiaries, participation in the management of any Participation Facility, or (C) its or any of its subsidiaries, holding of a security interest in a Loan Property, there has been no contamination by or release of Hazardous Material or oil in, on, under or affecting such properties. Prior to the period of (x) its or any of its subsidiaries' ownership or operation of any of their respective current properties, (y) its or any of its subsidiaries, participation in the management of any Participation Facility, or (z) its or any of its subsidiaries, holding of a security interest in a Loan Property, there was no contamination by or release of Hazardous Material or oil in, on, under or affecting any such property, Participation Facility or Loan Property; and

          (ix) None of it or its subsidiaries participates in the management of a Loan Property or Participation Facility to an extent that it would be deemed an "owner or operator" as defined in 42 U.S.C. Section 9601 or any similar Environmental Law.

     (b) The following definitions apply for purposes of this Section 4.21: (i) "Loan Property" means any property in which the applicable party (or a subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property; (ii) "Participation Facility" means any facility in which the applicable party (or a subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary or agency capacity) and, where required by the context, includes the owner or operator of such property; (iii) "Environmental Law" has the meaning set forth in Section 3.21(b); and (iv) "Hazardous Material" has the meaning set forth in Section 3.21(b).

     SECTION 4.22. Allowance. The allowance for possible loan losses shown on Parent's unaudited balance sheet as of September 30, 1996 was, and the allowance for possible loan losses shown on the balance sheets in its Parent Reports for periods ending after the date of this Plan will be, adequate, as of the date thereof, under generally accepted accounting principles applicable to banks and bank holding companies. The Other Real Estate Owned included in any non-performing assets of Parent or any of its subsidiaries is carried net of reserves at the lower of cost or market value based on current independent appraisals.

     SECTION 4.23. Material Interest of Certain Persons. Except as disclosed in Parent's Proxy Statement for its 1996 Annual Meeting of Stockholders, no officer or director of Parent, or any "associate" (as such term is defined in Rule 12b-2 under the Securities Exchange Act) of any such officer or director, has any material interest in any material contract or property (real or personal), tangible or intangible, used in or pertaining to the business of Parent or any of its subsidiaries other than loan relationships established in the ordinary course of business which were made on substantially the same terms as comparable transactions made with unrelated parties prevailing at the time of such transactions.

     SECTION 4.24. Insurance. Parent and its subsidiaries are presently insured, and since December 31, 1993, have been insured, for reasonable amounts with financially sound and reputable insurance companies, against such risks as companies engaged in a similar business would, in accordance with good business practice, customarily be insured. All of the insurance policies and bonds maintained by Parent and its subsidiaries are in full force and effect, Parent and its subsidiaries are not in default thereunder and all material claims thereunder have been filed in due and timely fashion. Since December 31, 1993, no claim by Parent or any of its subsidiaries on or in respect of an insurance policy or bond has been declined or refused by the relevant insurer or insurers. In the best judgment of Parent's management, such insurance coverage is adequate and will be available in the future under terms and conditions substantially similar to those in effect on the date hereof. Between the date hereof and the Effective Time, Parent and its subsidiaries will maintain the levels of insurance coverage in effect on the date hereof.

     SECTION 4.25. Investment Securities. Except for pledges to secure public and trust deposits and reverse repurchase agreements entered into in arm's-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the consolidated balance sheet of Parent included in Parent's Report on Form 10-Q for the quarter ended September 30, 1996, and none of the material investments made by it or any of its subsidiaries since December 31, 1995, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

     SECTION 4.26. Pooling of Interests. As of the date of this Plan, Parent has no reason to believe that the Merger will not qualify as a "pooling of interests" for accounting purposes.

     SECTION 4.27. Derivatives. Neither Parent nor any of its subsidiaries is currently a party to any interest rate swap, cap, floor, option agreement, other interest rate risk management arrangement or agreement or derivative-type security or derivative arrangement or agreement.

     SECTION 4.28. Registration Obligations. Except as contemplated by the terms of this Plan, neither Parent nor any of its subsidiaries is under any obligation, contingent or otherwise, to register any of its securities under the Securities Act of 1933, as amended.

     SECTION 4.29. Books and Records. The books and records of Parent and its subsidiaries have been, and are being, maintained in accordance with applicable legal and accounting requirements and reflect in all material respects the substance of events and transactions that should be included therein.

     SECTION 4.30. Corporate Documents. Parent has delivered to the Company true and complete copies of (i) its articles of incorporation and by-laws and (ii) the charter and by-laws of each subsidiary of Parent.

     SECTION 4.31. Parent Action. The Board of Directors of Parent has adopted resolutions recommending that this Plan be approved by the shareholders of Parent and directing that this Plan be submitted for consideration by Parent's shareholders at the Parent Meeting.

     SECTION 4.32. Fair Lending; Community Reinvestment Act. As of the date hereof, with the exception of routine investigation of consumer complaints, neither Parent nor any of its subsidiaries has been advised that it is or may be in violation of the Equal Credit Opportunity Act or the Fair Housing Act or any similar federal or state statute. Each of Parent's subsidiaries received a CRA rating of "1" or "outstanding" in its most recent CRA examination.

     SECTION 4.33. No Omission of Material Fact. No representation or warranty by Parent in this Plan or under any documents, instruments, certificates or schedules delivered or to be delivered pursuant hereto or in connection with the transactions contemplated hereby contains any untrue statement of material fact, or omits to state a material fact necessary to make the statements or facts contained herein or therein not misleading. None of the information regarding Parent or any of its subsidiaries or the transactions contemplated hereby supplied or to be supplied by Parent or any of its subsidiaries for inclusion in any documents or filings to be filed with any regulatory authority in connection with the transactions contemplated hereby will contain any untrue statement of material fact, or omit to state a material fact necessary to make the statements or facts contained therein not misleading.

     SECTION 4.34. Conduct of Business. Since September 30, 1996, except as contemplated by this Plan, neither Parent nor any of its subsidiaries has taken any action which would have violated Section 2.4 had such Section been in effect since September 30, 1996.

                        ARTICLE V. ADDITIONAL AGREEMENTS

     SECTION 5.1. Acquisition Proposals. The Company agrees that neither it nor any of its subsidiaries nor any of the respective officers and directors of the Company or its subsidiaries shall, and the Company shall direct and use its best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of the Company) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, the Company or any of its subsidiaries (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, if the Company's Board of Directors determines, upon receipt of a written opinion of its outside counsel, that it is required to take the following action in order to fulfill their fiduciary duties to the Company's shareholders under the State Corporation Law, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. The Company will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing and enforce any confidentiality agreements to which it or any of its subsidiaries is a party. The Company will take the necessary steps to inform the appropriate individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 5.1. The Company will notify (describing the relevant facts) Parent immediately if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, the Company.

     SECTION 5.2. Certain Policies of the Company. At the request of Parent, the Company shall modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) after the date on which all required regulatory approvals are received and prior to the Effective Time so as to be consistent on a mutually satisfactory basis with those of Parent and generally accepted accounting principles. The Company's representations, warranties and covenants contained in this Plan shall not be deemed to be untrue or breached in any respect for any purpose as a consequence of any modifications or changes undertaken solely on account of this Section 5.2 nor shall the conditions set forth in Section 5.13 of this Plan be deemed to have occurred by virtue thereof.

     SECTION 5.3. Access and Information. Upon reasonable notice, each of the Company and Parent shall (and shall cause its subsidiaries to) afford to the other party and its representatives (including, without limitation, directors, officers and employees of the other party and its affiliates, and counsel, accountants and other advisors retained by the other party and its affiliates) such access (including, without limitation, for the purpose of conducting supplemental due diligence reviews) during normal business hours throughout the period prior to the Effective Time, except that with respect to the Company, during the Due Diligence Period (as defined in Section 7.1(g)) access shall be provided each calendar day during the periods requested by Parent, to the books, records (including, without limitation, loan and credit files, tax returns and work papers of independent auditors), properties, personnel and to such other information as such party may reasonably request; provided, however, that no investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty made herein. The Company and Parent will not, and each will cause its representatives not to, use any information obtained pursuant to this Section 5.3 for any purpose unrelated to the consummation of the transactions contemplated by this Plan. Subject to the requirements of law, the Company and Parent will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 5.3 unless such information (i) was already known to the Company or Parent, as the case may be, or an affiliate of the Company or Parent, (ii) becomes available to the Company or Parent, as the case may be, or an affiliate of the Company or Parent, as the case may be, from other sources not known by such party to be bound by a confidentiality agreement, (iii) is disclosed with the prior written approval of the Company or Parent, as the case may be, or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Plan is terminated or the transactions contemplated by this Plan shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto (or an affiliate of any party hereto) to be returned to the party which furnished the same.

     SECTION 5.4. Certain Filings, Consents and Arrangements. Parent, Merger Sub and the Company shall, and Parent and the Company shall cause their respective subsidiaries to, (a) as soon as practicable make any filings and applications required to be filed in order to obtain all approvals, consents and waivers of governmental authorities necessary or appropriate for the consummation of the transactions contemplated hereby, (b) cooperate with one another (i) in promptly determining what filings are required to be made or approvals, consents or waivers are required to be obtained under any relevant federal, state or foreign law or regulation and (ii) in promptly making any such filings (including, at the Effective Time, the filing of a Certificate of Merger pursuant to the State Corporation Law), furnishing information required in connection therewith and seeking timely to obtain any such approvals, consents or waivers and (c) deliver to the other copies of the publicly available portions of all such filings and applications promptly after they are filed.

     SECTION 5.5. Antitakeover Statutes. The Company shall take all actions necessary (i) to exempt the Company and the Plan from the requirements of any state antitakeover law by action of its Board of Directors or otherwise and
(ii), upon the request of Parent, to assist in any challenge by Parent to the applicability to the Merger of any state antitakeover law.

     SECTION 5.6. Directors' and Officers' Indemnification.

     (a) From and after the Effective Time through the sixth anniversary of the Effective Date, Parent agrees to indemnify and hold harmless each present and former director and officer of the Company and its subsidiaries determined as of the Effective Time (the "Indemnified Parties"), against any costs or expenses (including reasonable attorneys, fees), judgments, fines, losses, claims, damages or liabilities (collectively, "Costs") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the extent to which such Indemnified Parties were entitled under the State Corporation Law and the Company's articles of incorporation or by-laws in effect on the date hereof, and Parent shall also advance expenses as incurred to the extent permitted under the State Corporation Law and the Company's articles of incorporation and by-laws.

     (b) Any Indemnified Party wishing to claim indemnification under Section 5.6(a), upon learning of any such claim, action, suit, proceeding or investigation, shall as promptly as possible notify Parent thereof, but the failure to so notify shall not relieve Parent of any liability it may have to such Indemnified Party if such failure does not materially prejudice the indemnifying party. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Indemnified Parties advises that there are issues which raise conflicts of interest between Parent and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay the reasonable fees and expenses of one such counsel for the Indemnified Parties in any jurisdiction unless the use of one counsel for such Indemnified parties would present such counsel with a conflict of interest, (ii) the Indemnified Parties will cooperate in the defense of any such matter and
(iii) Parent shall not be liable for any settlement effected without its prior written consent; and provided, further, that Parent shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that the indemnification of such Indemnified Party in the manner contemplated hereby is not permitted or is prohibited by applicable law.

     SECTION 5.7. Additional Agreements. Subject to the terms and conditions herein provided, each of the parties hereto agrees to use its reasonable efforts to take promptly, or cause to be taken promptly, all actions and to do promptly, or cause to be done promptly, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Plan as soon as practicable, including using efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable governmental entities, effecting all necessary registrations, applications and filings (including, without limitation, filings under any applicable state securities laws) and obtaining any required contractual consents and regulatory approvals.

     SECTION 5.8. Publicity. The initial press release announcing this Plan shall be a joint press release and thereafter the Company and Parent shall consult with each other in issuing any press releases or otherwise making public statements with respect to the other or the transactions contemplated hereby and in making any filings with any governmental entity or with any national securities exchange with respect thereto.

     SECTION 5.9. Regulatory Matters.

     (a) Parent and the Company shall promptly prepare and file with the SEC the Joint Proxy Statement and Parent shall promptly prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. Each of the Company and Parent shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and the Company and Parent shall thereafter mail or deliver the Joint Proxy Statement to their respective shareholders. Parent shall also use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Plan, and the Company shall furnish all information concerning the Company and the holders of the Company Common Stock as may be reasonably requested in connection with any such action.

     (b) The parties hereto shall cooperate with each other and use their best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Plan (including, without limitation, the Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. The Company and Parent shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Parent or the Company, as the case may be, and any of their respective subsidiaries, which appear in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Plan. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Plan and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein.

     (c) The Company and Parent shall, upon request, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective subsidiaries to any Governmental Entity in connection with the Merger and the other transactions contemplated by this Plan.

     (d) The Company and Parent shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Plan which causes such party to believe that there is a reasonable likelihood that any regulatory approval will not be obtained or that the receipt of any such approval will be materially delayed.

     SECTION 5.10. Shareholders' Meeting. Each of Parent and Company shall take all action necessary, in accordance with applicable law and its articles of incorporation and by-laws, to convene a meeting of its shareholders as promptly as practicable for the purpose of approving the issuance of Parent Shares pursuant to this Plan and approving this Plan, respectively. The Board of Directors of the Company and Parent shall unanimously recommend that this Plan be approved by the shareholders of each of the Company and Parent, as applicable; provided, however, that the Board of Directors of either the Company or Parent may withdraw its recommendation and make no recommendation with respect to the Plan, if either board determines, upon receipt of a written opinion of its outside counsel, that it is required to do so in order to fulfill its respective fiduciary duties to its shareholders under the State Corporation Law. Notwithstanding the preceding sentence, the Company shall not in any way be relieved of its obligation to convene a meeting of its shareholders as promptly as practicable for the purpose of approving this Plan.

     SECTION 5.11. Affiliates; Publication of Combined Financial Results.

     (a) Each of the Company and Parent shall use its best efforts to cause each director, executive officer and other person who is an "affiliate" (for purposes of Rule 145 under the Securities Act and for purposes of qualifying the Merger for "pooling of interests" accounting treatment) of such party to deliver to the other party hereto, as soon as practicable after the date of this Plan, and prior to the date of the shareholders meetings called by the Company and Parent to approve this Plan, a written agreement, in the form of Annex 2 hereto, providing that such person will not sell, pledge, transfer or otherwise dispose of any shares of the Company Common Stock or Parent Common Stock held by such "affiliate" and, in the case of the "affiliates" of the Company, the shares of Parent Common Stock to be received by such "affiliate" in the Merger, except in compliance with the applicable provisions of the Securities Act and the rules and regulations thereunder; and during the period commencing 30 days prior to the Merger and ending at the time of the publication of financial results covering at least 30 days of combined operations of the Company and Parent.

     (b) Parent shall use its best efforts to publish as promptly as reasonably practical but in no event later than 90 days after the end of the first month after the Effective Time in which there are at least 30 days of post-Merger combined operations (which month may be the month in which the Effective Time occurs), combined sales and net income figures as contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

     SECTION 5.12. Authorization, Reservation and Listing. By appropriate resolution, a certified copy of which shall be provided to the Company, the Board of Directors of Parent shall, prior to the Effective Time, authorize and reserve the required number of shares of Parent Common Stock to be issued pursuant to the Plan of Merger. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on The Nasdaq Stock Market, subject to official notice of issuance, prior to the Effective Time.

     SECTION 5.13. Notification of Certain Matters.

     (a) Each party shall give prompt notice to the others of: (i) any notice of, or other communication relating to, a default or event that, with notice or lapse of time or both, would become a default, received by it or any of its subsidiaries subsequent to the date of this Plan and prior to the Effective Time, under any contract material to the financial condition, properties, businesses or results of its operations, to which it or any subsidiary is a party or is subject; and (ii) any Material Adverse Effect or the occurrence of any event which, so far as reasonably can be foreseen at the time of its occurrence, is reasonably likely to result in any such Material Adverse Effect. Each of the Company, Parent and Merger Sub shall give prompt notice to the other party of any notice or other communication from any third party alleging that the consent of such third party is or may be required in connection with the transactions contemplated by this Plan.

     (b) From and after the due date hereof to the Effective Time and at and as of the Effective Time, the Company shall supplement or amend any of its representations and warranties which apply to the period after the date hereof by delivering monthly updates to the Company Disclosure Letter ("Disclosure Letter Updates") to Parent with respect to any matter hereafter arising which, in its good faith judgment, would render any such representation or warranty after the date of this Plan materially inaccurate or incomplete as a result of such matter arising. The Disclosure Letter Updates shall be provided to Parent on or before the 25th day of each calendar month. Within twenty (20) days after receipt of any Disclosure Letter Update (or if cure is promptly commenced by the Company, but is not effected within thirty (30) days after receipt of any Disclosure Letter Update (the "Cure Period")), Parent may exercise its right to terminate this Plan pursuant to Section 7.1(f) hereof, if the information in such Disclosure Letter Update together with the information in any or all of the Disclosure Letter Updates previously provided Parent, indicates that a Material Adverse Effect with respect to the Company has occurred or is reasonably likely to occur which either has not or cannot be cured within the Cure Period, or (ii) which does not result primarily from changes in the general level of interest rates.

     SECTION 5.14. Board of Directors of Parent and Subsidiary. Parent will take such action as may be necessary so that the number of directors of Parent shall be increased by one (1) subsequent to the Effective Time and so that the number of directors of its Michigan banking subsidiary will be increased by two (2) subsequent to the Effective Time. One (1) individual designated by the Board of Directors of the Company within thirty (30) days prior to the Effective Time and acceptable to Parent in accordance with the policies of Parent with respect to the service of directors shall be added to the Board of Directors of Parent subsequent to the Effective Time and two (2) individuals designated by the Board of Directors of the Company within thirty (30) days prior to the Effective Time and acceptable to Parent in accordance with the policies of its Michigan banking subsidiary with respect to the service of directors shall be added to the Board of Directors of its Michigan banking subsidiary subsequent to the Effective Time. Such individuals shall hold office for the terms which shall coincide with the remaining terms of the classes to which they are added.

     SECTION 5.15. Retirement Plans. For purposes of crediting periods of service for eligibility and vesting, but not for benefit accrual purposes, under Parent's qualified defined benefit pension plan (the "Parent Retirement Plan") and the Parent's Amended and Restated Section 401(k) Plan (the "Parent 401(k)
Plan), and for purposes of crediting periods of service for eligibility for other employee benefits provided to employees of Parent, employees of the Company who otherwise would be eligible to participate in such plans and benefit programs after the Effective Time shall be given credit for service with the Company prior to the Effective Time.

     SECTION 5.16. Employment Agreements. Parent agrees to cause to be honored the employment agreements of the Company with Brian D. Bell and Steven W. Seely in effect as of the date hereof and further agrees to cause to be honored the nonqualified retirement benefit which the Company has committed to provide James Burtch, all of which are identified in the Company Disclosure Letter.

     SECTION 5.17. Director Deferral Plan. Notwithstanding anything to the contrary contained in this Plan, at or prior to the Effective Time, the Company and its subsidiaries shall take such actions as are necessary or reasonably requested by Parent to terminate the Director Plan and the deferred compensation agreements entered into between the Company, or its subsidiaries, and any of its or their directors (the "Deferred Compensation Agreements") as of the Effective Date. Provided that as of the Effective Time, any Participant (as defined in the Director Plan) in the Director Plan shall (i) be considered to be a participant under Parent's Second Amended and Restated Director Deferred Compensation Plan, as amended (the "Parent Director Plan") and (ii) have the balance of his or her Deferred Compensation Account (as defined in the Director Plan) immediately credited for the benefit of such Participant in the Parent Director Plan. Thereafter, each such Participant shall be deemed a participant under the Parent Director Plan. Any Options outstanding at the time of the termination of the Director Plan shall not be affected by such termination but, to the extent not exercised, shall be treated as provided in Section 1.5 of this Plan. Except as provided herein, the termination of the Director Plan will not affect any amounts, reflected in the books and records of the Company, (i) due to each participant in the Director Plan and (ii) due to each director, who has entered into a Deferred Compensation Agreement under such plan. The Company shall provide to Parent, within ten (10) calendar days of the date hereof, the name of each director subject to the Director Plan, the number of options issued to such director and the terms related thereto and the amount of all director fees deferred under the Director Plan.

                     ARTICLE VI. CONDITIONS TO CONSUMMATION

     SECTION 6.1. Conditions to All Parties' Obligations. The respective obligations of Parent, Merger Sub and the Company to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following conditions:

     (a) The Plan and the transactions contemplated hereby shall have been approved by the requisite vote of the shareholders of the Company and Parent in accordance with their respective articles of incorporation and applicable law.

     (b) Parent, Merger Sub, the Company and each of their respective subsidiaries shall have procured, if required in the opinion of counsel for Parent, the approvals, consents or waivers with respect to the Plan and the transactions contemplated hereby by (i) the Reserve Bank of Chicago, (ii) the appropriate State Regulators, and (iii) the Federal Reserve Board, and all applicable statutory waiting periods shall have expired; and the parties shall have procured all other regulatory approvals, consents or waivers of governmental authorities or other persons that, in the opinion of counsel for Parent, are necessary or appropriate for the consummation of the transactions contemplated by the Plan; provided, however, that no approval, consent or waiver referred to in this Section 6.1(b) shall be deemed to have been received if it shall include any condition or requirement that, individually or in the aggregate, (i) would result in a Material Adverse Effect on Parent, (ii) imposes any requirement upon Parent, the Company or their respective subsidiaries to (x) dispose of any asset which is material to Parent or the Company, (y) materially restrict or curtail the current business operations or activities of Parent or the Company or (z) raise an amount of capital, the issuance and sale of which, in the absence of the Merger and the other transactions contemplated by this Plan, would in Parent's judgment be materially burdensome in light of Parent's capital raising policies or (iii) would reduce the benefits of the transactions contemplated by the Plan to Parent in so significant a manner that Parent, in its judgment, would not have entered into this Plan had such condition or requirement been known at the date hereof.

     (c) The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

     (d) Parent and the Company shall each have received a letter from their respective independent accountants addressed to Parent or the Company, as the case may be, to the effect that the Merger will qualify for "pooling of interests" accounting treatment.

     (e) All other requirements prescribed by law which are necessary to the consummation of the transactions contemplated by this Plan shall have been satisfied.

     (f) No party hereto shall be subject to any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits the consummation of the Merger or any other transaction contemplated by this Plan, and no litigation or proceeding shall be pending against Parent or the Company or any of their subsidiaries brought by any governmental agency seeking to prevent consummation of the transactions contemplated hereby.

     (g) No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated, interpreted, applied or enforced by any governmental authority which prohibits, restricts or makes illegal consummation of the Merger or any other transaction contemplated by this Plan.

     SECTION 6.2. Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

     (a) Each of the representations and warranties of the Company contained in this Plan shall have been true on the date hereof and shall be true in all material respects on the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); the Company shall have performed, in all material respects, each of its covenants and agreements contained in this Plan; and Parent shall have received a certificate signed by the Chief Executive Officer and the Chief Financial officer of the Company, dated the Effective Date, to the foregoing effect.

     (b) Parent shall have received a written opinion, dated the Effective Date, from Howard & Howard Attorneys, P.C., counsel to the Company, in form and substance satisfactory to Parent.

     (c) Parent shall have received a written opinion from Dykema Gossett PLLC, in form and substance satisfactory to Parent, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code.

     (d) Parent shall have received the fairness opinion referred to in Section
4.6 prior to the date of the Parent shareholder meeting and such fairness opinion shall not have been withdrawn.

     (e) The Company shall not have experienced any event, change or occurrence that has had a material adverse effect upon the financial condition of the Company and its subsidiaries taken as a whole.

     SECTION 6.3. Conditions to the Obligation of the Company. The obligation of the Company to effect the Merger shall be subject to the satisfaction or waiver prior to the Effective Time of the following additional conditions:

     (a) Each of the representations and warranties of Parent and Merger Sub contained in this Plan shall have been true on the date hereof and shall be true in all material respects on the Effective Date as if made on such date (or on the date when made in the case of any representation or warranty which specifically relates to an earlier date); Parent and Merger Sub shall have performed, in all material respects, each of its covenants and agreements contained in this Plan; and the Company shall have received certificates signed by the Chief Financial Officer of Parent, dated the Effective Date, to the foregoing effect.

     (b) The Company shall have received a written opinion from Howard & Howard Attorneys, P.C. in form and substance satisfactory to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code.

     (c) The fairness opinion referred to in Section 3.6 shall not have been withdrawn.

     (d) The Company shall have received a written opinion, dated the Effective Date, from Dykema Gossett PLLC, in form and substance satisfactory to the Company.

     (e) Parent shall not have experienced any event, change or occurence that has had a material adverse effect upon the financial condition of Parent and its subsidiaries taken as a whole.

                            ARTICLE VII. TERMINATION

     SECTION 7.1. Termination. This Plan may be terminated, and the Merger abandoned, prior to the Effective Date, either before or after its approval by the shareholders of the Company or Parent;

     (a) by mutual consent of the Boards of Directors of Parent and the Company; or

     (b) by either Parent or the Company, if any of the conditions to such party's obligation to consummate the transactions contemplated in this Plan shall have become impossible to satisfy if, but only if, such party has used its best efforts and acted in good faith in attempting to satisfy all such conditions and if such party is not then in breach or default in any material respect of this Plan; or

     (c) by the Board of Directors of Parent if (i) there has been a material breach or default by the Company of any representation or warranty or in the observance of its covenants and agreements contained in this Plan of which notice has been given in writing by Parent and which has not been cured within thirty (30) business days of receipt of such notice; or (ii) the Effective Time has not occurred prior to September 30, 1997 without fault on the part of Parent, or (iii) a public announcement with respect to an Acquisition Proposal shall have been made by any person other than Parent or an affiliate of Parent and the Board of Directors of the Company shall have (A) failed to publicly reject or oppose such Acquisition Proposal within ten (10) days of the public announcement of such proposal, plan or intention or (B) shall have modified, amended or withdrawn its recommended approval of this Plan and the Merger to the Company's shareholders; or

     (d) by the Board of Directors of the Company if (i) there has been a material breach or default by Parent of any representation or warranty or in the observance of its covenants and agreements contained in this Plan of which notice has been given in writing by the Company and which has not been cured within thirty (30) business days of receipt of such notice; or (ii) the Effective Time has not occurred prior to September 30, 1997 without fault on the part of the Company; or

     (e) by the Board of Directors of either Parent or the Company (i) if any shareholder approval of the Company required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof; or (ii) if any shareholder approval of Parent required for consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of shareholders or at any adjournment or postponement thereof or (iii) if any Regulatory Agency has denied approval for the Merger and, if such denial is appealable, neither Parent nor the Company has filed a petition seeking review of such order of denial or taken other similar action under applicable law, within thirty (30) days after the issuance or entry by the governmental agency of such order of denial; or

     (f) by Parent pursuant to Section 5.13(b); or

     (g) by Parent, at its sole discretion, at any time within twenty-two (22) calendar days from the date Parent is advised in writing by Arthur Andersen that its audit work papers for the Company's 1996 calendar year financial results are available, in accordance with Section 5.3, for review by Parent and its designees, and, if such advice is not provided by Arthur Anderson, at any time prior to the Effective Time (the "Due Diligence Period"); or

     (h) by the Company or Parent pursuant to Section 1.2(b).

     SECTION 7.2. Effect of Termination. Subject to the provisions of Section 1.2(b), in the event of the termination of this Plan as provided in Section 7.1, written notice thereof shall forthwith be given to the other party or parties specifying the provision hereof pursuant to which such termination is made, and this Plan shall forthwith become null and void, and there shall be no liability on the part of Parent, Merger Sub, the Company, or any of their officers or directors except (i) for fraud or willful and material breach of this Plan and
(ii) that Sections 5.3, 7.2, 9.2, 9.6 and 9.7 hereof shall survive any termination of this Plan.

                ARTICLE VIII. EFFECTIVE DATE AND EFFECTIVE TIME

     SECTION 8.1. Effective Date and Effective Time. On such date as Parent selects, which shall be within 30 days after the last to occur of the expiration of all applicable waiting periods in connection with approvals of governmental authorities occurs and the receipt of all approvals of governmental authorities and all conditions to the consummation of the Merger are satisfied or waived, or on such earlier or later date as may be agreed in writing by the parties, a certificate of merger shall be executed in accordance with all appropriate legal requirements and shall be filed as required by law, and the Merger provided for herein shall become effective upon such filing or on such date and at such time as may be specified in such certificate of merger. The date and time of such filing or such later effective date is herein called the "Effective Date". The "Effective Time" of the Merger shall be the time of such filing or as set forth in such certificate of merger.

                           ARTICLE IX. OTHER MATTERS

     SECTION 9.1. Certain Definitions; Interpretation. As used in this Plan, the following terms shall have the meanings indicated:

          "material" means material with respect to the entity in question and its respective subsidiaries, taken as a whole.

          "Material Adverse Effect", with respect to a person, means any condition, event, change or occurrence that is reasonably likely to have a material adverse effect upon (A) the condition (financial or other), properties, assets, business, results of operations or prospects of such person and its subsidiaries, taken as a whole, or (B) the ability of such person to perform its obligations under, and to consummate the transactions contemplated by, this Plan.

          "person" includes an individual, corporation, partnership, association, trust or unincorporated organization.

          "subsidiary", with respect to a person, means any other person controlled by such person.

     When a reference is made in this Plan to Sections or Annexes, such reference shall be to a Section of, or Annex to, this Plan unless otherwise indicated. The table of contents and headings contained in this Plan are for ease of reference only and shall not affect the meaning or interpretation of this Plan. Whenever the words "include", "includes", or "including" are used in this Plan, they shall be deemed followed by the words "without limitation". Any singular term in this Plan shall be deemed to include the plural, and any plural term the singular.

     SECTION 9.2. Survival. Only those agreements and covenants of the parties that are by their terms applicable in whole or in part after the Effective Time, including the Stock Option Agreement, shall survive the Effective Time. All other representations, warranties, agreements and covenants shall be deemed to be conditions of the Plan and shall not survive the Effective Time.

     SECTION 9.3. Waiver. Prior to the Effective Time, any provision of this Plan may be: (i) waived by the party benefitted by the provision; or (ii) amended or modified at any time (including the structure of the transaction) by an agreement in writing between the parties hereto, except that, after the vote by the shareholders of the Company, no amendment may be made that would contravene the applicable sections of the State Corporation Law.

     SECTION 9.4. Counterparts. This Plan may be executed and delivered in counterparts each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

     SECTION 9.5. Governing Law. This Plan shall be governed by, and interpreted in accordance with, the laws of the State of Michigan.

     SECTION 9.6. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS PLAN OR THE TRANSACTIONS CONTEMPLATED HEREBY.

     SECTION 9.7. Expenses. Each party hereto will bear all expenses incurred by it in connection with this Plan and the transactions contemplated hereby; provided, however, that Parent and the Company shall share equally all fees and expenses, other than accountants; attorneys' and filing fees, incurred in connection with the printing and filing of the S-4 and the Joint Proxy Statement (including any preliminary materials related thereto and any amendments or supplements thereof).

     SECTION 9.8. Notices. All notices, requests, acknowledgments and other communications hereunder to a party shall be in writing and shall be deemed to have been duly given when delivered by hand, telecopy, telegram, telex or facsimile (confirmed in writing) to such party at its address set forth below or such other address as such party may specify by notice to the other party hereto.

     If to the Company, to:

        CB Financial Corporation
        One Jackson Square
        Jackson, Michigan 49201
        Facsimile: (517) 788-2867
        Attention: Brian D. Bell

        With copies to:

        Howard & Howard Attorneys, P.C.
        107 West Michigan Avenue, Suite 400
        Kalamazoo, Michigan 49007
        Facsimile: (616) 382-1568
        Attention: Joseph B. Hemker, Esq.

     If to Parent or Merger Sub, to:

        Citizens Banking Corporation
        One Citizens Banking Center
        Flint, Michigan 48502
        Facsimile: (810) 257-2570
        Attention: Thomas W. Gallagher

        With copies to:

        Dykema Gossett PLLC
        1577 North Woodward Avenue
        Suite 300
        Bloomfield Hills, Michigan 48304-2820
        Facsimile: (810) 540-0763
        Attention: Rex E. Schlaybaugh, Jr., Esq.

     SECTION 9.9. Entire Agreement; Etc. This Plan and the Stock Option Agreement represents the entire understanding of the parties hereto with reference to the transactions contemplated hereby and supersedes any and all other oral or written agreements heretofore made. All terms and provisions of the Plan shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Except as to Sections 5.6,
5.15 and 5.16 (which may only be enforced by any person who is not a party to this Plan after the Effective Time), nothing in this Plan is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Plan.

     SECTION 9.10. Assignment. This Plan may not be assigned by any party hereto without the written consent of the other parties, except that Parent and Merger Sub may assign all or any of their rights hereunder to any subsidiary thereof provided that no such assignment shall relieve the assigning party of its obligations hereunder.

                     [this space intentionally left blank]

     IN WITNESS WHEREOF, the parties hereto have caused this Plan to be executed by their duly authorized officers as of the day and year first above written.

                                        CITIZENS BANKING CORPORATION

                                        By:      /s/ Robert J. Vitito
                                           -------------------------------------
                                           Name: Robert J. Vitito
                                           Title: President and Chief Executive
                                             Officer

                                        POLARIS ACQUISITION, INC.

                                        By:     /s/ Thomas W. Gallagher
                                           -------------------------------------
                                           Name: Thomas W. Gallagher
                                           Title: Secretary

                                        CB FINANCIAL CORPORATION

                                        By:        /s/ Brian D. Bell
                                           -------------------------------------
                                           Name: Brian D. Bell
                                           Title: Chairman and Chief Executive
                                             Officer

                                                                         ANNEX B
                           [RONEY & CO. LETTERHEAD]

March 20, 1997

Board of Directors
Citizens Banking Corporation
328 South Saginaw Street
Flint, MI 48502-2401

Gentlemen:

     We understand that Citizens Banking Corporation ("Citizens" or the "Company") intends to enter into a strategic merger with CB Financial Corporation ("CB Financial") pursuant to the Agreement and Plan of Merger dated January 27, 1997 (referred to as the "Agreement"). Citizens proposes that the affiliation be effected by a merger of its wholly-owned subsidiary with and into CB Financial, with CB Financial becoming a wholly-owned subsidiary of Citizens. Under the proposed terms contained in the Agreement, each share of CB Financial common stock would be converted into the right to receive 1.489 shares of common stock of Citizens (the "Consideration"). You have requested that Roney & Co. render an opinion as to whether the Consideration as proposed under the Agreement is fair, from a financial point of view, to the shareholders of Citizens.

     Roney & Co. is a regional investment banking firm of recognized standing. As part of our investment banking services, we are regularly engaged in the valuation of corporate entities in connection with public offerings and merger and acquisition transactions. Our research analysts publish regular reports on individual banks and thrifts as well as other financial institutions. Our firm makes principal markets in various financial institution stocks, and, we have managed public offerings for banks and thrifts as well as other companies.

     In arriving at the opinion as set forth below, we have, among other things:

I. Reviewed the Annual Reports on Form 10-K and related financial information for the fiscal years ended 1993 to 1995 and unaudited summary results of operations for the three months and year ended December 31, 1996 of both Citizens and CB Financial;

II. Reviewed the historical stock price and trading activity for the common stock for both Citizens and CB Financial and compared them with those of certain publicly traded companies which we deemed to be relevant;

III.  Reviewed the Agreement dated January 27, 1997;

IV. Compared certain financial characteristics of Citizens and CB Financial with other Michigan and Midwestern financial institutions we deemed to be relevant;

V. Compared the proposed terms contemplated in the Agreement, to the extent publicly available, with the financial terms of certain other mergers and acquisitions in the financial services industry which we deemed to be relevant;

VI. Conducted limited discussions with members of senior management of Citizens and CB Financial concerning their respective business and prospects and the benefits of the Agreement;

VII. Considered, based on information provided to us (including financial forecasts) by Citizens' senior management, the pro forma effects of the Agreement on Citizen's future earnings;

VIII. Reviewed such other financial data and performed such other analysis and took into account such other matters as we deemed appropriate.

     In preparing our opinion, we have relied upon the accuracy and completeness of all of the above information and all other financial and other information supplied or otherwise made available to us by Citizens and CB Financial and we have not independently verified such information or undertaken an independent evaluation or appraisal of the assets or liabilities of Citizens or CB Financial, and have not been furnished any such evaluation or appraisal. We have also reviewed certain other information provided to us by Citizens and CB Financial, and have met with Citizens management to discuss the business, assets and prospects of Citizens, including the benefits expected to be achieved under the Agreement. We have also assumed and relied (and the assumptions therein) provided to us which take into account the merger with CB Financial. In that regard, we have assumed with your consent that such forecasts, including without limitation financial forecasts and projections regarding the amount and timing of cost savings that could result after the Agreement is consummated, under-performing and non-performing assets, net charge-offs and the adequacy of reserves, reflect the best currently available estimates and judgments of management of Citizens as to the future financial performance of Citizens and CB Financial. We are not experts in the evaluation of allowances for loan losses, and we have not made an independent evaluation of the adequacy of allowances for loan losses, and we have not made an independent evaluation of the adequacy of the allowance for loan losses of Citizens or CB Financial nor have we reviewed any individual credit files, and we have assumed that the current aggregate allowance for loan losses of Citizens and CB Financial is adequate to cover such losses. Further, in connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects.

     In our analyses, we have made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of Citizens and CB Financial. Any estimates contained in our analyses are not necessarily indicative of future results or value, which may be significantly more or less favorable than such estimates. The estimated values of both Citizens and CB Financial do not purport to be appraisals or necessarily reflect the price at which companies or their securities actually may be sold. No company or transaction utilized in our analyses was identical to Citizens or CB Financial or the Agreement. Accordingly, such analyses are not based solely on arithmetic calculations; rather, they involve complex considerations and judgments concerning differences in financial and operating characteristics of the relevant companies, the timing of the relevant transactions and prospective buyer interests, as well as other factors that could affect the public trading markets of Citizens or companies to which they are being compared. None of the analyses performed by us was assigned a greater significance than any other.

     It should be noted that this opinion is based on economic and market conditions and other circumstances existing on, and information made available as of, the date hereof. In addition, our opinion is, in any event, limited to the fairness, from a financial point of view, of the Consideration being offered by Citizens pursuant to the Agreement and does not address Citizen's underlying business decision to effect the Agreement or any other terms of the Agreement.

     In the ordinary course of our business, we may actively trade securities of both Citizens and CB Financial for our own account and for the accounts of customers and, accordingly, we may at any time hold a long or short position in such securities.

     Our opinion is directed to the Board of Directors of Citizens and does not constitute a recommendation to the Board of Directors of Citizens in connection with any matter relating to the Agreement and has been prepared for the confidential use of the Board of Directors and senior management of Citizens and will not be reproduced, summarized, described or referred to or given to any other person without our prior written consent. Notwithstanding the foregoing, this opinion may be included in the registration statement or prospectus and proxy statement filed in connection with the Agreement, provided that this opinion will be reproduced in full, and any description of or reference to us or summary of the opinion in such registration statement or prospectus and proxy statement will be in a form acceptable to us and our counsel.

     On the basis of, and subject to, the foregoing, we are of the opinion that, as of the date hereof, the Consideration, as proposed by the Agreement, is fair to the shareholders of Citizens, from a financial point of view.

                                          Sincerely,

                                          /s/ RONEY & CO.
                                          --------------------------------------
                                          RONEY & CO.

                                                                         ANNEX C

                    OPINION OF ABN AMRO CHICAGO CORPORATION

May 21, 1997

Board of Directors
CB Financial Corporation
1 Jackson Square
Jackson, MI 49201

Members of the Board:

     CB Financial Corporation, a Michigan corporation ("CB"), Citizens Banking Corporation, a Michigan corporation ("Citizens") and Polaris Acquisition, Inc. ("Merger Sub"), a wholly-owned subsidiary of Citizens have entered into an Agreement and Plan of Merger, dated as of January 27, 1997 (the "Agreement"), pursuant to which Merger Sub will be merged with and into CB, which will become a wholly-owned subsidiary of Citizens (the "Merger"). As set forth in the Agreement, each share of CB common stock, par value $7.50 per share ("CB Common Stock") issued and outstanding, shall be converted into the right to receive
1.489 shares of Citizens Common Stock ("Merger Consideration"). You have requested our opinion as to the fairness of the Merger Consideration, from a financial point of view, to the shareholders of CB, as of the date hereof.

     During the course of our engagement, we have, among other things: (i) reviewed the Agreement, the Joint Proxy Statement-Prospectus and certain related documents; (ii) reviewed certain publicly-available financial and other data, including the audited and unaudited recent financial statements of CB and Citizens, as well as certain other relevant internally-generated CB and Citizens reports relating to asset/liability management, asset quality and so forth, as made available to us; (iii) reviewed and analyzed other materials bearing upon the financial and operating condition of CB and Citizens and materials prepared in connection with the proposed transaction; (iv) reviewed the operating characteristics of certain other financial institutions deemed relevant to the contemplated transaction; (v) reviewed the nature and terms of recent sale and merger transactions involving banks, thrifts, bank and thrift holding companies and other financial institutions that we considered relevant; (vi) reviewed historical and current market data for CB Common Stock and Citizens Common Stock; (vii) conducted meetings with members of the senior managements of CB and Citizens for the purpose of reviewing the future prospects of CB and Citizens, the strategic objectives of each, and the possible financial benefits which might be realized following the Merger; (viii) reviewed certain information, including forecasts pertaining to prospective cost savings relative to the Merger; (ix) evaluated the pro forma ownership of Citizens Common Stock by CB shareholders, relative to the pro forma contribution of CB's assets, liabilities, equity and earnings to Citizens; and (x) performed such other analyses and examinations as we deemed appropriate.

     In rendering this opinion, we have relied upon, without independent verification, the accuracy and completeness of the financial and other information and representations provided to us by CB and Citizens. We have relied upon the managements of CB and Citizens as to the reasonableness and achievability of the financial forecasts and projections (and the assumptions and bases therefore) utilized in our analyses, and have assumed that such forecasts and projections represent the best available estimates of management. We are not experts in the evaluation of loan portfolios or the allowances for loan losses with respect thereto and have assumed that such allowances by CB and Citizens are in the aggregate adequate to cover such losses. In addition, we have not reviewed individual credit files nor have we made an independent appraisal of the assets and liabilities of CB and Citizens or any of their subsidiaries and we have not been furnished with any such evaluation or appraisal. We have also assumed that the Merger will be recorded as a pooling of interests in accordance with generally accepted accounting principles as stipulated in the Agreement. Finally, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of the date hereof.

     ABN AMRO Chicago Corporation ("AACC"), as part of its investment banking business, is continually engaged in the valuation of banks and bank holding companies and thrifts and thrift holding companies in connection with mergers and acquisitions, as well as initial and secondary offerings of securities and valuations for other purposes. AACC is a member of all principal U.S. securities exchanges and may from time to time purchase securities from, or sell securities to, CB or Citizens and, either directly or through affiliates, buy or sell the equity securities of CB or Citizens as principal or for the accounts of customers.

     The Board of Directors has requested that AACC issue this opinion and AACC will receive a fee from CB for delivering this opinion to be used in evaluating the proposed Merger.

     This opinion is limited to the fairness, from a financial point of view, to the holders of CB Common Stock, of the Merger Consideration. Moreover, this letter, and the opinion expressed herein, is directed to the Board of Directors of CB and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the Merger.

     Based on the foregoing and our experience as investment bankers, we are of the opinion that, as of the date hereof, the Merger Consideration to be paid to the shareholders of CB, as described in the Agreement, is fair from a financial point of view.

                                   Sincerely,

                                   /s/ ABN AMRO CHICAGO CORPORATION
                                   ---------------------------------------------
                                   ABN AMRO CHICAGO CORPORATION

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Sections 561 through 571 of the Michigan Business Corporation Act (the "MBCA") set forth the conditions and limitations governing the indemnification of officers, directors and other persons by Michigan corporations.

     The Bylaws of Citizens require Citizens to indemnify directors and officials to the extent permitted by the MBCA.

     Citizens has entered into an agreement with each of its directors under which Citizens agrees to indemnify the director against certain liabilities and expenses incurred by the director by reason of serving as a director of Citizens or in certain other capacities at the request of Citizens. In general, under the agreements, Citizens agrees to indemnify the director to the extent permitted by the MBCA subject to the following: (a) Citizens agrees to reimburse the director for expenses incurred prior to the final disposition of the matter or proceeding, subject to certain limitations; (b) the director may file a suit against Citizens if Citizens refuses to indemnify the director, and the court is authorized to determine whether the director is entitled to be indemnified whether or not a determination in such respect has or has not been made by the Board of Directors, independent legal counsel, or the shareholders of Citizens; and (c) in the event of a "Change in Control of Citizens" as defined in the agreements, the director may require Citizens to establish a trust for the director and at his or her request fund the trust in an amount sufficient to satisfy any expenses that may properly be subject to indemnification under the agreement anticipated at the time of the request.

     The MBCA permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the corporation against liabilities arising out of such person's positions with the corporation, whether or not the corporation would have the power to indemnify such person against liability under the MBCA.

     Citizens carries a directors and officers liability insurance policy which insures directors and officers of Citizens against certain liability by reason of certain acts or omissions in connection with their duties for Citizens and which insures Citizens against certain amounts for which it is legally obligated to pay or for which it has agreed or is required to indemnify the directors or officers. During each policy year, the aggregate limit of liability under the policy is $10,000,000, and the insurer is generally obligated to pay for any loss experienced by a director or officer and for any loss in excess of $250,000 experienced by Citizens. The insurance policy is in effect until October 1, 1997.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits. The following is a list of Exhibits to this Registration
Statement:

 2 Agreement and Plan of Merger, dated as of January 27, 1997, by and among Citizens Banking Corporation, Polaris
        Acquisition, Inc., a wholly-owned subsidiary of Citizens
        Banking Corporation, and CB Financial Corporation, (included in Part I of this Registration Statement as Annex A to the Joint Proxy Statement-Prospectus). The Agreement and Plan of
        Merger does not contain the "Company Disclosure Letter" or the "Parent Disclosure Letter," which include routine background information relating to the parties. Annex 1 to the Agreement and Plan of Merger is included as Exhibit 99.3 to this Registration Statement and Annex 2 to the Agreement and Plan of Merger is a standard form of Affiliate Letter relating to the Merger. The Registrant will furnish supplementally a copy of the omitted material to the Commission upon request.
 4.1    Restated Articles of Incorporation, as amended, including
        Certificates of Designations Establishing And Designating
        The Series And Fixing And Determining The Relative Rights
        And Preferences Of The Series A Preferred Stock
        (incorporated by reference from Exhibit 3(a) of the Citizens
        Annual Report on Form 10-K for the year ended December 31,
        1995).

 4.2 Rights Agreement dated as of July 20, 1990 between Citizens and Citizens Bank, as Rights Agent (incorporated by reference to Exhibit 1 of Citizens Registration Statement on Form 8-A, Commission File No. 0-10535).
 5 Opinion of Dykema Gossett PLLC as to legality of securities being issued.
 8.1 Opinion of Dykema Gossett PLLC as to federal income tax matters.
 8.2 Opinion of Howard & Howard Attorneys, P.C. as to federal income tax matters.
23.1    Consent of Ernst & Young LLP.
23.2    Consent of Arthur Andersen LLP.
23.3    Consent of Roney & Company.
23.4    Consent of ABN AMRO Chicago Corporation.
23.5    Consent of Dykema Gossett PLLC (included in Exhibits 5 and
        8.1 hereof).
23.6    Consent of Howard & Howard Attorneys, P.C. (included in
        Exhibit 8.2 hereof).
24 Powers of Attorney (included on signature pages to this Registration Statement).
99.1    Form of Proxy for Citizens.
99.2    Form of Proxy for CB.
99.3 Stock Option Agreement, dated as of January 27, 1997, by and between Citizens Banking Corporation and CB Financial Corporation (incorporated by reference to Exhibit 2 to Citizens' Current Report on Form 8-K dated February 3,
        1997).

     (b) Financial Statement Schedules.
         Not Applicable

ITEM 22. UNDERTAKINGS.

     The undersigned Registrant hereby undertakes:

     (1) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's and CB's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (2) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form;

     (3) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of
         Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (4) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request; and

     (5) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to Item 20 of this Registration Statement, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Flint and State of Michigan on May 16, 1997.

                                          CITIZENS BANKING CORPORATION

                                          By:      /s/ ROBERT J. VITITO
                                          --------------------------------------
                                                     Robert J. Vitito
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Robert
J. Vitito, John W. Ennest and Thomas W. Gallagher, and each of them, his or her attorneys-in-fact for him or her in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as might or could be done in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities indicated on May 16, 1997.

                SIGNATURE                                               TITLE
                ---------                                               -----

           /s/ CHARLES R. WEEKS                 Chairman of the Board and Director
------------------------------------------
             Charles R. Weeks

         /s/ /S/ ROBERT J. VITITO               President, Chief Executive Officer and Director
------------------------------------------
             Robert J. Vitito

            /s/ JOHN W. ENNEST                  Vice Chairman, Chief Financial Officer, Treasurer and
------------------------------------------      Director (Principal Financial Officer)
              John W. Ennest

         /s/ DANIEL E. BEKEMEIER                Senior Vice President and Controller of Citizens Bank
------------------------------------------      (Principal Accounting Officer)
           Daniel E. Bekemeier

           /s/ EDWARD P. ABBOTT                 Director
------------------------------------------
             Edward P. Abbott

          /s/ HUGO E. BRAUN, JR.                Director
------------------------------------------
            Hugo E. Braun, Jr.

      /s/ JONATHAN E. BURROUGHS, II             Director
------------------------------------------
        Jonathan E. Burroughs, II

                SIGNATURE                                               TITLE
                ---------                                               -----
            /s/ JOSEPH P. DAY                   Director
------------------------------------------
              Joseph P. Day

         /s/ LAWRENCE O. ERICKSON               Director
------------------------------------------
           Lawrence O. Erickson

           /s/ VICTOR E. GEORGE                 Director
------------------------------------------
             Victor E. George

           /s/ WILLIAM J. HANK                  Director
------------------------------------------
             William J. Hank

        /s/ WILLIAM F. NELSON, JR.              Director
------------------------------------------
          William F. Nelson, Jr.

           /s/ WILLIAM C. SHEDD                 Director
------------------------------------------
             William C. Shedd

       /s/ JAMES E. TRUESDELL, JR.              Director
------------------------------------------
         James E. Truesdell, Jr.

         /s/ KENDALL B. WILLIAMS                Director
------------------------------------------
           Kendall B. Williams

           /s/ GERALD SCHREIBER                 Director
------------------------------------------
             Gerald Schreiber

          /s/ ADA C. WASHINGTON                 Director
------------------------------------------
            Ada C. Washington

           /s/ JAMES L. WOLOHAN                 Director
------------------------------------------
             James L. Wolohan

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                         DOCUMENT DESCRIPTION
-------                        --------------------

  2 Agreement and Plan of Merger, dated as of January 27, 1997, by and among Citizens Banking Corporation, Polaris
           Acquisition, Inc., a wholly-owned subsidiary of Citizens
           Banking Corporation, and CB Financial Corporation, (included in Part I of this Registration Statement as Annex A to the Joint Proxy Statement-Prospectus). The Agreement and Plan of
           Merger does not contain the "Company Disclosure Letter" or the "Parent Disclosure Letter," which include routine background information relating to the parties. Annex 1 to the Agreement and Plan of Merger is included as Exhibit 99.3 to this Registration Statement and Annex 2 to the Agreement and Plan of Merger is a standard form of Affiliate Letter relating to the Merger. The Registrant will furnish supplementally a copy of the omitted material to the Commission upon request.
  4.1      Restated Articles of Incorporation, as amended, including
           Certificates of Designations Establishing And Designating
           The Series And Fixing And Determining The Relative Rights
           And Preferences Of The Series A Preferred Stock
           (incorporated by reference from Exhibit 3(a) of the Citizens
           Annual Report on Form 10-K for the year ended December 31,
           1995).
  4.2 Rights Agreement dated as of July 20, 1990 between Citizens and Citizens Bank, as Rights Agent (incorporated by reference to Exhibit 1 of Citizens Registration Statement on
           Form 8-A, Commission File No. 0-10535).
  5 Opinion of Dykema Gossett PLLC as to legality of securities being issued.
  8.1 Opinion of Dykema Gossett PLLC as to federal income tax matters.
  8.2 Opinion of Howard & Howard Attorneys, P.C. as to federal income tax matters.
 23.1      Consent of Ernst & Young LLP.
 23.2      Consent of Arthur Andersen LLP.
 23.3      Consent of Roney & Company
 23.4      Consent of ABN AMRO Chicago Corporation.
 23.5      Consent of Dykema Gossett PLLC (included in Exhibits 5 and
           8.1 hereof).
 23.6      Consent of Howard & Howard Attorneys, P.C. (included in
           Exhibit 8.2 hereof).
 24 Powers of Attorney (included on signature pages to this Registration Statement).
 99.1      Form of Proxy for Citizens.
 99.2      Form of Proxy for CB.
 99.3 Stock Option Agreement, dated as of January 27, 1997, by and between Citizens Banking Corporation and CB Financial
           Corporation (incorporated by reference to Exhibit 2 to Citizens' Current Report on Form 8-K dated February 3,
           1997).